

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037



February 8, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a Material Change Report for the news release dated February 7, regarding the Pool's Board approving a recapitalization plan and proposed rights offering. This was filed with the provincial securities commissions.

Yours very truly,

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool, is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Item 2 - Date of Material Change

February 7, 2005

Item 3 - News Release

The press release announcing the material change was prepared by Saskatchewan Wheat Pool (the "Pool"). On February 7 at 2:34 p.m. (CST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press release was delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

Item 4 - Summary of Material Change

Saskatchewan Wheat Pool's Board of Directors approved a proposed recapitalization of its shares and Convertible Subordinated Notes and a subsequent rights offering to all common Shareholders. The plan is consistent with the Pool's December 14, 2004 news release regarding its capital markets initiative.

Item 5 - Full Description of Material Change

The principal elements of the proposal include:

- the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-Voting Shares of the Company into new common shares;

- the early conversion of approximately $173 million of the Pool's Convertible Subordinated Notes into new common shares;

- a $150 million rights offering to be made available to all of the Pool's common Shareholders following the continuance and exchange of the Convertible Notes; and

- the establishment of a Farm Leadership Co-operative whose mandate will include nominating a minimum of four directors to sit on the Pool's Board.

The Pool will be seeking approvals for the recapitalization from its Delegates, Class "B" Non-Voting Shareholders and Convertible Noteholders. The Pool has received lock-up agreements from Noteholders representing approximately 37.7% of the Convertible Subordinated Notes currently outstanding, in which they commit to vote in favour of the recapitalization.

Under the proposed continuance, the existing Class "A" Voting Shares and Class "B" Non-Voting Shares of the Pool will be consolidated into a single class of common voting shares.

- Class "A" Shareholders will be entitled to 3.62 new common shares, which equates to the $25 par value of each Class "A" Share, or, if they so choose, $25 in cash; and

- Class "B" Shareholders will each receive one new common share for every 20 Class "B" Non-Voting Shares they hold.

Fractional shares resulting from the exchange and consolidation will be aggregated and sold on behalf of the holders on the Toronto Stock Exchange. Cheques representing the value of fractional share interests of Shareholders will subsequently be issued.

The Convertible Notes will be exchanged for approximately 131.6 common shares per $1,000 of principal amount, in full satisfaction of their notes. This would be equivalent to approximately 2,632 common shares, or $0.38 per Class "B" share prior to the one for 20 consolidation which occurs upon continuance. Noteholders currently have the right to convert their $1,000 of principal amount into 2,227 Class "B" Non-Voting Shares.

Following continuance and the exchange of Convertible Notes, the Pool intends to proceed with a rights offering of approximately $150 million to the holders of its common shares. The rights offering will provide each common Shareholder the right to purchase, at a discount, additional common shares in the Pool. The subscription price will be fixed shortly after completion of the continuance and exchange of the Convertible Notes. It is the Pool's intention to use $100 million of the proceeds to eliminate debt with the balance to be used for general corporate purposes.

A syndicate of Canadian investment dealers led by BMO Nesbitt Burns Inc. has entered into a standby purchase agreement with the Pool whereby the underwriters have agreed to purchase, at the subscription price determined following the continuance and Note exchange, any common shares that are not otherwise purchased through the rights offering. This commitment is subject to certain conditions, including a material adverse change in the business, operations or prospect of the Pool.

In assessing the terms of the proposed transaction, the Board requested and received from TD Securities Inc. an independent formal valuation of the Convertible Notes and a fairness opinion. The fairness opinion states, subject to certain assumptions and limitations, that the consideration offered to holders of the Convertible Notes is fair, from a financial point of view, to the Class "A" Shareholders and the Class "B" Shareholders. This opinion assumes the completion of the proposed transaction and the successful completion of the rights offering to common Shareholders immediately following continuance and the exchange of the Convertible Notes.

Item 6 –Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

A senior officer who is knowledgeable about the material change is Mayo Schmidt, Chief Executive Officer of the Pool. He may be contacted at telephone number (306) 569-4806.

Item 9 – Date of Report

February 16, 2005


POOL
Saskatchewan Wheat Pool

For Immediate Release
February 7, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.NV.B

Pool's Board Approves a Recapitalization Plan and Proposed $150 Million Rights Offering

Saskatchewan Wheat Pool's Board of Directors today approved a proposed recapitalization of its shares and Convertible Subordinated Notes and a subsequent rights offering to all common Shareholders. The plan is consistent with the Pool's December 14, 2004 news release regarding its capital markets initiative.

"After several months of considering possible alternatives to strengthen the Pool's balance sheet, the Board has determined that it is in the best interest of the Company to continue under the *Canada Business Corporations Act* with a more conventional share structure," said Pool CEO Mayo Schmidt. "The plan approved today will position the Pool to raise equity in the public markets to further reduce debt and enhance liquidity."

The principal elements of the proposal include:

- the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-Voting Shares of the Company into new common shares;

- the early conversion of approximately $173 million of the Pool's Convertible Subordinated Notes into new common shares;

- a $150 million rights offering to be made available to all of the Pool's common Shareholders following the continuance and exchange of the Convertible Notes; and

- the establishment of a Farm Leadership Co-operative whose mandate will include nominating a minimum of four directors to sit on the Pool's Board.

"The Board of Directors has made a very important decision today, one that we believe is vital to the Pool's future," says President and Chairman of the Board, Terry Baker. "A key component to our future success is our service commitment to farmers in Western Canada and I am pleased that our decision today helps to solidify that relationship while restoring the Pool's financial strength."

The Pool will be seeking approvals for the recapitalization from its Delegates, Class "B" Non-Voting Shareholders and Convertible Noteholders. The Pool has received lock-up agreements from Noteholders representing approximately 37.7% of the Convertible Subordinated Notes currently outstanding, in which they commit to vote in favour of the recapitalization.

Under the proposed continuance, the existing Class "A" Voting Shares and Class "B" Non-Voting Shares of the Pool will be consolidated into a single class of common voting shares.

- Class "A" Shareholders will be entitled to 3.62 new common shares, which equates to the $25 par value of each Class "A" Share, or, if they so choose, $25 in cash; and

- Class "B" Shareholders will each receive one new common share for every 20 Class "B" Non-Voting Shares they hold.

Fractional shares resulting from the exchange and consolidation will be aggregated and sold on behalf of the holders on the Toronto Stock Exchange. Cheques representing the value of fractional share interests of Shareholders will subsequently be issued.

The Convertible Notes will be exchanged for approximately 131.6 common shares per $1,000 of principal amount, in full satisfaction of their notes. This would be equivalent to approximately 2,632 common shares, or $0.38 per Class "B" share prior to the one for 20 consolidation which occurs upon continuance. Noteholders currently have the right to convert their $1,000 of principal amount into 2,227 Class "B" Non-Voting Shares.

Following continuance and the exchange of Convertible Notes, the Pool intends to proceed with a rights offering of approximately $150 million to the holders of its common shares. The rights offering will provide each common Shareholder the right to purchase, at a discount, additional common shares in the Pool. The subscription price will be fixed shortly after completion of the continuance and exchange of the Convertible Notes. It is the Pool's intention to use $100 million of the proceeds to eliminate debt with the balance to be used for general corporate purposes.

A syndicate of Canadian investment dealers led by BMO Nesbitt Burns Inc. has entered into a standby purchase agreement with the Pool whereby the underwriters have agreed to purchase, at the subscription price determined following the continuance and Note exchange, any common shares that are not otherwise purchased through the rights offering. This commitment is subject to certain conditions, including a material adverse change in the business, operations or prospect of the Pool.

In assessing the terms of the proposed transaction, the Board requested and received from TD Securities Inc. an independent formal valuation of the Convertible Notes and a fairness opinion. The fairness opinion states, subject to certain assumptions and limitations, that the consideration offered to holders of the Convertible Notes is fair, from a financial point of view, to the Class "A" Shareholders and the Class "B" Shareholders. This opinion assumes the completion of the proposed transaction and the successful completion of the rights offering to common Shareholders immediately following continuance and the exchange of the Convertible Notes.

The Company will be holding meetings of its Delegates, Class "B" Shareholders and Noteholders to seek their approval for the continuance and exchange of the Convertible Notes, following the distribution of meeting materials, which are being finalized in the coming days. The meetings are scheduled as follows:

Delegates' Extraordinary Meeting	9:00 a.m. February 21, 2005	Delta Regina Regina, Saskatchewan
Class "B" Annual and Special Meeting	9:00 a.m. March 23, 2005	Queensbury Centre Regina Exhibition Park Regina Saskatchewan
Noteholders Extraordinary Meeting	1:30 p.m. March 23, 2005	Queensbury Centre Regina Exhibition Park Regina, Saskatchewan

The Management Information Circular relating to the continuance and exchange of the Convertible Notes along with the applicable proxies and notices will be filed and distributed to Delegates, Class "B" Shareholders and Noteholders within the timeframes required for each meeting.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class "B" shares are listed on the Toronto Stock Exchange under the symbol SWP.NV.B.

Investor Conference Call
The Pool will be hosting a conference call with the investment community on Tuesday, February 8, 2005 at 8:00 a.m. Regina time. The toll free dial-in number is 1-877-692-2086. Participants should dial in 5 minutes before start time. The instant replay number is 1-877-519-4471 – access number 5663872. This replay will be available approximately one hour after the call.

Forward Looking Information
Certain statements in this Press Release are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

-30-

Media Contact:	Susan Cline	306-569-6948
Investor Contact:	Colleen Vancha	306-569-4782



Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

February 8, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release regarding the Pool's Board approving a recapitalization plan and proposed rights offering. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the notification for the Annual and Special Meeting and Record Date for the Class B Non-voting shareholders and a copy of the notification for the Extraordinary meeting for the holders of Convertible Subordinated Notes. These were both filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment


POOL
Saskatchewan Wheat Pool

For Immediate Release
February 7, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.NV.B

Pool's Board Approves a Recapitalization Plan and Proposed $150 Million Rights Offering

Saskatchewan Wheat Pool's Board of Directors today approved a proposed recapitalization of its shares and Convertible Subordinated Notes and a subsequent rights offering to all common Shareholders. The plan is consistent with the Pool's December 14, 2004 news release regarding its capital markets initiative.

"After several months of considering possible alternatives to strengthen the Pool's balance sheet, the Board has determined that it is in the best interest of the Company to continue under the *Canada Business Corporations Act* with a more conventional share structure," said Pool CEO Mayo Schmidt. "The plan approved today will position the Pool to raise equity in the public markets to further reduce debt and enhance liquidity."

The principal elements of the proposal include:

- the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-Voting Shares of the Company into new common shares;

- the early conversion of approximately $173 million of the Pool's Convertible Subordinated Notes into new common shares;

- a $150 million rights offering to be made available to all of the Pool's common Shareholders following the continuance and exchange of the Convertible Notes; and

- the establishment of a Farm Leadership Co-operative whose mandate will include nominating a minimum of four directors to sit on the Pool's Board.

"The Board of Directors has made a very important decision today, one that we believe is vital to the Pool's future," says President and Chairman of the Board, Terry Baker. "A key component to our future success is our service commitment to farmers in Western Canada and I am pleased that our decision today helps to solidify that relationship while restoring the Pool's financial strength."

The Pool will be seeking approvals for the recapitalization from its Delegates, Class "B" Non-Voting Shareholders and Convertible Noteholders. The Pool has received lock-up agreements from Noteholders representing approximately 37.7% of the Convertible Subordinated Notes currently outstanding, in which they commit to vote in favour of the recapitalization.

Under the proposed continuance, the existing Class "A" Voting Shares and Class "B" Non-Voting Shares of the Pool will be consolidated into a single class of common voting shares.

- Class "A" Shareholders will be entitled to 3.62 new common shares, which equates to the $25 par value of each Class "A" Share, or, if they so choose, $25 in cash; and

- Class "B" Shareholders will each receive one new common share for every 20 Class "B" Non-Voting Shares they hold.

Fractional shares resulting from the exchange and consolidation will be aggregated and sold on behalf of the holders on the Toronto Stock Exchange. Cheques representing the value of fractional share interests of Shareholders will subsequently be issued.

The Convertible Notes will be exchanged for approximately 131.6 common shares per $1,000 of principal amount, in full satisfaction of their notes. This would be equivalent to approximately 2,632 common shares, or $0.38 per Class "B" share prior to the one for 20 consolidation which occurs upon continuance. Noteholders currently have the right to convert their $1,000 of principal amount into 2,227 Class "B" Non-Voting Shares.

Following continuance and the exchange of Convertible Notes, the Pool intends to proceed with a rights offering of approximately $150 million to the holders of its common shares. The rights offering will provide each common Shareholder the right to purchase, at a discount, additional common shares in the Pool. The subscription price will be fixed shortly after completion of the continuance and exchange of the Convertible Notes. It is the Pool's intention to use $100 million of the proceeds to eliminate debt with the balance to be used for general corporate purposes.

A syndicate of Canadian investment dealers led by BMO Nesbitt Burns Inc. has entered into a standby purchase agreement with the Pool whereby the underwriters have agreed to purchase, at the subscription price determined following the continuance and Note exchange, any common shares that are not otherwise purchased through the rights offering. This commitment is subject to certain conditions, including a material adverse change in the business, operations or prospect of the Pool.

In assessing the terms of the proposed transaction, the Board requested and received from TD Securities Inc. an independent formal valuation of the Convertible Notes and a fairness opinion. The fairness opinion states, subject to certain assumptions and limitations, that the consideration offered to holders of the Convertible Notes is fair, from a financial point of view, to the Class "A" Shareholders and the Class "B" Shareholders. This opinion assumes the completion of the proposed transaction and the successful completion of the rights offering to common Shareholders immediately following continuance and the exchange of the Convertible Notes.

The Company will be holding meetings of its Delegates, Class "B" Shareholders and Noteholders to seek their approval for the continuance and exchange of the Convertible Notes, following the distribution of meeting materials, which are being finalized in the coming days. The meetings are scheduled as follows:

Delegates' Extraordinary Meeting	9:00 a.m. February 21, 2005	Delta Regina Regina, Saskatchewan
Class "B" Annual and Special Meeting	9:00 a.m. March 23, 2005	Queensbury Centre Regina Exhibition Park Regina Saskatchewan
Noteholders Extraordinary Meeting	1:30 p.m. March 23, 2005	Queensbury Centre Regina Exhibition Park Regina, Saskatchewan

The Management Information Circular relating to the continuance and exchange of the Convertible Notes along with the applicable proxies and notices will be filed and distributed to Delegates, Class "B" Shareholders and Noteholders within the timeframes required for each meeting.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class "B" shares are listed on the Toronto Stock Exchange under the symbol SWP.NV.B.

Investor Conference Call

The Pool will be hosting a conference call with the investment community on Tuesday, February 8, 2005 at 8:00 a.m. Regina time. The toll free dial-in number is 1-877-692-2086. Participants should dial in 5 minutes before start time. The instant replay number is 1-877-519-4471 – access number 5663872. This replay will be available approximately one hour after the call.

FORWARD LOOKING INFORMATION

Certain statements in this Press Release are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

http://www.swp.com

-30-

Media Contact:	Susan Cline	306-569-6948
Investor Contact:	Colleen Vancha	306-569-4782



Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4525

Saskatchewan Wheat Pool

February 7, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission, Securities Division
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Annual and Special Meeting and Record Date - Saskatchewan Wheat Pool

We advise of the following with respect to the Annual and Special Meeting of the Class B Non-voting Shareholders for the subject Corporation:

1. Name of the Reporting Issuer : Saskatchewan Wheat Pool
2. Date Fixed for the Meeting : March 23, 2005
3. Record Date for Notice : February 17, 2005
4. Record Date for Voting : February 17, 2005
5. Beneficial Ownership Determination Date : February 17, 2005
6. Classes or Series of Securities that entitle the holder to receive Notice of Meeting : Class "B" Non-voting Shares
7. Classes or Series of Securities that entitle the holder to Vote at the Meeting : Class "B" Non-voting Shares
8. Business to be conducted at the Meeting :
   To receive the Annual Report and the consolidated financial statements of the Company for the fiscal year ended July 31, 2004, together with the report of the Auditors thereon, and

   To consider and, if thought fit, to pass a Special Resolution (the "Resolution") approving continuance of the Company as a business corporation under the *Canada Business Corporations Act*, the filing of articles of continuance in connection therewith, the approval of the initial slate of directors of the Company following such continuance, the exchange of the Company's Convertible Subordinated Notes due November 30, 2008 into common shares of the Company created in connection with such continuance and certain other related transactions, all in accordance with the text of the Special Resolution set out as Schedule B to the Management Information Circular dated February 7, 2005.
9. CUSIP : 803914 10 0

Yours truly,

Colleen Vancha, Vice President,
Investor Relations & Communications
Saskatchewan Wheat Pool

C:/...SEDAR/0304\Notice of Meeting.doc



Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4525

Saskatchewan Wheat Pool

February 7, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission, Securities Division
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Extraordinary Meeting - Saskatchewan Wheat Pool

We advise of the following with respect to the Notice of Extraordinary Meeting of the Holders of Convertible Subordinated Notes due November 30, 2008 for the subject Corporation:

1. Name of the Reporting Issuer : Saskatchewan Wheat Pool
2. Date Fixed for the Meeting : March 23, 2005
3. Record Date for Notice : February 17, 2005
4. Record Date for Voting : February 17, 2005
5. Beneficial Ownership Determination Date : February 17, 2005
6. Classes or Series of Securities that entitle the holder to receive Notice of Meeting : Convertible Subordinated Note Holders
7. Classes or Series of Securities that entitle the holder to Vote at the Meeting : Convertible Subordinated Note Holders
8. Business to be conducted at the Meeting :
   To consider and, if thought fit, to pass an Extraordinary Resolution (the "Resolution") approving the exchange of the Convertible Notes into common shares of the Company to be created in connection with the proposed continuance of the Company as a business corporation under the *Canada Business Corporations Act* and certain other related transactions, all in accordance with the text of the Resolution set out as Schedule C to the Management Information Circular dated February 7, 2005.
9. ISIN : CA803914 AB 68

Yours truly,

Colleen Vancha, Vice President,
Investor Relations & Communications
Saskatchewan Wheat Pool

C:/...SEDAR/0304/Notice of Meeting.doc

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	02/10/05
Re:	Exemption No: 82-5037	Pages:	155

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

There are 156 pages to this fax. I will fax it to you in three parts using the same fax cover. There are 9 separate documents, so to make it easier, I will note the page numbers that I'm sending to you on this fax cover sheet.

Thank you.

Pages 1-50

Pages 51-100

Pages 101-156



Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-Exemption #: 82-5037

February 10, 2005
Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of the Preliminary Short Form prospectus for the Rights Offering for Saskatchewan Wheat Pool. This was filed with the provincial securities commissions.
2. A copy of the background for the Extraordinary Meeting of the Delegates, Annual and Special Meeting of Class B Non-voting Shareholders and Extraordinary Meeting of Noteholders. This was filed with the provincial securities commissions.
3. A copy of the Notice of Extraordinary Meeting of the holders of the convertible subordinated notes. This was filed the provincial securities commissions.
4. A copy of the Notice of Annual and Special Meeting of the holders of Class B Non-voting Shares. This was filed with the provincial securities commissions.
5. A copy of the Management Information Circular. This was filed with the provincial securities commissions.
6. A copy of the Form of Proxy for the Special meeting of Class B Non-voting Shareholders of Saskatchewan Wheat Pool. This was filed with the provincial securities commissions.
7. A copy of the Form of Proxy for the Extraordinary meeting of holders of Convertible Subordinated Notes of Saskatchewan Wheat Pool. This was filed with the provincial securities commissions.
8. A copy of TD Securities Valuation. This was filed with the provincial securities commissions.
9. A copy of the Standby Purchase Agreement. This was filed with the provincial securities commissions.

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool at the above-mentioned address and telephone number.

Rights Offering

PRELIMINARY SHORT FORM PROSPECTUS

February 7, 2005


POOL

Saskatchewan Wheat Pool

$150,000,000

◆ rights to purchase ◆common shares at a purchase price of $◆ per share

Saskatchewan Wheat Pool (the "Pool" or the "Company") has filed as of the date hereof a management information circular in respect of a proposed continuance and recapitalization (referred to collectively as the "Recapitalization"), which includes the following elements: (i) the continuance of the Pool as a corporation governed by the *Canada Business Corporations Act* ("CBCA"); (ii) the changing of the Pool's existing Class "A" Voting Shares (the "Class A Shares") and Class "B" Non-Voting Shares (the "Class B Shares") into a class of new common shares (the "Common Shares"); (iii) the changing of the name of the Pool to "Saskatchewan Wheat Pool Inc."; and (iv) the exchange of all of the outstanding Convertible Subordinated Notes due November 30, 2008 issued by the Pool (the "Convertible Notes") into Common Shares. The Recapitalization will be submitted for the approval of each of: (i) the Delegates representing the holders of the Class A Shares, at a meeting to be held on February 21, 2005; (ii) the holders of the Class B Shares, at a meeting to be held on March 23, 2005; and (iii) the holders of the Convertible Notes, at a meeting to be held on March 23, 2005 (such meetings referred to collectively herein as the "Recapitalization Meetings"). Following completion of the Recapitalization, the former holders of the Class B Shares will hold one Common Share for each 20 Class B Shares held immediately prior to the Recapitalization, the former holders of the Convertible Notes will hold approximately 131.58 Common Shares for each $1,000 principal of Convertible Notes previously held, and the former holders of the Class A Shares will hold either 3.62 Common Shares for each Class A Share previously held, or, in the event that they have elected to receive the cash redemption value of their Class A Share, $25 in cash. See "The Recapitalization".

This preliminary short form prospectus is intended to qualify for distribution rights to purchase the new Common Shares following the completion of the Recapitalization as well as the Common Shares issuable upon the exercise of such Rights and the Standby Shares, if any. See "Description of the Common Shares". The final prospectus will be filed only following the

completion of the Recapitalization and the record date for the holders of the Common Shares entitled to receive Rights will be determined at the time the final short form prospectus is filed.

Following the completion of the Recapitalization, the Pool will distribute to the holders of its outstanding Common Shares of record (the "Holders") at the close of business (Toronto time) on ◆, 2005 (the "Record Date") rights (the "Rights") to subscribe for an aggregate of ◆ Common Shares (the "Offering") for gross proceeds to the Pool of $150,000,000. The Rights are evidenced by fully transferable certificates in registered form (the "Rights Certificates"). Each Holder is entitled to one Right for each Common Share held on the Record Date. One Right entitles the holder thereof to purchase ◆ Common Shares (the "Basic Subscription Right") of the Company at a price of $◆ per share (the "Subscription Price") prior to 5:00 p.m. (Toronto time) on ◆ , 2005 (the "Expiry Time"). **RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME SHALL BE VOID AND OF NO VALUE.** Holders who exercise their Rights in full are entitled to subscribe for additional Common Shares, if available, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). See "Details of Rights Offering – Additional Subscription Privilege".

Accompanying this prospectus is a Rights Certificate evidencing the Rights to which Holders are entitled. Rights Certificates are being distributed to Holders, whose addresses of record are in Canada, but not to Holders whose addresses of record are outside of Canada (collectively, the "Non-Participating Jurisdictions"). See "Details of Rights Offering – Shareholders in Non-Participating Jurisdictions".

Under a standby purchase agreement dated February 7, 2005 (the "Standby Purchase Agreement"), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Genuity Capital Markets and National Bank Financial Inc. (collectively, the "Underwriters"), have agreed, subject to certain terms and conditions, to purchase, at the Subscription Price, all of the Common Shares not otherwise purchased pursuant to the exercise of Rights under this Offering at the Expiry Time (the "Standby Shares"). This prospectus qualifies any distribution of the Standby Shares affected by the Underwriters following such issuance. The Standby Purchase Agreement may be terminated by the Underwriters prior to the Expiry Time in certain circumstances. The Underwriters received an initial commitment fee of $1.5 million upon execution of the Standby Purchase Agreement, and will receive an additional commitment fee upon closing, or upon termination by them or the Pool of the Standby Purchase Agreement pursuant to certain provisions thereunder, equal to 4% of the anticipated gross proceeds of the Offering less the initial commitment fee. See "Standby Commitment and Plan of Distribution".

The Pool's Class B Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "SWP.NV.B".

The securities offered hereby are subject to a number of risks. See "Risk Factors" for certain considerations relevant to an investment in the Common Shares.

TABLE OF CONTENTS

In this prospectus, unless stated otherwise, the "Pool", the "Company", "we", "us", and "our" refer to Saskatchewan Wheat Pool, whether prior to or following the Recapitalization. All amounts in this prospectus are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States ("US") dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the information incorporated herein are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Discussions containing forward-looking statements may be found in the material set forth in the "The Company" section hereof, the Annual Information Form incorporated by reference herein and in the Interim Reports and Management's Discussion and Analysis incorporated by reference herein. In addition, when used in this prospectus and in the documents incorporated herein by reference, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under "Risk Factors" in this prospectus, and the Annual Information Form and the Management's Discussion and Analysis under "Risk Management"; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; the extent of the Company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters. Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this prospectus. The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Pool, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference in this prospectus:

(a) Annual Information Form of the Pool dated November 1, 2004 (the "Annual Information Form"), including Management's Discussion and Analysis for the year ended July 31, 2004 (the "Management's Discussion and Analysis");

(b) Annual financial statements of the Pool for the year ended July 31, 2004, including consolidated balance sheets as at July 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the year ended July 31, 2004 and the six month periods ended July 31, 2003 and January 31, 2003 and related notes (collectively, the "Consolidated Financial Statements"), together with the auditors' report thereon, contained therein;

(c) Interim Report of the Pool dated December 14, 2004 including the comparative interim unaudited consolidated financial statements for the three month period ended October 31, 2004 and the management's discussion and analysis in respect of such period (collectively, the "Interim Report"); and

(d) Management Information Circular of the Pool dated February 7, 2005, in connection with the Recapitalization Meetings (the "Recapitalization Circular").

All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Pool with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool at the above-mentioned address and telephone number.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Certain terms used in this summary and in this prospectus are defined elsewhere herein. Unless otherwise stated, all references in this prospectus to dollar amounts are in Canadian funds.

The Offering

Issuer:

The Pool is a publicly traded agri-business with a grain handling and marketing network that extends across Alberta, Saskatchewan and Manitoba and is the largest grain handler and marketer in Saskatchewan. The Company is integrated and diversified and is engaged in three distinct but interrelated agri-businesses. The Pool's principal businesses are: (i) the handling and marketing of grain; (ii) the sale of agri-products and services throughout Western Canada; and (iii) agri-food processing. The Company's agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat processor, and Prairie Malt Limited, one of North America's largest single-site malt plants and owned 42% by the Pool.

Recapitalization:

The Pool has filed a Recapitalization Circular in respect of a proposed continuance and recapitalization (referred to collectively as the "Recapitalization"), which includes the following elements: (i) the continuance of the Pool as a corporation governed by the *Canada Business Corporations Act* ("CBCA"); (ii) the changing of the Pool's existing Class "A" Voting Shares (the "Class A Shares") and Class "B" Non-Voting Shares (the "Class B Shares") into a class of new common shares (the "Common Shares"); (iii) the changing of the name of the Pool to "Saskatchewan Wheat Pool Inc."; and (iv) the exchange of all of the outstanding Convertible Subordinated Notes due November 30, 2008 issued by the Pool (the "Convertible Notes") into Common Shares. The Recapitalization will be submitted for the approval of each of: (i) the Delegates representing the holders of the Class A Shares, at a meeting to be held on February 21, 2005; (ii) the holders of the Class B Shares, at a meeting to be held on March 23, 2005; and (iii) the holders of the Convertible Notes, at a meeting to be held on March 23, 2005 (such meetings referred collectively as the "Recapitalization Meetings"). Following completion of the Recapitalization, the former holders of the Class B Shares will hold one Common Share for each 20 Class B Shares held immediately prior to the Recapitalization, the former holders of the Convertible Notes will hold approximately 131.58 Common Shares for each $1,000 principal of Convertible Notes previously held, and the former holders of the Class A Shares will hold either 3.62 Common Shares for each Class A Share previously held, or, in the event that they have elected to receive the cash redemption value of their Class A Share, $25 in cash. See "Recapitalization".

This preliminary short form prospectus is intended to qualify for distribution rights to purchase the new Common Shares following the completion of the Recapitalization, as well as the Common Shares issuable upon the exercise of such Rights, and the Standby Shares, if any. See "Description of the Common Shares". The final prospectus will be filed only following the completion of the Recapitalization and the record date for the holders of the Common Shares entitled to receive Rights will be determined at the time the final short form prospectus is filed.

Issue:	◆ Rights to subscribe for an aggregate of ◆ Common Shares.
Subscription Price:	$◆ per Common Share (the "Subscription Price"), payable by certified cheque, bank draft or money order to the order of Computershare Investor Services Inc. ("Computershare").
Record Date:	The close of business on ◆, 2005.
Expiry Time:	◆, 2005 at 5:00 p.m. (Toronto time), unless extended due to postal disruption, which extension will be subject to regulatory approval.
Exercise Rights:	Rights will be issued to Holders at the close of business on ◆, 2005 on the basis of one Right for every Common Share held. One Right entitles the holder thereof to acquire ◆ Common Shares at a price of $◆ per Share. Only subscriptions for whole Common Shares will be accepted. No fractional Common Shares will be issued. To exercise Rights, one must: (i) Complete and sign Form 1 of the Rights Certificate. (ii) Optional. Complete and sign Form 2 of the Rights Certificate only if the Holder has fully exercised its maximum number of Rights as shown in the Rights Certificate and wishes to participate in the Additional Subscription Privilege. See "Details of Rights Offering – Additional Subscription Privilege". (iii) Enclose payment by certified cheque, bank draft or money order payable to Computershare Investor Services Inc.. The amount of payment will be $◆ per Common Share subscribed for, including $◆ for each additional Common Share elected to be acquired pursuant to the Additional Subscription Privilege. (iv) Deliver or mail the completed Rights Certificate and payment for all Common Shares subscribed for in the envelope provided so that it is received by Computershare before 5:00 p.m. (Toronto time) on ◆, 2005. If sent by mail, the address is P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario M5C 3H2, Attention: Corporate Actions. If delivered by courier service or by hand, the address is 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Corporate Actions. If mailing, allow for sufficient time to avoid late delivery.
Additional Subscription Privilege:	Each Holder of a Rights Certificate who exercises all Rights evidenced by such certificate will have the right to subscribe for, at the Subscription Price, additional Common Shares, if any, available as a result of Rights that are unexercised at the Expiry Time. See "Details of Rights Offering – Additional Subscription Privilege".
Standby Commitment:	Under a standby purchase agreement dated February 7, 2005 (the "Standby Purchase Agreement"), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Genuity Capital Markets and National Bank Financial Inc. (collectively the "Underwriters") have agreed to purchase, at the Subscription Price, all Common Shares not otherwise purchased as at the Expiry Time (the "Standby Shares"). The Standby Purchase Agreement may be terminated by the Underwriters prior to the Expiry Time in certain circumstances. The Underwriters received an initial commitment fee of $1.5 million upon execution of the Standby Purchase Agreement, and will receive an additional commitment fee upon closing, or upon

	termination by them or the Pool of the Standby Purchase Agreement pursuant to certain provisions thereunder, equal to 4% of the anticipated gross proceeds of the Offering less the initial commitment fee (collectively, the "Commitment Fee"). See "Standby Commitment and Plan of Distribution".
Shareholders in Non-Participating Jurisdictions:	The Common Shares issuable upon exercise of the Rights are not, and may not be, offered or sold outside of Canada. The Rights and Rights Certificates to which shareholders in non-participating jurisdictions are entitled will be issued to and held by the Subscription Agent who will hold same as agent for the benefit of all shareholders in non-participating jurisdictions. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on ◆, 2005 in order to give the beneficial holders an opportunity to claim the Rights Certificate by satisfying the Pool that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. See "Details of Rights Offering – Shareholders in Non-Participating Jurisdictions".
Stock Exchange Listing:	The Class B Shares of the Pool are listed on the Toronto Stock Exchange (the "TSX") under the symbol "SWP.NV.B".
Use of Proceeds:	The net proceeds to the Pool from this Offering, will be approximately $143,190,000 after payment of the Commitment Fee of $6,000,000 and the Company's estimated Offering expenses of $810,000. A minimum of $100 million of net proceeds of the Offering will be used to repay outstanding term debt and the remainder will be used for general corporate purposes. See "Use of Proceeds".
Risk Factors:	**The securities offered hereby are subject to certain risks. See "Risk Factors".**

THE COMPANY

General

The Pool is a publicly traded agri-business with a grain handling and marketing network that extends across Alberta, Saskatchewan and Manitoba and is the largest grain handler and marketer in Saskatchewan. The Company is integrated and diversified and is engaged in three distinct but interrelated agri-businesses. The Pool's principal businesses are: (i) the handling and marketing of grain; (ii) the sale of agri-products and services throughout Western Canada; and (iii) agri-food processing. The Company's significant agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat processor, and Prairie Malt Limited, one of North America's largest single-site malt plants and owned 42% by the Pool.

Further particulars with respect to the Pool's business operations are contained under the headings "General Development of the Business", "Overview of the Industry" and "Description of the Business" in the Annual Information Form incorporated herein by reference.

The Pool's registered and head office is located at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9.

RECAPITALIZATION

The following is a summary of the principal terms of the proposed Recapitalization. The following summary is subject to the detailed description set forth in the Recapitalization Circular, and is qualified in its entirety by the information contained in the Recapitalization Circular, which is incorporated herein by reference.

Summary of the Recapitalization

The Recapitalization consists of the following transactions:

- the continuing of the Pool as a business corporation under the CBCA (the "Continuance"), with a single class of Common Shares. In implementing the Continuance, the following will occur:
  - the filing of Articles of Continuance with the Director under the CBCA providing for the Continuance;
  - the changing of the Pool's existing Class A Shares into Common Shares on the basis of 3.62 Common Shares for each Class A Share outstanding at the effective date of Continuance (the "Effective Date"). The number of Common Shares to be received by the holders of Class A Shares is based on the redemption price of $25 for the existing Class A Shares, divided by the weighted average trading price of the Class B Shares on the TSX for the 20-day period ending February 4, 2005 and then multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance;
  - the changing of the Company's existing Class B Shares into Common Shares on the basis of one Common Share for 20 Class B Shares held on the Effective Date. The number of Common Shares to be received by the holders of Class B Shares is based on one Common Share for each existing Class B Share multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance; and
  - the elimination of ownership restrictions relating to the Pool's share capital; and
- immediately following the Continuance, the exchange of the Convertible Notes into Common Shares, at an exchange ratio of approximately 131.58 Common Shares for each $1,000 principal thereof held on the Effective Date. The number of Common Shares to be received by each holder of $1,000 principal of Convertible Notes is based on the exchange price of $0.38 per Common Share with the resulting number of Common Shares multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance.

The Pool will not issue fractional Common Shares to holders in connection with the Recapitalization, and any fractional interests will be aggregated, sold and paid out in cash to the holders.

Effective upon Continuance, *The Saskatchewan Wheat Pool Act, 1995* (Saskatchewan) (the "1995 Act") shall cease to be the governing corporate legislation of the Pool and, as soon as reasonably practicable following the Continuance, the Pool will, for administrative purposes, petition the legislature of the Province of Saskatchewan for the repeal of the 1995 Act.

The Pool has also proposed for approval by its delegates the establishment of a Farm Leadership Co-operative, a new initiative intended to maintain and solidify its historical relationship with its producer stakeholders. The implementation of this initiative is conditional upon the completion of the Recapitalization.

Background to the Recapitalization

On October 24, 2002, following two and a half years of prolonged drought on the Prairies that severely restricted the Pool's cash flow, the Pool announced its intention to develop a consensual restructuring plan with its banks and medium term noteholders. The process was effectively finalized on February 4, 2003, and completed in March of 2003 with the exchange of $405 million in senior secured debt for $150 million of Senior Subordinated Notes, $255 million of Convertible Notes and 22,938,037 Class B Shares. From the date of their issue in March 2003 until July 31, 2003, approximately $50 million of Convertible Notes were converted by Noteholders into Class B Shares. Since that time, the frequency with which Convertible Notes have been converted into Class B Shares has decreased to approximately $27 million of Convertible Notes converted during the fiscal year ended July 31, 2004 and to approximately $4.8 million during the six-month period ended January 31, 2005. The Pool had previously stated that it expected to retire the Convertible Notes by exchanging the Convertible Notes for common voting shares by 2008.

Commencing in January of 2004, the Pool's lenders began selling off their positions in the Pool's asset-backed revolving loan facility and term loan. Those facilities mature on July 31, 2005 and July 31, 2008, respectively. In view of the imminent maturity of the asset-backed revolving loan facility and the transformation of the lenders described above, the Company embarked on a process to obtain replacement financing. On December 14, 2004, the board of directors approved binding letters of commitment providing for a three-year $250 million revolving asset backed revolving loan facility offered by GE Canada Finance and a two-year $100 million term loan facility provided by an institutional investor (the "Asset-Backed and Term Debt Refinancing"). These new facilities will refinance the existing revolving and term facilities and provide for the Company's ongoing working capital needs. It is a condition to the Recapitalization that these two new facilities close prior to, or are available immediately upon, the closing of the Recapitalization.

Management of the Pool considered several alternative financing options throughout this period but has been unable to identify a viable alternative within the current co-operative structure that will allow it to raise the additional equity the Pool requires to materially strengthen the Company's financial position, improve its debt-to-equity ratio and provide greater flexibility to withstand extended periods of below average crop production.

On August 6, 2004 the Pool announced that it had commenced a process of reviewing certain capital market alternatives that would allow the Pool to further strengthen its balance sheet, lower its interest costs and position the Company to access the capital it requires to manage its businesses through volatile and unpredictable climatic conditions. On December 14, 2004, the board of directors approved in principle the basic terms of the Pool's plan to transform its capital structure. Following a series of informational meetings with the Pool's Delegates held during January, 2005 and negotiations with certain Noteholders that were subject to confidentiality agreements, the board of directors approved and announced additional details relating to the proposed continuance and Convertible Note exchange on February 7, 2005. At that time, the Company also announced that it had obtained lock-up agreements from Noteholders directly or indirectly owning or exercising control or direction over approximately 37.7% of the aggregate outstanding principal amount of the Convertible Notes pursuant to which such Noteholders agreed to support and vote their securities in favour of the Recapitalization.

Pool Name

Following the Effective Date, the Pool's name will be "Saskatchewan Wheat Pool Inc."

Effect on Class A Shareholders, Class B Shareholders and Noteholders

Upon completion of the Recapitalization, Class A Shareholders will hold 3.62 Common Shares unless redeemed for cash proceeds of $25, as described in "Summary of Recapitalization", Class B Shareholders will hold one Common Share for each 20 Class B Shares held on the Effective Date and Noteholders will be issued approximately 131.58 Common Shares for each $1,000 aggregate principal amount of the Convertible Notes held on the Effective Date. Consistent with the terms of the Pool's exchange right under the trust indenture governing the terms of the Convertible Notes (the "Trust Indenture"), no accrued interest on account of the Convertible Notes will be paid or exchanged into Common Shares. The Common Shares will be entitled to vote and receive notice of meetings of the holders of Common Shares of the Pool and will be entitled to any dividends and to any remaining proceeds on the winding up or other dissolution of the Pool.

The Pool is not required to issue fractional Common Shares in connection with the Recapitalization, and any fractional interests will be aggregated, sold and paid out in cash to the holders.

USE OF PROCEEDS

The net proceeds to be received by the Pool under the Offering will be approximately $143,190,000, after payment of the Commitment Fee of $6,000,000 and the Company's estimated Offering expenses of $810,000. A minimum of $100 million of net proceeds of the Offering will be used to repay outstanding term debt and the remainder will be used for general corporate purposes. See "Standby Commitment and Plan of Distribution".

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Pool (i) as at July 31, 2004 and (ii) as at October 31, 2004, both actual and as adjusted to reflect Recapitalization (including the repayment of the senior secured bank term loan), the issuance of the Common Shares assuming full exercise of the Rights and the application of the net proceeds of the Offering.

	July 31, 2004	October 31, 2004	October 31, 2004 after giving effect to Recapitalization (including the repayment of the senior secured bank term loan) and the Offering[5]
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt[1][4]			
Class A Shares	$ 1,783	$ 1,782	$ -
Senior secured bank term loan	80,251	78,730	-
Senior Subordinated Notes	132,188	134,020	134,020
Convertible Subordinated Notes - debt component	27,735	28,775	-
Members' term loans	4,300	4,311	4,311
Subsidiaries' and proportionate shares of joint ventures' debt	15,349	14,341	14,341
Total long-term debt	261,606	261,959	152,672
Shareholders' equity			
Contributed surplus	177	177	177
Convertible Notes – equity component	128,635	129,831	-
Class B Shares[2]	81,287	85,104	-
Common Shares[3][4]	-	-	407,136
Retained earnings (deficit)[4]	(19,221)	(39,864)	(62,961)
Total shareholders' equity	190,878	175,248	344,352
Total capitalization	$452,484	$437,207	$497,024

Notes:

(1) The general terms of the debt in the above table are set out in note 16 of the Consolidated Financial Statements.

(2) Does not include 2,263,460 (July 31, 2004) and 2,106,368 (October 31, 2004) Class B Shares issuable pursuant to the Company's management stock option plan and new member's stock option plan.

(3) Effective on Continuance, all of the issued and outstanding options under the management stock option plan and new member's stock option plan will be automatically adjusted such that an option to purchase 20 Class B Shares will become an option to purchase one Common Share at an exercise price equal to 20 times the exercise price payable prior to Continuance for a Class B Share under the option. On a pro forma basis, as of October 31, 2004, options to purchase 105,318 Common Shares would be outstanding having a weighted average exercise price of $81.60 per Common Share, ranging from a high of $327 per Common Share to a low of $5.90 per Common Share.

(4) The carrying value of the Common Shares will represent primarily the aggregate of all of the former carrying values of each of the Class A Shares, Class B Shares, Convertible Notes-debt component and Convertible Notes-equity component, with the following exceptions:

a. All or a portion of the Class A Shares may be redeemed for their par value of $25 per share. The carrying value of the portion of Class A Shares not redeemed for cash will be reflected as Common Shares. In giving effect to the Recapitalization, it has been assumed that no Class A Shareholders will redeem their Class A Shares for their $25 par value prior to the Continuance.

b. Both the Deficit and Common Shares amounts are increased by the incremental value of the consideration provided for in the Recapitalization to the Convertible Noteholders to induce early conversion. The Recapitalization provides for an effective exchange price of $0.38 per Common Share compared to the voluntary exchange price in the Trust Indenture of $0.4489899 for each Class B Share. The lower exchange price results in the issuance of approximately an additional 3.5 million shares, after the 1 for 20 share consolidation, above the level the Noteholders would have received under the Trust Indenture. For the purposes of the table above, these 3.5 additional million shares have been valued at the $0.33 trading value of the Class B Shares as determined on February 4, 2005 multiplied by a factor of 20 (based on the face value of the Convertible Notes outstanding as of January 31, 2005)

c. The value of the new Common Shares are reduced by the estimated expenses associated with the Recapitalization of approximately $4.643 million.

(5) The estimated net proceeds of the Offering are $143.19 million. It is a condition of the Recapitalization that the Company's existing $78.7 million senior secured bank term loan be replaced with the new $100 million term loan that the Company is presently negotiating (the "New Term Loan") (See "Recapitalization – Background to the Recapitalization"). The remainder of the funds from the New Term Loan would be added to working capital. The above table assumes that the Company has applied $100 million of the net proceeds of the Offering to repay the New Term Loan.

Alternatively, the Company may use a minimum of $100 million of the net proceeds of the Offering as part of the funds necessary to retire the $150 million Senior Subordinated Notes. See "Recapitalization – Background of Recapitalization". Any portion of the remaining net proceeds from the Offering not used to retire term debt will be used by the Company for general corporate purposes.

(6) As of January 31, 2005, the Company had issued and outstanding 70,953 Class A Shares, 242,796,237 Class B Shares and $173,089,376 aggregate principal amount of Convertible Notes.

There has been no material change in the share capital and loan capital of the Pool, on a consolidated basis, since July 31, 2004, the date of the Consolidated Financial Statements.

DESCRIPTION OF SHARE CAPITAL

EXISTING SHARE CAPITAL

The Pool's authorized capital consists of an unlimited number of Class A Shares and Class B Shares.

Class A Shares

The following is a summary of the material provisions attaching to the Class A Shares:

(i) the shares have a par value of $25 and may only be issued to an entity or a person (including a spouse of an individual) engaged in farming or raising of livestock or poultry in Canada or owning farmland in Canada utilized for such purposes;

(ii) the holder of a Class A Share has the right to vote for delegates; is entitled to receive notice and attend meetings of Class A Shareholders; is not entitled to hold more than one Class A Share; is not entitled to vote by proxy; is not entitled to a dividend but may be credited with payments allocated in proportion to the holder's patronage of the Pool as part of marketing and incentive programs as approved from time to time by the directors which includes the option to use such payments to purchase Class B Shares; and is entitled, upon winding up or dissolution of the Pool, to receive in priority to the holders of any other class of shares, an amount equal to the par value of the share at the time it was issued by the Pool; and

(iii) the shares cannot be sold, transferred or assigned but may be redeemed at their par value by the Pool or the holder in accordance with the bylaws.

Class B Shares

The following is a summary of the material provisions attaching to the Class B Shares:

(i) the shares have no par value and the holder of a Class B Share is not entitled as such to attend or vote at any meetings of the shareholders or delegates of the Pool, including the annual meeting of the holders of the Class A Shares, except that the holder of such share has the right to receive notice of and attend meetings of the holders of the Class B Shares as a class and is entitled to cast one vote for each Class B Share held at such meetings;

(ii) the holder is entitled to dividends at such times and such amounts as the directors may determine, and subject to the rights of the holder of the Class A Shares, is entitled, upon winding up or dissolution of the Pool, to receive the remaining property of the Pool;

(iii) the holder has the right to attend and speak at a meeting to be held immediately prior to the annual meeting of the holders of Class A Shares and receive the same financial and other information required to be presented to shareholders in respect of an annual meeting as required by *The Business Corporations Act* (Saskatchewan) and other applicable laws and delivered pursuant to continuous disclosure requirements of regulators;

(iv) the holders of not less than two-thirds of the shares represented in person or by proxy at a meeting must approve the following matters in relation to the Pool which would affect the rights of the holders of the Class B Shares; (i) amalgamating with any other corporation where control of the Pool is changed; (ii) selling, leasing or exchanging all or substantially all of its property other than in the ordinary course of business; (iii) creating new classes of shares, changing the designation of all or any of its shares, or adding, changing or removing any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued, other than amendments affecting rights, privileges, restrictions and conditions of the Class A Shares or any other amendments of the rights, privileges, restrictions and conditions of the class of shares which would not adversely affect the rights of the holders of the Class B Shares; and (iv) adding, changing or removing restrictions on the issue, transfer or ownership of shares other than amendments affecting the rights, privileges, restrictions and conditions of the Class A Shares which would not adversely affect the rights of the holders of the Class B Shares; and

(v) the shares cannot be issued, sold, transferred or assigned to a person if the transaction will result in the person beneficially holding, directly or indirectly and taking into account any Class B Shares held by an associate or an affiliate of the person, more than 10% of the issued and outstanding Class B Shares of the Pool or such higher percentage as may be designated in the bylaws of the Pool from time to time (the "Share Ownership Limit"). In relation to the Share Ownership Limit, the directors have the power to: (i) require a registered holder, or a person who proposes to be a holder of the Class B Shares, to submit a declaration with respect to ownership of such shares, (ii) determine whether the transaction or proposed transaction contravenes the Share Ownership Limit on holding such shares; and (iii) exempt transactions from such provisions. In the event of a breach of the Share Ownership Limit, the Pool's directors are authorized to suspend voting rights and refuse to pay dividends on the excess Class B Shares and are further authorized to purchase for cancellation the Class B Shares held by a person in violation of the Share Ownership Limit at a price equal to 50% of the market value of such shares on the date of purchase for cancellation. The Pool's directors are given discretion not to exercise such remedies if the contravention is inadvertent or of a technical nature.

POST-RECAPITALIZATION SHARE CAPITAL

Following the Recapitalization, the Pool's authorized share capital will consist solely of an unlimited number of Common Shares without nominal or par value. The following is a summary of the material provisions attaching to the Common Shares.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of the Pool. The holders of Common Shares are entitled to receive, equally on a share-for-share basis the distribution of assets in the event of liquidation, dissolution or winding up of the Pool or any other distribution of the assets of the Pool among its shareholders for the purpose of winding up its affairs. The holders of the Common Shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares.

Shareholder Rights Plan

Following completion of the Recapitalization, the Board intends to assess whether it would be necessary or desirable to put a shareholder rights plan in place. If based on this assessment and the advice of its financial and legal advisers, the Board determines it to be in the best interests of the Common Shareholders, the Board will take such action as it determines appropriate in the circumstances, which may include putting in place a shareholders rights plan.

DETAILS OF RIGHTS OFFERING

Rights and Rights Certificates

The Pool is issuing to each Holder of record on the Record Date, one (1) Right for each Common Share held following completion of the Recapitalization. See "The Recapitalization". The Rights are evidenced by Rights Certificates registered in

the name of the Holder entitled thereto. Each Holder, other than a Holder whose address of record is in a Non-Participating Jurisdiction, will receive a Rights Certificate evidencing the total number of Rights to which he or she is entitled. Subject to certain exceptions, Rights Certificates may not be held directly by, and subscriptions for Common Shares will not be accepted from, Holders whose addresses of record are in Non-Participating Jurisdictions. See "Details of Rights Offering – Shareholders in Non-Participating Jurisdictions".

Expiry Time

The Rights will expire at 5:00 p.m. (Toronto time) on ◆, 2005 (the "Expiry Time"). To subscribe for Common Shares, a completed Rights Certificate must be received by Computershare (the "Subscription Agent") by the Expiry Time. The Pool reserves the right to extend the period of this Offering, subject to obtaining any required regulatory approvals, if the Pool determines that the timely exercise of the Rights may have been prejudiced due to a disruption in postal service. **RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME WILL BE VOID AND OF NO VALUE.**

Basic Subscription Right

Common Shares may be subscribed for by following the procedure described below under "How to Complete the Rights Certificate". Under the Basic Subscription Right, one Right entitles the holder thereof to acquire ◆ Common Shares at a price of $◆ per share. Only subscriptions for whole Common Shares will be accepted. No fractional Common Shares will be issued. A bank, trust company, securities dealer or broker which holds Common Shares as of the Record Date for more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were a Holder of record as of the Record Date.

Any shareholder or any Holder or transferee of a Rights Certificate who has any questions concerning the terms of this offering should contact the Subscription Agent at the Subscription Office specified under "Details of Rights Offering – Subscription Agent".

Partial Exercise of Rights

A Holder who exercises some, but not all, of the Rights evidenced by a Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Additional Subscription Privilege

Any Holder of a Rights Certificate who exercises the Basic Subscription Right to subscribe for all the Common Shares that can be subscribed for with the Rights evidenced by such certificate has the privilege of subscribing for additional Common Shares at the Subscription Price (the "Additional Subscription Privilege"). The Common Shares available for such purpose will be those that have not been otherwise subscribed and paid for at the Expiry Time. These shares are hereinafter referred to as the Remaining Shares.

To exercise the Additional Subscription Privilege, a Holder of a Rights Certificate who completes Form 1 on the Rights Certificate for the maximum number of whole Common Shares that can be subscribed for, given the number of Rights evidenced by such certificate, must also complete Form 2 on the Rights Certificate and specify the number of additional Common Shares desired to be subscribed for. **The completion of Form 2 constitutes a binding commitment to subscribe for the number of additional Common Shares specified.** The total Subscription Price of such additional Common Shares must be paid in the manner described below under "How to Complete the Rights Certificate – Payment of Subscription Price" when the completed Rights Certificate is transmitted to the Subscription Agent.

If there are sufficient Remaining Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the number of additional Common Shares subscribed for.

If the aggregate number of Common Shares subscribed for under the Additional Subscription Privilege exceeds the number of the Remaining Shares, those shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Shares allotted to each participant

in the Additional Subscription Privilege will be the lesser of: (a) the number of Common Shares which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the number of the Remaining Shares and a fraction of which the numerator is the number of Common Shares subscribed for by that participant under the Basic Subscription Right and the denominator is the aggregate number of Common Shares subscribed for under the Basic Subscription Right by all participants in the Additional Subscription Privilege. If any participant has subscribed for fewer Common Shares than the number resulting from the application of the formula in (b) above, the excess Common Shares will be allotted in a similar manner among the participants who were allotted fewer Common Shares than they subscribed for.

If, as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Common Shares which is less than the number specified in Form 2 on the participant's Rights Certificate, the Subscription Agent will, when mailing the share certificate for the Common Shares issued to the participant, refund without interest or deduction the excess portion of the Additional Subscription Privilege paid by the participant.

Shareholders in Non-Participating Jurisdictions

This Offering is being made only in Canada. This Offering is not being made in Non-Participating Jurisdictions and is not, and under no circumstances is to be construed as, an offering of any securities for sale in or to a national or resident of the Non-Participating Jurisdictions or a solicitation therein of an offer to buy any securities. Accordingly, subject to the exception as provided for hereinafter, Rights Certificates may not be held directly by, and subscriptions for Common Shares will not be accepted from, or on behalf of, Holders whose addresses of record are in the Non-Participating Jurisdictions or other persons whom the Pool or the Subscription Agent has reason to believe are nationals or residents of the Non-Participating Jurisdictions (collectively, "Shareholders in Non-Participating Jurisdictions").

Notwithstanding the foregoing, if a Holder whose address of record is in or who is a resident or national of a Non-Participating Jurisdiction on the Record Date can demonstrate to the satisfaction of the Pool and its counsel not less than ten days before the Expiry Time that the delivery of the Rights and the issue of Common Shares under this Offering to such a Holder would not, in any way, contravene any securities law of such Non-Participating Jurisdiction and would not require the Pool to file any documentation, make any application or pay any payment of any nature whatsoever in such Non-Participating Jurisdiction, then the Pool may, if it so chooses, deliver the Rights to and accept subscriptions for Common Shares from, or on behalf of, such Holder in such Non-Participating Jurisdiction.

Shareholders in Non-Participating Jurisdictions will not receive Rights Certificates. The Pool will notify Shareholders in Non-Participating Jurisdictions that the Rights Certificates to which they are entitled will be issued to and held by the Subscription Agent, which will hold the same and the Rights evidenced thereby as agent for the benefit of all Shareholders in Non-Participating Jurisdictions. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on ●, 2005 in order to give the beneficial holders an opportunity to claim the Rights Certificate by satisfying the Pool that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following that date, the Subscription Agent will attempt to sell such Rights on the TSX prior to the Expiry Time at such prices and otherwise in such a manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent's ability to sell such Rights and the price obtained therefor are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights of Shareholders in Non-Participating Jurisdictions or to sell any such Rights at a particular price. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commissions and costs of or incurred by the Subscription Agent in respect of the sale of such Rights. In such event, the Shareholders in Non-Participating Jurisdictions will not be liable for any shortfall and no proceeds will be forwarded. The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Shareholders in Non-Participating Jurisdictions in proportion to the number of shares held by them respectively on the Record Date. The Subscription Agent will mail cheques therefor to the Shareholders in Non-Participating Jurisdictions at their addresses appearing in the records of the Pool.

Stock Exchange Listing

The Class B Shares of the Pool are listed on the TSX under the symbol "SWP.NV.B".

Subscription Agent

The Subscription Agent has been appointed by the Pool under a Rights Agency Agreement dated as of ◆, 2005 to perform various services relating to the exercise of Rights, including receiving subscriptions for Common Shares and payment of the Subscription Price from Holders and issuing certificates for the Common Shares subscribed for, and also to act as agent for Shareholders in Non-Participating Jurisdictions as described above under "Shareholders in Non-Participating Jurisdictions".

The Subscription Agent will accept subscriptions for Common Shares and payment of the subscription price from Rights Certificate Holders only at its offices at the following addresses (the "Subscription Office").

By Hand, Courier or Registered Mail
COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 1-800-564-6253

By Mail
COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Telephone

Telephone: 1-800-564-6253
Email: service@computershare.com

HOW TO COMPLETE THE RIGHTS CERTIFICATE

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the back of the Rights Certificate, a Holder may:

(i) subscribe for Common Shares (Form 1);

(ii) exercise the Additional Subscription Privilege (Form 2);

(iii) sell or transfer Rights (Form 3);

(iv) divide or combine the Rights Certificate (Form 4).

Basic Subscription Right – Form 1

One Right entitles the Holder thereof to acquire ◆ Common Shares at a price of $◆ per share. The maximum number of Rights which may be exercised by completing and signing Form 1 is shown immediately above Form 1 on the Rights Certificate. Only subscriptions for whole Common Shares will be accepted. No fractional Common Shares will be issued. A Holder who chooses not to exercise all the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Completion of Form 1 constitutes a representation by the Holder that he is not a resident or national of any Non-Participating Jurisdiction, or the agent of any such person.

Additional Subscription Privilege – Form 2

Any Holder of a Rights Certificate who exercises the Basic Subscription Right to subscribe for all the Common Shares that can be subscribed for with the Rights evidenced by such certificate and who wishes to participate in the Additional Subscription Privilege must complete and sign Form 2 on the Rights Certificate.

Deliver or mail the completed Rights Certificate and payment for all Common Shares subscribed for (both under the Basic Subscription Right and the Additional Subscription Privilege) in the envelope provided so that it is received by the Subscription Agent at the Subscription Office, before 5:00 p.m. (Toronto time), on ◆, 2005. If mailing, allow for sufficient time to avoid late delivery.

Sale and Transfer of Rights – Form 3

Holders not wishing to exercise their Rights may sell or transfer them through their stock broker or investment dealer.

To transfer the Rights, a Holder must complete Form 3 on the Rights Certificate and have the signature guaranteed by a Canadian Schedule I bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP) or a member of the TSX. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Pool and the Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Dividing or Combining Rights Certificates – Form 4

A Rights Certificate may be divided or combined by completing Form 4 on the Rights Certificate and surrendering it to the Subscription Agent at the Subscription Office, in which case no endorsement is necessary. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as evidenced by the Rights Certificate being divided or combined) as are required by the Rights Certificate Holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate Holder.

Payment of Subscription Price

The Subscription Price of $◆ per Common Share, including any additional Common Shares elected to be purchased pursuant to the Additional Subscription Privilege, is payable in Canadian funds by certified cheque or bank draft payable at par (without deduction for bank service charges or otherwise) to or to the order of "Computershare Investor Services Inc.".

Unexercised Rights

Subject to the ability of a Rights Certificate Holder to divide or combine a Rights Certificate as discussed above, a Rights Certificate Holder who in Form 1 of the Rights Certificate exercises some but not all of the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value. Similarly, if a Rights Certificate Holder surrenders his Rights Certificate but fails to complete Form 1 or Form 2 on the Rights Certificate, or fails to make payment of the Subscription Price as described above in respect of any Common Shares for which he elects to subscribe, such Holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which he has failed to make payment) and such Rights will be void and of no value.

Signatures

The signature of the Rights Certificate Holder must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person

acting in a fiduciary or representative capacity should be accompanied by evidence of their authority to act satisfactory to the Subscription Agent.

Delivery of Share Certificates

Certificates for Common Shares duly subscribed and paid for will be delivered by first class mail as soon as practicable after the Expiry Time by the Subscription Agent to the subscriber.

In the case of a subscriber who is a participant in the Additional Subscription Privilege, a single share certificate combining the Common Shares subscribed for under the Basic Subscription Right and the Additional Subscription Privilege will be sent as soon as practicable after the Expiry Time and the determination of the number of Common Shares to which each such participant is entitled. In the event that pursuant to the Additional Subscription Privilege the number of Common Shares delivered to the subscriber is less than the number subscribed for, a cheque representing a refund, without interest or deduction, of the excess portion of the total Subscription Price paid by the subscriber will accompany the delivery of the certificates herein described.

Subject to the exceptions set out under "Details of Rights Offering – Shareholders in Non-Participating Jurisdictions", a share certificate will not be issued or mailed to an address outside of Canada.

Validity and Rejection of Subscriptions

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Subscription Agent in its sole discretion, which determination shall be final and binding. All subscriptions are irrevocable. The Subscription Agent reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Subscription Agent also reserves the right to waive any defect with regard to any particular subscription. The Pool and the Subscription Agent will not be under any duty to give any notification of any defect or irregularity in such subscriptions and the Pool and the Subscription Agent shall not incur any liability for failure to give such notification.

ENQUIRIES

Enquiries relating to this Offering should be directed to the Subscription Agent at the Subscription Office (or by telephone at 1-800-564-6253 or by email to service@computershare.com).

STANDBY COMMITMENT AND PLAN OF DISTRIBUTION

Under a Standby Purchase Agreement dated February 7, 2005 (the "Standby Purchase Agreement") between the Company and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Genuity Capital Markets and National Bank Financial Inc. (the "Underwriters") as Standby Purchasers, the Company has agreed to sell and the Underwriters have agreed, subject to certain terms and conditions, to purchase at the Subscription Price, payable in cash to the Company against delivery, all of the Common Shares not otherwise purchased pursuant to the exercise of Rights under this Offering at the Expiry Time (the "Standby Shares").

The Underwriters received an initial commitment fee of $1.5 million upon execution of the Standby Purchase Agreement, and will receive an additional commitment fee upon closing, or upon termination by them or the Pool of the Standby Purchase Agreement pursuant to certain provisions thereunder, equal to 4% of the anticipated gross proceeds of the Offering less the initial commitment fee.

The obligations of the Underwriters under the Standby Purchase Agreement may be terminated at the discretion of the Underwriters, if (i) any inquiry, investigation or other proceeding is commenced by a governmental entity in relation to the Pool or any of its subsidiaries, or in relation to any of the directors or officers of the Pool or any of its subsidiaries, any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights or Common Shares; (ii) any order is issued by a governmental entity, or if there is any change of law, either of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights or the Common Shares; (iii) any material adverse change in the business, operations or prospects of the Pool occurs;

(iv) any catastrophe of national or international consequence occurs or any law or other occurrence of any nature whatsoever which, in the reasonable opinion of the Standby Purchasers, seriously adversely affects, or will seriously adversely affect, the financial markets in Canada, or which results in or will result in a material adverse change to the Pool; (v) the Pool fails to obtain (A) final listing approval from the TSX for the Common Shares within 10 business days of the completion of the Recapitalization; (B) final listing approval from the TSX for the Rights at least two days prior to the date named as the Record Date in the Final Prospectus; and (C) conditional listing approval from the TSX in respect of the Common Shares issuable upon exercise of the Rights and the Standby Shares prior to or on the closing of the sale of the Standby Shares; (vi) the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than one business day for any reason by the TSX at any time following their initial listing at any time prior to the closing of the Offering; (vii) the Recapitalization and the Asset-Backed and Term Debt Refinancing have not been completed by March 31, 2005; (viii) the final prospectus has not been filed on or before April 18, 2005; or (ix) if the Offering is otherwise terminated or cancelled or the closing has not occurred on or before the earlier of: (A) 45 days after the date on which the Exercise Price is determined: and (B) May 31, 2005.

The Underwriters are, however, obligated to take up and pay for all of the Standby Shares if any of the Standby Shares are purchased under the Standby Purchase Agreement.

The Rights and Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered or sold in the United States. The Underwriters have agreed that they will not offer or sell the Common Shares within the United States except to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act). In addition, until 40 days after the closing date, an offer or sale of the Rights or Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with Rule 144A.

Pursuant to policy statements of the Ontario Securities Commission and the *Autorité des marches financiers*, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities: and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of such securities. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

An investment in the Common Shares offered hereby involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and in the documents incorporated by reference herein and, in particular, should review the risk factor set forth below as well as those identified and discussed in the Pool's current Annual Information Form, including its Management's Discussion and Analysis, its Interim Report and in its Recapitalization Circular. Additional risks and uncertainties not currently known or currently deemed immaterial may impair business operations or the Pool's financial condition. If any of these risks actually occur, the business, results of operations and financial condition of the Company could be adversely affected. In any such case, the market price of Common Shares could decline, and investors may lose all or part of their investment.

Dilution

A holder of Common Shares that does not purchase Common Shares for which the holder may initially subscribe pursuant to the Rights delivered with this prospectus risks having the holder's current percentage ownership in the Pool reduced. If a holder of Common Shares does not exercise such rights and other holders of Rights exercise any of their Rights, that holder's current percentage ownership in the Pool will be diluted by the issue of Common Shares under the Rights Offering.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL FEDERAL INCOME TAX CONSEQUENCES. CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSIDERATIONS IN RESPECT OF THE RIGHTS OFFERING HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

In the opinion of MacPherson Leslie & Tyerman LLP, counsel to the Pool and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a fair and adequate summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Tax Act") of the Rights Offering generally applicable to holders who, for the purposes of the Tax Act, and at all relevant times, are resident in Canada, deal at arm's length with the Pool and are not affiliated with the Pool and hold their Common Shares and Rights as capital property. For this purpose, related persons are deemed not to deal with each other at arm's length. A person and a corporation are related if the person controls the corporation or is a member of a related group that controls the corporation. It is a question of fact whether persons not related to each other are dealing with each other at arm's length. The Common Shares will generally be considered to be capital property for this purpose unless either the holder holds such Common Shares in the course of carrying on a business, or the holder has acquired such Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, elect to have such Common Shares and all other "Canadian securities", as defined in the Tax Act, owned in the taxation year in which the election is made and in all subsequent years treated as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposed amendments to the Tax Act publicly released by the Department of Finance (Canada) ("Tax Proposals") prior to the date hereof, and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Rights Offering or the holding of Common Shares or Rights and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations which may be different from those discussed herein.

The Tax Act contains "mark-to-market" provisions relating to securities held by certain financial institutions. This summary does not take into account such mark-to-market rules. This summary is also not applicable to a holder that is a "financial institution" for this purpose, a "specified financial institution" as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" under the Tax Act. Such holders should consult their own tax advisors.

Receipt of the Rights

Based on an administrative position of the CRA, a holder who receives Rights from the Pool pursuant to this Rights Offering in respect of its holding of Common Shares will not be required to include in computing income the value of such Rights. The Rights so received will have a cost of nil. The cost of the Rights acquired pursuant to this Rights Offering will generally be averaged with the adjusted cost base to the holder of any other Rights held by the holder at that time as capital property.

Exercise of the Rights

The exercise of Rights will not be a disposition for the purposes of the Tax Act, with the result that no gain or loss will be realized by a holder upon exercise of the Rights. When a Right is exercised, the cost to the holder of the Common Shares thus acquired will be the sum of the adjusted cost base to the holder of the Right, if any, and the exercise price paid for the Common Shares upon exercise of the Right. The cost of the Common Shares so acquired will generally be averaged with the adjusted cost base to the holder of any other Common Shares held by the holder at that time as capital property.

Expiry of the Rights

The expiry of an unexercised Right acquired by a holder pursuant to this Rights Offering will result in a capital loss to the holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under the heading "Taxation of Capital Gains and Capital Losses."

Holding and Disposition of Rights and Common Shares

Dividends and deemed dividends on Common Shares will be required to be included in a holder's income for purposes of the Tax Act. Such dividends received by a holder that is an individual will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. A holder that is a corporation will be required to include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Generally, a holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Common Shares or Rights equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the holder of such Common Shares or Rights, as the case may be, and any reasonable costs of disposition. Any such capital gain (or capital loss) will be subject to the treatment described below under the heading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of a capital gain (a "Taxable Capital Gain") realized by a holder in a taxation year will be required to be included in the holder's income in the year. One-half of the amount of any capital loss (an "Allowable Capital Loss") realized by a holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or in any subsequent year against net Taxable Gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If a holder of a Common Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A holder that is throughout the year a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of Taxable Capital Gains and dividends received or deemed to be received (other than dividends that are deductible in computing taxable income).

Minimum Tax on Individuals

A capital gain realized, or a dividend received or deemed to be received by a holder that is an individual may give rise to a liability for alternative minimum tax.

Eligibility for Investment

Provided that the Common Shares are listed on a prescribed stock exchange in Canada (which includes the TSX), the Common Shares would, if issued on the date hereof, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "Deferred Income Plans"). Provided the Common Shares and Rights are listed on a prescribed stock exchange (which includes the TSX), the Rights would, if issued on the date hereof, be qualified investments under the Tax Act for Deferred Income Plans. The Common Shares and Rights would not, if issued on the date hereof, be foreign property for the purposes of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on behalf of the Pool by MacPherson Leslie & Tyerman LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. At the date hereof, partners and associates of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, less than 1% of the Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Pool are Deloitte & Touche LLP, Chartered Accountants, 900, 2103 – 11th Avenue, Regina, Saskatchewan S4P 3Z8.

The registrar and transfer agent for the Common Shares is Computershare at its principal office in the cities of Toronto, Ontario and Calgary, Alberta.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province of the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the preliminary short form prospectus of Saskatchewan Wheat Pool (the "Company") dated February 7, 2005 qualifying the distribution of rights to purchase $150,000,000 in Common Shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2004 and 2003, and the consolidated statements of earning and retained earnings (deficit) and cash flows for the year ended July 31, 2004, the six month period ended July 31, 2003 and the six month period ended January 31, 2003. Our report is dated October 26, 2004.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Regina, Saskatchewan
February 7, 2005

CERTIFICATE OF THE COMPANY

Dated: February 7, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) Mayo Schmidt
Chief Executive Officer

By: (Signed) Wayne Cheeseman
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) Terry Baker
Director

By: (Signed) Gary Colter
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 7, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) Mark Caiger

RBC DOMINION SECURITIES INC.

By: (Signed) Dennis Mulvihill

GENUITY CAPITAL MARKETS

By: (Signed) Barry Goldberg

NATIONAL BANK FINANCIAL INC.

By: (Signed) Ronald A. MacMicken



Saskatchewan Wheat Pool

February 7, 2005

Dear Stakeholder:

Re: Extraordinary Meeting of the Delegates to be held on February 21, 2005, Annual and Special Meeting of Class "B" Non-Voting Shareholders to be held on March 23, 2005 and Extraordinary Meeting of Noteholders to be held on March 23, 2005

Background:

On December 14th, 2004, Saskatchewan Wheat Pool (the "Pool" or the "Company") announced that the Board of Directors had approved in principle an initiative to develop a plan to transform the capital structure of the Pool. That plan has now been finalized and the specific details of the proposal are contained within the Management Information Circular attached to this letter. We recommend that you read the Circular in order to fully understand the transactions we are proposing to undertake in the coming weeks.

Since I joined the Pool in 2000, the Board of Directors (the "Board") and management have been focused on enhancing the financial stability of the Pool. At that time, our objective was to shift the Pool's strategy away from capital-intensive investments, focusing on efficiency improvements and debt reduction. We launched an asset sales program to divest of businesses that were not core to our grain handling, agri-products and agri-food processing businesses – a project we completed this year. As demonstrated by our results in fiscal 2004, our operations are now positioned to perform well in years where we have a good harvest.

The agri-business industry is capital-intensive and we have not yet achieved a capital structure that is suited to the environment in which we operate. The Board and management believe that financial stability, balance sheet strength and lowering the cost of the capital required to run our business are objectives that serve the interests of our shareholders, customers, producers, employees, suppliers and lenders. We also believe that positioning the Company to raise additional equity is necessary to achieve those objectives. As a result, in August 2004, the Pool announced that it was reviewing capital market alternatives.

The combination of high debt levels and the severe drought experienced in calendar years 2000 to 2002 forced the Company to implement a financial restructuring that was completed in 2003. During the financial restructuring, the Company issued new convertible notes to its banks and medium term noteholders. By November 2008 the Convertible Notes must either be repaid with interest at a cost of approximately $284 million (based on the outstanding principal amount of the Convertible Notes on January 31, 2005) or converted into a single class of common voting shares. In addition, the Company's $150 million Senior Subordinated Notes also mature in November 2008. In order for the Pool to exchange the Convertible Notes for common shares at that time, the Pool would need to be transformed from a co-operative into a business corporation. The Company has stated that it expects to retire the convertible notes by exchanging the notes for common voting shares by 2008.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

The Company's existing capital structure, and in particular, the terms of the Convertible Notes effectively restrict the Company's ability to raise the additional equity capital that the Pool now requires in the interest of financial stability, viability and growth opportunity. Following a review by management and our financial advisors over the course of the last several months of numerous alternative financing and strategic options, the Board has determined that there exists no feasible option available to the Company to raise additional equity without arranging for the early exchange of the Convertible Notes. An early exchange of the Convertible Notes cannot be done without the approval of the Noteholders and, based on discussions with certain Noteholders, such approval cannot be obtained unless common voting equity, representing the only class of shares of a corporation, is offered in the exchange, as required by the terms of the Trust Indenture agreed to by the Pool and its Noteholders in 2003.

The Recapitalization:

As a result, the proposal described in the attached Management Information Circular (the "**Recapitalization**") contemplates the following:

- the Company will effect a continuance of the Pool as a business corporation under the *Canada Business Corporations Act* ("CBCA") having authorized capital of a single class of common voting shares (the "**Continuance**");

- in connection with the Continuance, the existing Class A Voting Shares and Class B Non-Voting Shares of the Pool will be changed into a single class of common voting shares; and

- the Convertible Notes will be exchanged for common voting shares of the Pool (the "**Convertible Note Exchange**").

The Continuance has important implications for the corporate governance structure of the Pool in that voting rights will now be more reflective of the economic interest of each shareholder. However, the Pool has not forgotten its cooperative roots or the fundamental role that its producer stakeholders have played in its development. The Company believes that by acting now, it can solidify its historical relationship with its producer stakeholders through the establishment of a new Farm Leadership Co-operative which will ensure that the voice of this important group of stakeholders remains prominent in the Pool's business. The implementation of this initiative, which is more fully described in the Management Information Circular, is conditional upon the completion of the Recapitalization. The Company believes that if it does not proceed with the Recapitalization now, the opportunity to implement a governance model and corporate structure that reflects the interests of all stakeholders may not exist in 2008 when the Convertible Notes must be retired.

The following summarizes the transactions involved in the Recapitalization:

- At separate meetings, Delegates and Class B Shareholders will be asked to approve the continuance as well as the exchange of the Convertible Notes. The latter transaction will also require approval of the Noteholders. Details of the time and place of the meetings are set out in the notice of meeting accompanying this letter;

- The Recapitalization is conditional on the Pool having completed the refinancing of its revolving asset-backed revolving loan facility and senior secured term loan, which the Pool announced on December 14, 2004, prior to the closing date of the Recapitalization;

- Upon receipt of all necessary regulatory and stakeholder approvals, the Company will file articles of continuance providing for the continuance of the Company under the *Canada Business Corporations Act* and the creation of a single class of common voting shares;

- Class A Shareholders on the effective date of the continuance will be entitled to 3.62 common shares in respect of each Class A Share. This is equivalent to converting a Class A share based on the $25 par value divided by the February 4, 2005 Class B Share 20-day volume-weighted average trading price of $0.345 followed by a 1-for-20 share consolidation. In accordance with their existing rights under *The Saskatchewan Wheat Pool Act, 1995*, Class A Shareholders will continue to be entitled to redeem their Class A Shares at any time prior to the date of Continuance, at a redemption price of $25, the par value of the Class A Shares.

- Class B Shareholders will be entitled to one common share for every 20 Class B Shares held on the effective date of the continuance. This is equivalent to converting Class B shares on a one-for-one basis followed by a 1-for-20 share consolidation.

- Noteholders will receive approximately 131.58 common shares for each $1,000 principal of Convertible Notes held on the effective date of the continuance. This is equivalent to exchanging the Convertible Notes for approximately 2,632 Common Shares at a $0.38 exchange price followed by a 1-for-20 share consolidation. Consistent with the terms of the Noteholders' conversion rights under the indenture, interest that has accrued on the Convertible Notes will not be paid.

Fractional shares will not be issued and the attached Management Information Circular describes in further detail how fractional shares will be handled under the Recapitalization.

As of January 31, 2005, the Company had issued and outstanding 70,953 Class A Shares, 242,796,237 Class B Shares and $173,089,376 aggregate principal amount of Convertible Notes. For illustrative purposes, had the Recapitalization taken place on January 31, 2005 the Company would have had issued and outstanding 35,171,580 Common Shares on that date on a pro forma basis.

The Senior Subordinated Notes due November 29, 2008 will not be affected by the proposed Recapitalization.

Rights Offering:

The Pool intends to file a preliminary prospectus with the securities commissions in all of the provinces of Canada outlining the details of a rights offering which the Company intends to pursue shortly following the completion of the Recapitalization. Pursuant to this rights offering and subject to receipt of applicable regulatory approvals, the Company will distribute to all of the holders of the new Common Shares, rights to purchase additional Common Shares at an exercise ratio and a price (the "**Subscription Price**") to be established shortly after the closing of the Recapitalization. The Company expects to raise approximately $150 million (before expenses) under the offering. The Pool has entered into a stand-by purchase agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. The underwriters, subject to certain conditions of closing, have agreed to purchase all of the Common Shares that are not otherwise purchased by Shareholders through exercise of the rights. The net proceeds to be realized from the rights offering are to be used to reduce debt by $100 million with the remaining being utilized for general corporate purposes. If successful, the rights offering will assist in achieving the objectives established for the Company's Recapitalization plan by (i) substantially reducing the Company's existing debt; (ii) reducing the Company's current reliance on borrowings under its operating lines; and (iii) reducing annual cash and non-cash interest costs. In addition, the Company believes that if the

Recapitalization proceeds, the additional flexibility that the Company will gain as a result will provide it with an enhanced ability to take advantage of future growth opportunities as they present themselves.

Recommendation/Voting:

The Board has received an independent fairness opinion from TD Securities. The fairness opinion states, subject to certain assumptions and limitations, that, as of February 7, 2005, the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and the Class B Shareholders.

The Board of Directors of the Company has approved the Recapitalization on the basis that it is fair to the Class A Shareholders, the Class B Shareholders and the Noteholders and is in the best interests of the Company. The Board requests that you exercise your right to vote in favour of the Recapitalization.

Your vote is important because, in order for the Recapitalization to proceed, it must be approved by the requisite majority of delegates, Class B Shareholders and Noteholders. The Recapitalization is also subject to receipt of applicable regulatory approvals, and satisfaction of all conditions precedent set out in the accompanying Management Information Circular, including receipt of TSX conditional listing approval of the Common Shares to be issued in connection with the Recapitalization.

The Pool has retained Kingsdale Shareholder Services Inc. to solicit proxies from the Class B Shareholders and Noteholders. For further information, please call Kingsdale at 1-866-749-5464.

The Management Information Circular accompanying this letter contains a detailed description of the Recapitalization, as well as detailed business and financial information about the Company that should help you make an informed decision. Please give this material your careful consideration and, if you require assistance, consult with your financial or other professional advisors.

We hope you attend the Meeting; however, if you cannot attend, and are a Class B Shareholder or a Noteholder, please complete and deliver the form of proxy which is enclosed in order to ensure your securities are represented at the applicable meeting. The Management Information Circular contains detailed instructions on how and when the proxy must be delivered. In accordance with the by-laws of the Company, proxy voting is not permitted in connection with the meeting of the Delegates.

Yours truly,

"Mayo M. Schmidt"

Mayo M. Schmidt
Chief Executive Officer

SASKATCHEWAN WHEAT POOL

NOTICE OF EXTRAORDINARY MEETING OF THE HOLDERS OF CONVERTIBLE SUBORDINATED NOTES DUE NOVEMBER 30, 2008

TO BE HELD ON MARCH 23, 2005

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the "**Meeting**") of the holders of the Convertible Subordinated Notes due November 30, 2008 (the "**Convertible Notes**") of Saskatchewan Wheat Pool (the "**Company**") will be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 1:30 p.m. (Regina time) to consider and, if thought fit, to pass an Extraordinary Resolution (the "**Resolution**") approving the exchange of the Convertible Notes into common shares of the Company to be created in connection with the proposed continuance of the Company as a business corporation under the *Canada Business Corporations Act* and certain other related transactions, all in accordance with the text of the Resolution set out as Schedule C to the accompanying Management Information Circular (collectively, the "**Recapitalization**").

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Securityholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, ADP Investor Communications, by not later than 4:00 p.m. (Toronto time) on March 22, 2005 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, ON L5R 4G5.

DATED at Regina, Saskatchewan, this 7th day of February, 2005.

By Order of the Board of Directors

(signed) Raymond Dean
Vice-President and General
Counsel/Corporate Secretary

SASKATCHEWAN WHEAT POOL

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF CLASS "B" NON-VOTING SHARES

TO BE HELD ON MARCH 23, 2005

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders of the Class "B" Non-Voting Shares (the "Class B Shares") of Saskatchewan Wheat Pool (the "Company") will be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 9:00 a.m. (Regina time) for the following purposes:

1. To receive the Annual Report and the consolidated financial statements of the Company for the fiscal year ended July 31, 2004, together with the report of the Auditors thereon, and

2. To consider and, if thought fit, to pass a Special Resolution (the "**Resolution**") approving continuance of the Company as a business corporation under the *Canada Business Corporations Act*, the filing of articles of continuance in connection therewith, the approval of the initial slate of directors of the Company following such continuance, the exchange of the Company's Convertible Subordinated Notes due November 30, 2008 into common shares of the Company created in connection with such continuance and certain other related transactions, all in accordance with the text of the Special Resolution set out as Schedule B to the accompanying Management Information Circular (collectively, the "**Recapitalization**").

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Class B Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Securityholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, ADP Investor Communications, by not later than 4:00 p.m. (Toronto time) on March 22, 2005 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, ON L5R 4G5.

DATED at Regina, Saskatchewan, this 7th day of February, 2005.

By Order of the Board of Directors

*(signed) R*aymond Dean
Vice-President and General
Counsel/Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

EXTRAORDINARY MEETING OF DELEGATES
TO BE HELD ON FEBRUARY 21, 2005

AND

ANNUAL AND SPECIAL MEETING OF HOLDERS OF CLASS "B" NON-VOTING SHARES
TO BE HELD ON MARCH 23, 2005

AND

EXTRAORDINARY MEETING OF HOLDERS OF CONVERTIBLE SUBORDINATED NOTES
DUE NOVEMBER 30, 2008
TO BE HELD ON MARCH 23, 2005


POOL

Saskatchewan Wheat Pool

DATED FEBRUARY 7, 2005

TABLE OF CONTENTS

SASKATCHEWAN WHEAT POOL

MANAGEMENT INFORMATION CIRCULAR

Extraordinary Meeting of Delegates to be held on February 21, 2005, Annual and Special Meeting of holders of Class "B" Non-Voting Shares to be held on March 23, 2005 and Extraordinary Meeting of holders of Convertible Subordinated Notes due November 30, 2008 to be held on March 23, 2005

INTRODUCTION

THIS MANAGEMENT INFORMATION CIRCULAR (the "**Circular**") IS FURNISHED IN CONNECTION WITH:

(a) the extraordinary meeting of delegates (the "**Delegates**") elected by the Company's Class "A" Voting Shares (the "**Class A Shares**") to be held on February 21, 2005 at 9:00 a.m. (Regina Time) at the Delta Regina, 1919 Saskatchewan Drive, Regina, Saskatchewan.

(b) the solicitation of proxies by or on behalf of the Board of Directors and management of Saskatchewan Wheat Pool (the "**Pool**" or the "**Company**") for use at the Annual and Special Meeting of the holders of the Company's Class "B" Non-Voting Shares (the "**Class B Shares**") to be held on March 23, 2005 at 9:00 a.m. (Regina time) at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan, and

(c) the solicitation of proxies by or on behalf of the Board of Directors and management of Company for use at the Extraordinary Meeting of the holders of the Company's Convertible Subordinated Notes due November 30, 2008 (the "**Convertible Notes**") to be held on March 23, 2005 at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan,

and any adjournment or adjournments thereof for the purposes set forth in the accompanying Notices of Meeting.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "GLOSSARY OF TERMS" on page 33 of this Circular. Information in this Circular is given as of February 4, 2005 unless otherwise specifically stated.

SUMMARY

The following is a summary of certain information contained elsewhere in the Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in the Circular or in the Appendices. Delegates and Securityholders are urged to read this Circular and the Schedules and Appendices hereto in their entirety. For an explanation of certain defined terms and abbreviations used in this Summary, in the Circular and in the Schedules and Appendices please refer to the "GLOSSARY OF TERMS" at page 33 of the Circular.

The Meetings

The Meetings will be held at the times and places described in the separate Notices of Meetings delivered to each of the Delegates, the Class B Shareholders and the Noteholders and which were accompanied by this Circular, in each case, for the purpose of, among other things, considering and if deemed advisable, passing, with or without variation, the Delegate Resolution, the Class B Resolution and the Convertible Note Resolution. These resolutions contemplate the continuance of the Company under the CBCA as a business corporation with a new class of common shares outstanding, being the only class of shares authorized and outstanding, together with an exchange of the outstanding Convertible Notes into such new common shares.

The Company

The Pool is a publicly traded agri-business with a grain handling and marketing network that extends across Alberta, Saskatchewan and Manitoba and is the largest grain handler and marketer in Saskatchewan. The Company is integrated and diversified and is engaged in three distinct but interrelated agri-businesses. The Pool's principal businesses are: (i) the handling and marketing of grain; (ii) the sale of agri-products and services throughout western Canada; and (iii) agri-food processing. The Company's agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat processor, and Prairie Malt Limited, one of North America's largest single-site malt plants and owned 42% by the Pool.

Background to the Recapitalization

On October 24, 2002, following two and a half years of prolonged drought on the Prairies that severely restricted the Company's cash flow, the Company announced its intention to develop a consensual restructuring plan with its banks and medium term noteholders. The process was effectively finalized on February 4, 2003, and completed in March of 2003 with the exchange of $405 million in senior secured debt for $150 million of Senior Subordinated Notes, $255 million of Convertible Notes and 22,938,037 Class B Shares. From the date of their issue in March, 2003 until July 31, 2003, approximately $50 million of Convertible Notes were converted by Noteholders into Class B Shares. Since that time, the frequency with which Convertible Notes have been converted into Class B Shares has decreased to approximately $27 million of Convertible Notes converted during the fiscal year ended July 31, 2004 and to approximately $4.8 million during the six month period ended January 31, 2005.

Commencing in January of 2004, the Company's lenders began selling their positions in the Company's asset-backed revolving loan facility and term loan. Those facilities mature on July 31, 2005 and July 31, 2008, respectively. In view of the imminent maturity of the revolving loan facility and the transformation of the lenders as described above, the Company embarked on a process to obtain replacement financing. On December 14, 2004, the Board approved binding letters of commitment providing for a three-year $250 million asset-backed revolving loan facility offered by GE Canada Finance and a two-year $100 million term loan provided by an institutional investor. These new facilities will refinance the existing

revolving and term facilities and provide for the Company's ongoing working capital needs. It is a condition to the Recapitalization that these two new facilities close prior to, or are available immediately upon, the closing of the Recapitalization.

Management of the Pool has considered several alternative financing and strategic options over the past two years but has been unable to identify a viable alternative within the current co-operative structure that will allow it to raise the additional equity the Company requires to materially strengthen its financial position, improve its debt-to-equity ratio and provide greater flexibility to withstand extended periods of below average crop production.

On August 6, 2004 the Company announced that it had commenced a process of reviewing certain capital market alternatives that would allow the Company to further strengthen its balance sheet, lower its interest costs and position the Company to access the capital it requires to manage its businesses through volatile and unpredictable climatic conditions. On December 14, 2004, the Board approved in principle the basic terms of the Company's plan to transform its capital structure. Following a series of informational meetings with the Company's Delegates held during January, 2005 and negotiations with certain Noteholders that were subject to confidentiality agreements, the Board approved and announced additional details relating to the proposed continuance and Convertible Note Exchange on February 7, 2005. At that time, the Company also announced that it had obtained lock-up agreements from Noteholders directly or indirectly owning or exercising control or direction over approximately 37.7% of the aggregate outstanding principal amount of the Convertible Notes pursuant to which such Noteholders agreed to support and vote their securities in favour of the Recapitalization as further described in this Circular.

Summary of the Recapitalization

The Recapitalization consists of the following transactions:

- the continuance of the Company as a business corporation under the CBCA (the "**Continuance**") with a single class of common shares, involving, among other things:

    - the filing of Articles of Continuance under the CBCA with the Director providing for the Continuance;

    - the changing of the Company's existing Class A Shares into Common Shares on the basis of 3.62 Common Shares for each Class A Share outstanding at the time of Continuance. The number of Common Shares to be received by the holders of Class A Shares is based on the redemption price of $25 for the existing Class A Shares, divided by $0.345 (which is the volume-weighted average trading price of the Class B Shares on the TSX for the 20-day period ending February 4, 2005) and then multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange;

    - the changing of the Company's existing Class B Shares into Common Shares on the basis of one Common Share for 20 Class B Shares held on the Effective Date. The number of Common Shares to be received by the holders of Class B Shares is based on one Common Share for each existing Class B Share multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange; and

    - the elimination of ownership restrictions (there is currently a restriction that limits beneficial ownership of the Class B Shares to 10% of the outstanding class).

- immediately following the Continuance, the exchange of the Convertible Notes into Common Shares, at an exchange ratio of 131.57894737 Common Shares for each $1,000 principal thereof held on the Effective Date. The number of Common Shares to be received by each holder of $1,000 principal of Convertible Notes is based on an exchange price of $0.38 per Common Share with the resulting number of Common Shares (approximately 2,632) multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange.

Because fractional Common Shares will not be issued, the Company will instruct Computershare Investor Services Inc. ("**Computershare**") to aggregate for sale on the market on behalf of the holders the fractional Common Shares to which each of the Class A Shareholders and any Class B Shareholder or Noteholder is entitled to (such holders, "**Fractional Shareholders**"). All Common Shares that Computershare sells as a result of fractions will be pooled and sold as soon as practicable on the Toronto Stock Exchange. All brokerage commissions and costs associated with such pooling and sale will be paid by the Company. Thereafter, Computershare will forward to each person whose fractional shares have been sold, a cheque in Canadian dollars in an amount equal to such person's *pro rata* interest in the proceeds of sale of all fractional shares sold (net of applicable withholding taxes). In effecting the sale of any Common Shares for Fractional Shareholders, Computershare will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor Computershare will be liable for any loss arising out of any sale of such Common Shares relating to the manner or timing of such sales, the prices at which Common Shares are sold or otherwise. The sale price of Common Shares sold on behalf of such persons will fluctuate with the market price of the Common Shares and no assurance can be given that any particular price will be received upon any such sale.

Effective upon Continuance, the 1995 Act shall cease to be the governing corporate legislation of the Company and, as soon as reasonably practicable following the Continuance, the Company will, for administrative purposes, petition the Legislature for the Province of Saskatchewan to repeal the 1995 Act.

For illustrative purposes, had the Recapitalization taken place on January 31, 2005 the Company would have had issued and outstanding 35,171,580 Common Shares on that date on a pro forma basis.

Company Name

Following the Effective Date, the Company's name will be "Saskatchewan Wheat Pool Inc."

Purposes and Benefits of the Recapitalization

The decision to proceed with the Recapitalization was based on a number of factors considered by the Board and management of the Company, including:

- the understanding that the agri-business industry is capital-intensive and that financial stability, balance sheet strength, and the cost of capital are competitive factors;
- the understanding that the Company's existing capital structure and, in particular, the terms of the Convertible Notes, effectively restrict the Company's ability to raise additional equity capital;
- the judgment of the Board and management, that raising additional equity is necessary to further the objective of positioning the Company to improve its financial stability, balance sheet strength and cost of capital;

- the understanding that the Pool's ability to raise additional debt capital is extremely limited and, in the view of the Board and management, that the cost of debt financing is high and additional leverage would reduce the Pool's financial stability;

- the understanding that the Convertible Notes mature in November 2008 and that the Company has the right to and would have intended to, subject to certain conditions, satisfy that obligation by converting the Convertible Notes into voting common shares at that time;

- the understanding that the rate of interest on the Senior Subordinated Notes increases from 8% to 12% on July 31, 2005;

- the expectation that if the Continuance and Convertible Note Exchange are approved and implemented, the Company expects that it will:

    - be in a position to effect an equity financing shortly following completion of the Recapitalization pursuant to the Rights Offering; and

    - have a governance structure that is more effectively representative of the economic interests of its stakeholders while maintaining a significant representation of its farmer/producer/customer base;

- the expectation that, if the Recapitalization and Rights Offering are successful, the Company will enjoy a better position from which to renegotiate its existing debt facilities at their maturity or otherwise on more favourable terms than are likely to be available in the absence of such transactions;

- the independent opinion of TD Securities regarding the fairness to the Class A Shareholders and Class B Shareholders of the consideration to be offered to the Notcholders in connection with the Convertible Note Exchange; and

- the Formal Valuation.

Fairness Opinion

The Board sought and has received an independent fairness opinion from TD Securities which states, based on the assumptions and limitations set forth therein, that, as of February 7, 2005, the consideration to be offered to the Notcholders in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and the Class B Shareholders. **The analysis and conclusions set out in the Fairness Opinion are based on and limited by the detailed assumptions and qualifications set out therein. A copy of the Fairness Opinion is attached as Appendix 1 and should be carefully reviewed and considered in its entirety.**

Formal Valuation

The Board has received the Formal Valuation from TD Securities which states, subject to certain assumptions and limitations, that as of February 7, 2005, (i) the fair market value of the Convertible Notes is in the range of $1,508 to $1,894 per $1,000 principal amount, and (ii) the fair market value of the consideration to be offered to the Notcholders in connection with the Convertible Note Exchange is in the range of $1,590 to $2,008 per $1,000 principal amount. **The analysis and conclusions set out in the Formal Valuation are based on and limited by the detailed assumptions and qualifications set out therein. A copy of the Formal Valuation is available upon request of the Company, will accompany**

this Circular when mailed to Securityholders and should be carefully reviewed and considered in its entirety.

Farm Leadership Co-operative

A key component to the Recapitalization is the maintenance of the Pool's traditional relationship with farmers. Farmers have always played an important and unique role in the operations of the Pool, and the Pool values their contributions. As part of the restructuring process the Pool will establish, and form a contractual relationship with, a new co-operative entity (the "**Farm Leadership Co-operative**" or "**FLC**"). The primary objectives of the Farm Leadership Co-operative will include the following:

(a) to provide a structure under which farmers can maintain, proactively, an ongoing role for farmer representatives in the business of the Pool;

(b) to provide a vehicle by which farmers will have the opportunity to identify and put forward candidates for nomination for election to the Pool's Board;

(c) to support the professional development and leadership growth of farmer producers;

(d) to establish a framework for the collaboration and interaction between representatives of the Farm Leadership Co-operative and the Pool at the corporate and local level on matters of importance and value between them; and

(e) to create a structure that supports producers' issues and allows them to contribute to the development of the agricultural landscape in Western Canada.

The Pool believes that its relationship with the Farm Leadership Co-operative will provide an effective mechanism through which farmers will continue to participate in the governance of the Pool into the future.

Recommendation of the Board of Directors

The Board has determined that the Recapitalization is fair to each of the Class A Shareholders, the Class B Shareholders and the Noteholders and is in the best interests of the Company. As such, the Board has authorized the submission of the Resolutions to the Delegates, the Class B Shareholders and the Noteholders for approval. **The Board recommends that such parties vote FOR the Resolutions.**

Procedure for the Recapitalization to Become Effective

Procedural Steps

The following procedural steps must be taken in order for the Recapitalization to become effective:

1. the Company will seek the approval of the Recapitalization by the Delegates and the Class B Shareholders in the manner described in this Circular;

2. the Convertible Note Exchange must be approved by Noteholders in accordance with the terms of the Trust Indenture;

3. all necessary regulatory consents and approvals must be obtained;

4. the refinancing of the Company's existing asset-backed revolving loan facility and term loan shall have been completed. subject only to the completion of the Recapitalization;

5. the Articles of Continuance in the form prescribed by the CBCA must be filed with and approved by the Director under the CBCA; and

6. the Director must issue a Certificate of Continuance confirming the effectiveness of the Continuance.

Upon the Continuance. Computershare will issue share certificates representing the outstanding Common Shares to the Class A Shareholders. Class B Shareholders and Noteholders entitled thereto.

Lock-Up Agreements

Certain Noteholders directly or indirectly owning or exercising control or direction over an aggregate of 37.7% of the outstanding principal amount of Convertible Notes have entered into Lock-up Agreements whereby they have agreed to vote their Convertible Notes (as well as all Class B Shares held by them) in favour of the Convertible Note Resolution at the Meeting. See "DETAILS OF THE RECAPITALIZATION – Lock-up Agreements".

Discretion Not to Proceed

Notwithstanding the foregoing. each of the Resolutions authorizes the Board. without further notice to or approval of any of the Delegates, the Class B Shareholders or the Noteholders not to proceed with the Recapitalization at any time prior to the filing of Articles of Continuance with the Director under the CBCA if in the opinion of the Board it is no longer in the best interests of the Company to do so.

Regulatory Approvals

Implementation of the Recapitalization requires that certain regulatory approvals be obtained prior to the Effective Date. It is anticipated that the Company will make application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Recapitalization. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Company.

The Class B Shares are listed on the TSX. It is a condition to the completion of the Recapitalization that the TSX approve the listing of the Common Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Provided that conditional approval is obtained. the listing of Common Shares to be issued in connection with the Recapitalization on the TSX will be subject to the ongoing requirements of the TSX.

Rights Offering

The Company intends to file shortly a preliminary short form prospectus qualifying the distribution to the registered holders of Common Shares of rights ("**Rights**") to purchase an aggregate of approximately $150,000,000 of Common Shares.. Subject to applicable regulatory approvals. it is expected that a final prospectus will be filed shortly after the Effective Date pursuant to which Rights will be distributed to the Common Shareholders on the record date for the Rights Offering. which is expected to be seven trading days following the filing of the final prospectus. The purchase price in respect of Common Shares issued on exercise of the Rights will be determined by the underwriters referred to below. based on a discount

off of the trading price of the Common Shares during the period from the Effective Date until the filing of the final prospectus and will be set out in the final prospectus.

The Company has entered into a standby purchase agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., pursuant to which such underwriters will agree to purchase all of the Common Shares that are not otherwise purchased pursuant to the exercise of the Rights under the Rights Offering Circular (see DETAILS OF THE RECAPITALIZATION – Rights Offering).

The closing of the Rights Offering is not a condition precedent to the effectiveness of the Recapitalization and there can be no assurance that the Rights Offering will be successfully completed following the completion of the Recapitalization.

Small Shareholder Program

If the Recapitalization and Rights Offering proceed, there will, in all likelihood, be a substantial number of Common Shareholders holding less than 100 Common Shares, which in some cases, may be prohibitively expensive to sell through a brokerage firm. To assist such shareholders, the Company intends to establish, subject to regulatory approval, a Small Shareholder Program for registered holders of Common Shares who after closing of the Rights Offering hold fewer than 100 Common Shares. This voluntary program will enable eligible holders during a 90-day period after the closing of the Rights Offering to sell all but not less than all of their Common Shares, or purchase additional Common Shares to raise their total holdings to 100 Common Shares, in each case, without paying a brokerage commission. Further details regarding the Small Shareholder Program will be announced after the Effective Date.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied, the Company intends to submit the Articles of Continuance for registration with Industry Canada to be registered with an Effective Date on or about March 24, 2005. It is not possible, however, to state with certainty when the Effective Date will occur and actual timing will depend on a number of factors.

Issuance of Replacement Share Certificates

Upon completion of the Continuance, Class A Shareholders and Class B Shareholders will be deemed for all purposes to be holders of Common Shares as of the Effective Time. **Upon completion of the Recapitalization, the certificates that represented Class A Shares and Class B Shares immediately prior to the Effective Time will be cancelled by the Company and will cease to represent any rights with respect to the Company.** As soon as practicable following the Effective Time, the Company will mail to each Class A Shareholder and each Class B Shareholder a certificate representing the Common Shares to which he or she is entitled upon Continuance, less any fractional Common Shares which shall be dealt with in the manner described herein.

Convertible Note Exchange

Immediately following completion of the Continuance, the issued and outstanding Convertible Notes will be exchanged for Common Shares and Noteholders will become holders of Common Shares as of the Effective Date, in either case without further act or formality. Because the Convertible Notes were originally issued as a book-entry only issue, the only holder of a physical certificate in respect of the Convertible Notes is CDS. The Company expects that CDS will tender the certificate representing the entire issue of Convertible Notes on the closing of the Recapitalization and, thereafter, the Company will

issue Common Share certificates to CDS or directly to Noteholders in accordance with directions provided to the Company by CDS.

Canadian Federal Income Tax Consequences

For a discussion of the Canadian federal income tax considerations arising in connection with the Recapitalization see the discussion under "*CANADIAN FEDERAL INCOME TAX CONSIDERATIONS*". Securityholders should consult their own legal and tax advisors as to the tax consequences of the Recapitalization having regard to their particular circumstances. Tax considerations applicable to U.S. Securityholders and U.S. residents have not been disclosed in the Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Recapitalization.

Capitalization

The following table sets forth the consolidated capitalization of the Pool (i) as at July 31, 2004 and (ii) as at October 31, 2004, both actual and as adjusted to reflect Recapitalization (including the refinancing of the senior secured bank term loan). This capitalization table does not reflect the proposed Rights Offering.

	July 31, 2004	October 31, 2004	October 31, 2004 after giving effect to Recapitalization (including the refinancing of the senior secured bank term loan)
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt[1]			
Class A Shares	$ 1,783	$ 1,782	$ -
Senior secured bank term loan	80,251	78,730	-
Senior term loan [2]	-	-	100,000
Senior Subordinated Notes	132,188	134,020	134,020
Convertible Subordinated Notes debt component	27,735	28,775	-
Members' term loans	4,300	4,311	4,311
Subsidiaries' and proportionate shares of joint ventures' debt:	15,349	14,341	14,341
Total long-term debt	261,606	261,959	252,672
Shareholders' equity			
Contributed surplus	177	177	177
Convertible Notes equity component	128,635	129,831	-
Class B Shares[3]	81,287	85,104	-
Common Shares[1][3]	-	-	263,946
Retained earnings (deficit)[3]	(19,221)	(39,864)	(62,961)
Total shareholders' equity	190,878	175,248	201,162
Total capitalization	$452,484	$437,207	$453,834

Notes:

(1) The general terms of the debt in the above table are set out in note 16 of the Consolidated Financial Statements.

(2) It is a condition of the Recapitalization that the Company's existing $78.7 million senior secured bank term loan be replaced with the new $100 million term loan that the Company is presently negotiating (the "Senior term loan") (See "The Recapitalization - Background to the Recapitalization") The remainder of the funds from the Senior term loan would be added to working capital.

(3) Does not include 2,263,460 (July 31, 2004) and 2,106,368 (October 31, 2004) Class B Shares issuable pursuant to the Company's management stock option plan and new member's stock option plan.

(4) Effective on Continuance, all of the issued and outstanding options under the management stock option plan and new member's stock option plan will be automatically adjusted such that an option to purchase 20 Class B Shares will become an option to purchase one Common Share at an exercise price equal to 20 times the exercise price payable prior to Continuance for a Class B Share under the option. On a pro forma basis, as of October 31, 2004, options to purchase 105,318 Common Shares would be outstanding having a weighted average exercise price of $81.60 per Common Share, ranging from a high of $327 per Common Share to a low of $5.90 per Common Share.

(5) The carrying value of the Common Shares will represent primarily the aggregate of all of the former carrying values of each of the Class A Shares, Class B Shares, Convertible Notes- debt component and Convertible Notes-equity component, with the following exceptions:

(a) All or a portion of the Class A Shares may be redeemed for their par value of $25 par value share. The carrying value of the portion of Class A Shares not redeemed for cash will be reflected as Common Shares. In giving effect to the Recapitalization, it has been assumed that no Class A Shareholders will redeem their Class A Shares for their $25 par value prior to the Continuance.

(b) Both the Deficit and Common Shares amounts are increased by the incremental value of the consideration provided for in the Recapitalization to the Convertible Noteholders to induce early conversion. The Recapitalization provides for an effective exchange price of $0.38 per Common Share compared to the voluntary exchange price in the Trust Indenture of $0.4489899 for each Class B Share. The lower exchange price results in the issuance of approximately an additional 3.5 million shares, after the 1 for 20 share consolidation, above the level the Noteholders would have received under the Trust Indenture. For the purposes of the table above, these 3.5 million incremental shares have been valued at the $0.33 trading value of the Class B Shares as determined on February 4, 2005 multiplied by a factor of 20 (based on the face value of the Convertible Notes outstanding as of January 31, 2005).

(c) The value of the new Common Shares are reduced by the estimated expenses associated with the Recapitalization of approximately $4.643 million.

(6) As of January 31, 2005, the Company had issued and outstanding 70,953 Class A Shares, 242,796,237 Class B Shares and $173,089,376 aggregate principal amount of Convertible Notes.

Additional Information/Inquiries

For additional information, questions or inquiries, please contact the Pool's Investor Relations and Communications Department at 1-306-569-4525 or the Pool's proxy solicitation agent, Kingsdale Shareholder Services Inc. at 1-866-749-5464.

RECORD DATE FOR CLASS B MEETING AND CONVERTIBLE NOTE MEETING
(Information relevant to Class B Shareholders and Noteholders only)

Only holders of Class B Shares ("**Class B Shareholders**") of record on February 17, 2005 (the "**Record Date**") are entitled to vote at the Class B Meeting or any adjournment or adjournments thereof unless after the Record Date a holder of record transfers Class B Shares, and the transferee upon producing a properly endorsed certificate or certificates evidencing such Class B Shares or otherwise establishing ownership of such Class B Shares requests, not later than ten days before the Class B Meeting, that the transferee's name be included in the applicable list of Class B Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Class B Meeting.

Only holders of Convertible Notes ("**Noteholders**") of record on the Record Date are entitled to vote at the Convertible Note Meeting or any adjournment or adjournments thereof.

APPOINTMENT AND REVOCATION OF PROXIES
(Information relevant to Class B Shareholders and Noteholders only)

A SECURITYHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SECURITYHOLDER AT THE APPLICABLE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE COMPANY. TO EXERCISE THIS RIGHT THE SECURITYHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, each proxy must be completed as outlined therein and delivered to the attention of ADP Investor Communications, 5970 Chedworth Way, Mississauga, ON, L5R 4G5, by 4:00 p.m., E.D.T., on Tuesday, March 22, 2005 or by delivering it to the Chair of the Meeting to which it relates on the day of such Meeting or any adjournment thereof prior to the time of voting.

A Securityholder who has submitted a proxy may revoke it by an instrument in writing executed by the Securityholder or his or her attorney authorized in writing, or, if the Securityholder is a corporation, executed by a duly authorized director, officer or attorney thereof and deposited with ADP Investor Services at the addresses described above or the Company, Attention: Corporate Secretary at any time prior to 4:00 p.m., E.D.T., on Tuesday, March 22, 2005, or with the Chairman of the Meeting to which it relates prior to the commencement of such Meeting on the day of such Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXYHOLDERS
(Information relevant to Class B Shareholders and Noteholders only)

All Securities represented at the Class B Meeting or Convertible Note Meeting, as the case may be, by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Securities represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, THE SECURITIES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before each such Meeting.

At the time of printing this Management Information Circular, management of the Company knows of no such amendment, variation or other matter.

NON-REGISTERED SECURITYHOLDERS
(Information relevant to Class B Shareholders and Noteholders only)

The information set forth in this section is of importance to Securityholders who do not hold their Securities in their own name. Securityholders who do not hold their Securities in their own name should note that only proxies deposited by Class B Shareholders whose names appear on the records of the Company as the registered holders of the Class B Shares can be recognized and acted upon at the Class B Meeting and only proxies deposited by Noteholders whose names appear on the records of the Company as the registered holders of the Convertible Notes can be recognized and acted upon at the Convertible Note Meeting.

Only registered holders of the Class B Shares, or the persons they appoint as their proxies, are permitted to vote at the Class B Meeting. As all of the Convertible Notes are held in the "book-based" system, only Noteholders appearing by proxy may vote at the Convertible Note Meeting. Non-Registered Securityholders (defined below) holding Class B Shares are permitted solely to attend but not to vote at the Class B Meeting and Noteholders are permitted solely to attend but not to vote at the Convertible Note Meeting, in either case, unless appointed as a proxyholder.

In many cases, Securities beneficially owned by a holder (a "**Non-Registered Securityholder**") are registered either:

(i) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Securityholder deals with in respect of the Securities, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii) (in all cases insofar as the Convertible Notes are concerned) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of Proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Securityholders.

The Company has retained ADP Investor Communications ("ADP") to forward the meeting materials to Non-Registered Securityholders who have not waived the right to receive meeting materials. ADP will provide each such Non-Registered Securityholder with a voting instruction form which must be completed and signed by the Non-Registered Securityholder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, internet vote, e-mail or regular mail).

The purpose of these procedures is to permit Non-Registered Securityholders to direct the voting of the Securities they beneficially own. Please note that Non-Registered Securityholders beneficially owning Common Shares are permitted to attend the Class B Meeting and Non-Registered Securityholders beneficially owning Convertible Notes are permitted to attend the Convertible Note Meeting. **Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should advise ADP in accordance with the instructions set out on the voting instruction form.**

Non-Registered Holders should carefully follow the instructions of their Intermediaries and ADP, including any instructions as to the time within which Noteholders will be required to return voting instructions forms to the Intermediaries or ADP, as applicable.

The voting instruction form forwarded to Non-Registered Holders affords the Noteholder the opportunity to specify whether the Notes beneficially owned by the Noteholders will be voted for or against the Resolution (defined below).

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary or ADP, as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

THE RECAPITALIZATION

Details regarding the Recapitalization including the background to, reasons for and effect of the Recapitalization are set forth in the pages, schedules and appendices that follow. Delegates and Securityholders are urged to carefully read the information that follows in order to make an informed decision.

Background to the Recapitalization

On October 24, 2002, following two and a half years of prolonged drought on the Prairies that severely restricted the Company's cash flow, the Company announced its intention to develop a consensual restructuring plan with its banks and medium term noteholders. The process was effectively finalized on February 4, 2003, and completed in March of 2003 with the exchange of $405 million in senior secured debt for $150 million of Senior Subordinated Notes, $255 million of Convertible Notes and 22,938,037 Class B Shares. From the date of their issue in March, 2003 until July 31, 2003, approximately $50 million of Convertible Notes were converted by Noteholders into Class B Shares. Since that time, the frequency with which Convertible Notes have been converted into Class B Shares has decreased to approximately $27 million of Convertible Notes converted during the fiscal year ended July 31, 2004 and to approximately $4.8 million during the six month period ended January 31, 2005.

Commencing in January of 2004, the Company's lenders began selling their positions in the Company's asset-backed revolving loan facility and term loan. Those facilities mature on July 31, 2005 and July 31, 2008, respectively. In view of the imminent maturity of the revolving loan facility and the transformation of the lenders as described above, the Company embarked on a process to obtain replacement financing. On December 14, 2004, the Board approved binding letters of commitment providing for a three-year $250 million asset-backed revolving loan facility offered by GE Canada Finance and a two-year $100 million term loan provided by an institutional investor. These new facilities will refinance the existing revolving and term facilities and provide for the Company's ongoing working capital needs. It is a condition to the Recapitalization that these two new facilities close prior to, or are available immediately upon, the closing of the Recapitalization.

Management of the Pool has considered several alternative financing and strategic options over the past two years but has been unable to identify a viable alternative within the current co-operative structure that will allow it to raise the additional equity the Company requires to materially strengthen its financial position, improve its debt-to-equity ratio and provide greater flexibility to withstand extended periods of below average crop production.

On August 6, 2004 the Company announced that it had commenced a process of reviewing certain capital market alternatives that would allow the Company to further strengthen its balance sheet, lower its interest costs and position the Company to access the capital it requires to manage its businesses through volatile and unpredictable climatic conditions. On December 14, 2004, the Board approved in principle the basic terms of the Company's plan to transform its capital structure. Following a series of informational meetings with the Company's Delegates held during January, 2005 and negotiations with certain Noteholders that were subject to confidentiality agreements, the Board approved and announced additional details relating to the proposed continuance and Convertible Note Exchange on February 7, 2005. At that time, the Company also announced that it had obtained lock-up agreements from Noteholders directly or indirectly owning or exercising control or direction over approximately 37.7% of the aggregate outstanding principal amount of the Convertible Notes pursuant to which such Noteholders agreed to support and vote their securities in favour of the Recapitalization as further described in this Circular.

Summary of the Recapitalization

The Recapitalization consists of the following transactions:

- the continuance of the Company as a business corporation under the CBCA (the "**Continuance**") with a single class of common shares, involving, among other things:
  - the filing of Articles of Continuance under the CBCA with the Director providing for the Continuance;
  - the changing of the Company's existing Class A Shares into Common Shares on the basis of 3.62 Common Shares for each Class A Share outstanding at the time of Continuance. The number of Common Shares to be received by the holders of Class A Shares is based on the redemption price of $25 for the existing Class A Shares, divided by $0.345 (which is the volume-weighted average trading price of the Class B Shares on the TSX for the 20-day period ending February 4, 2005) and then multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange;
  - the changing of the Company's existing Class B Shares into Common Shares on the basis of one Common Share for 20 Class B Shares held on the Effective Date. The number of Common Shares to be received by the holders of Class B Shares is based on one Common Share for each existing Class B Share multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange; and
  - the elimination of ownership restrictions (there is currently a restriction that limits beneficial ownership of the Class B Shares to 10% of the outstanding class).
- immediately following the Continuance, the exchange of the Convertible Notes into Common Shares, at an exchange ratio of 131.57894737 Common Shares for each $1,000 principal thereof on the Effective Date. The number of Common Shares to be received by each holder of $1,000 principal of Convertible Notes is based on an exchange price of $0.38 per Common Share with the resulting number of Common Shares (approximately 2,632) multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange.

Fractional Common Shares will not be issued in connection with the Recapitalization. See "DETAILS OF THE RECAPITALIZATION — Fractional Common Shares".

Effective upon Continuance, the 1995 Act shall cease to be the governing corporate legislation of the Company and, as soon as reasonably practicable following the Continuance, the Company will, for administrative purposes, petition the Legislature for the Province of Saskatchewan to repeal the 1995 Act.

For illustrative purposes, had the Recapitalization taken place on January 31, 2005 the Company would have had issued and outstanding 35,171,580 Common Shares on that date on a pro forma basis.

The Company has also proposed for approval by its delegates the establishment of the Farm Leadership Co-operative, a new initiative intended to maintain and solidify its historical relationship with its producer stakeholders. The implementation of this initiative is conditional upon the effectiveness of the Recapitalization. See "DETAILS OF THE RECAPITALIZATION — Farm Leadership Co-operative".

Company Name

Following the Effective Date, the Company's name will be "Saskatchewan Wheat Pool Inc."

Purposes and Benefits of the Recapitalization

The decision to proceed with the Recapitalization was based on a number of factors considered by the Board and management of the Company, including:

- the understanding that the agri-business industry is capital-intensive and that financial stability, balance sheet strength, and the cost of capital are competitive factors;

- the understanding that the Company's existing capital structure and, in particular, the terms of the Convertible Notes, effectively restrict the Company's ability to raise additional equity capital;

- the judgment of the Board and management, that raising additional equity is necessary to further the objective of positioning the Company to improve its financial stability, balance sheet strength and cost of capital;

- the understanding that the Pool's ability to raise additional debt capital is extremely limited and, in the view of the Board and management, that the cost of debt financing is high and additional leverage would reduce the Pool's financial stability;

- the understanding that the Convertible Notes mature in November 2008 and that the Company has the right to and would have intended to, subject to certain conditions, satisfy that obligation by converting the Convertible Notes into voting common shares at that time;

- the understanding that the rate of interest on the Senior Subordinated Notes increases from 8% to 12% on July 31, 2005;

- the expectation that if the Continuance and Convertible Note Exchange are approved and implemented, the Company expects that it will:

    - be in a position to effect an equity financing shortly following completion of the Recapitalization pursuant to the Rights Offering; and

    - have a governance structure that is more effectively representative of the economic interests of its stakeholders while maintaining a significant representation of its farmer/producer/customer base;

- the expectation that, if the Recapitalization and Rights Offering are successful, the Company will enjoy a better position from which to renegotiate its existing debt facilities at their maturity or otherwise on more favourable terms than are likely to be available in the absence of such transactions;

- the independent opinion of TD Securities regarding the fairness to the Class A Shareholders and Class B Shareholders of the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange; and

- the Formal Valuation.

Fairness Opinion

The Board retained TD Securities on September 8, 2004 to analyze and evaluate the proposal for the Recapitalization. With respect to such engagement, the Company asked TD Securities to render an opinion as to whether or not the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and the Class B Shareholders.

The Board has received the written Fairness Opinion from TD Securities, which states that, based on the assumptions and limitations set forth therein, as of February 7, 2005, the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and the Class B Shareholders. A copy of the Fairness Opinion, which sets forth the assumptions made, the scope of TD Securities' review and analysis, the procedures followed, TD Securities' credentials in rendering such opinions, and the limitations relating to TD Securities' opinion, is attached as Appendix 1. **The analysis and conclusions set out in the Fairness Opinion are based on and limited by the detailed assumptions and qualifications set out therein. Delegates and Securityholders are urged to carefully review and consider the Fairness Opinion in its entirety. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion in Appendix 1.** This Fairness Opinion assumes, among other things, that the Company is successful in raising approximately $150,000,000 in new equity under the Rights Offering.

TD Securities will receive fees for its services to the Company and the Board in connection with the delivery of the Formal Valuation and the Fairness Opinion. In the ordinary course of business, TD Securities or its affiliates may trade in securities of the Company for their own accounts or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The Company has also agreed to indemnify TD Securities and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under securities legislation.

Formal Valuation

The Board has received the Formal Valuation from TD Securities which states, subject to certain assumptions and limitations, that as of February 7, 2005, (i) the fair market value of the Convertible Notes is in the range of $1,508 to $1,894 per $1,000 principal amount, and (ii) the fair market value of the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange is in the range of $ 1,590 to $2,008 per $1,000 principal amount. **The analysis and conclusions set out in the Formal Valuation are based on and limited by the detailed assumptions and qualifications set out therein. A copy of the Formal Valuation is available upon request of the Company, will accompany this Circular when mailed to Securityholders and should be carefully reviewed and considered in its entirety.**

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	02/10/05
Re:	Exemption No: 82-5037	Pages:	155

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

There are 156 pages to this fax. I will fax it to you in three parts using the same fax cover. There are 9 separate documents, so to make it easier, I will note the page numbers that I'm sending to you on this fax cover sheet.

Thank you.

Pages 1-50

Pages 51-100

Pages 101-156

Recommendation of the Board

The Board has determined that the Recapitalization is fair to each of the Class A Shareholders, the Class B Shareholders and the Noteholders and is in the best interests of the Company. As such, the Board has authorized the submission of the Resolutions to the Delegates, the Class B Shareholders and the Noteholders for approval. **The Board recommends that such parties vote FOR the Resolutions.**

In reaching its determination and making these recommendations, the Board considered a number of factors including certain advantages of proceeding with the Recapitalization, which are summarized under "— Purposes and Benefits of the Recapitalization". The Board also considered and evaluated information presented by management of the Company, the Company's financial advisor, BMO Nesbitt Burns Inc., the Company's legal advisors and TD Securities regarding the Recapitalization including, among other things:

- the expectation that the Company will gain additional financial security to meet and overcome adverse weather and/or industry events;
- the permanent reduction in the Company's debt levels and strengthening of the Company's balance sheet to a more commercially viable debt to equity ratio;
- the greater degree of corporate flexibility and a more effective and efficient governance structure better aligned with the interests of the Company's equity shareholders that are permitted by the CBCA as compared to the 1995 Act;
- an enhanced ability of the Company to raise additional equity capital;
- the expectation that the Company will gain additional flexibility to take advantage of future growth opportunities as they present themselves;
- the presentation by and the opinion of TD Securities that the consideration to be offered to the Noteholders in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and the Class B Shareholders; and
- the fiduciary duties and obligations of the Board with respect to all stakeholders of the Company in considering the Recapitalization.

Based on all these matters and such other matters as the members of the Board deemed relevant, the Board approved the Recapitalization.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive but is believed to include all material factors which were considered by the Board. In addition, in reaching the determination to approve and recommend the Recapitalization, the Board did not assign any relative or specific weights to the foregoing factors which were considered. Individual directors may have given different weights to these factors.

DETAILS OF THE RECAPITALIZATION

The Continuance

At the Delegate Meeting and the Class B Meeting, Delegates and Class B Shareholders, respectively, will be asked to approve the Continuance of the Company as a business corporation under the *Canada Business Corporations Act* (the "**CBCA**") having the name "Saskatchewan Wheat Pool Inc." and in connection therewith approve of the filing of Articles of Continuance which will also change the existing Class A Shares and Class B Shares into one class of shares to be designated "common shares" (the "**Common Shares**") on the following basis:

(a) Class A Shareholders will be entitled to 3.62 common shares for each Class A Share outstanding on the Effective Date. The number of Common Shares to be received by the holders of Class A Shares is based on the redemption price of $25 for the existing Class A shares, divided by the volume-weighted average trading price of the Class B Shares on the TSX for the 20-day period ending February 4, 2005 and then multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange.

(b) Class B Shareholders will be entitled to one Common Share for every 20 Class B Shares held on the Effective Date. The number of Common Shares to be received by the holders of Class B Shares is based on one Common Share for each existing Class B Share multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange.

In accordance with their existing rights under *The Saskatchewan Wheat Pool Act, 1995*, Class A Shareholders will continue to be entitled to redeem their Class A Shares at any time prior to the date of Continuance, at a redemption price of $25, the par value of the Class A Shares.

In no event will the Company issue a fractional Common Share. See "— Fractional Common Shares".

All outstanding options to purchase Class B Shares issued under the Company's management stock option plan and new member's stock option plan will be automatically adjusted such that an option to purchase 20 Class B Shares will become an option to purchase one Common Share at an exercise price equal to 20 times the exercise price payable prior to Continuance for a Class B Share under the option. For illustrative purposes, had the Continuance occurred on January 31, 2005, the Company would have had outstanding options to purchase 102,779 Common Shares having a weighted average exercise price of $81.00 per Common Share, ranging from a high of $327 per Common Share to a low of $5.90 per Common Share.

The Company will be seeking the approval of (i) the Delegate Resolution by two-thirds of the Delegates attending in person at the Delegate Meeting at which a quorum is present; and (ii) the Class B Resolution by not less than two-thirds of the votes cast in respect thereof by the Class B Shareholders attending in person or by proxy at the Class B Meeting at which a quorum is present. Even if the Delegate Resolution and the Class B Resolution are so passed and all regulatory approvals are obtained, the Company may not proceed with the Recapitalization if the Board determines that it is no longer in the best interests of the Company to do so.

A copy of the proposed form of Articles of Continuance is attached as Appendix 2 to this Circular.

The Company is currently governed by the 1995 Act, which provides that the Company may continue as a corporation to which an Act of the Parliament of Canada applies. Upon the filing of the Articles of Continuance and the issuance of the Certificate by the Director the 1995 Act will cease to be the governing corporate legislation of the Company and the Company shall thereafter be governed by the CBCA. In addition, for administrative purposes, the Company intends to petition the Legislature of the Province of Saskatchewan to repeal the 1995 Act as soon as reasonably practicable following Continuance.

The Convertible Note Exchange

Each of the Resolutions approves the exchange immediately following Continuance of the Convertible Notes for Common Shares on the basis of 131.57894737 Common Shares for each $1,000 principal amount of the Convertible Notes. The number of Common Shares to be received by each holder of $1,000 principal of Convertible Notes is based on an exchange price of $0.38 with the resulting number of Common Shares (approximately 2,632) multiplied by a factor of 0.05 to reduce the number of Common Shares outstanding after the Continuance and Convertible Note Exchange. No accrued interest will be paid on account of the Convertible Notes. The Convertible Note Exchange will be submitted to the Noteholders for approval pursuant to section 8.11(m) of the Trust Indenture and requires, in addition to the other consents and approvals referred to in this Circular, the support by resolution of the holders of not less than $66^{2/3}$% of the aggregate principal amount of Convertible Notes represented in person or by proxy at the Convertible Note Meeting, assuming a valid quorum is present at such meeting.

In no event will the Company issue a fractional Common Share. See "— Fractional Common Shares".

Upon the issuance of the Common Shares to be issued to Noteholders in connection with the Recapitalization, the rights and obligations of the Company, the Noteholders and the Trustee under the Trust Indenture will terminate.

Fractional Common Shares

Because fractional Common Shares will not be issued, the Company will instruct Computershare Investor Services Inc. ("**Computershare**") to aggregate for sale on the market on behalf of the holders the fractional Common Shares to which each of the Class A Shareholders and any Class B Shareholder or Noteholder is entitled to (such holders, "**Fractional Shareholders**"). All Common Shares that Computershare sells as a result of fractions will be pooled and sold as soon as practicable on the Toronto Stock Exchange. All brokerage commissions and costs associated with such pooling and sale will be paid by the Company. Thereafter, Computershare will forward to each person whose fractional shares have been sold, a cheque in Canadian dollars in an amount equal to such person's *pro rata* interest in the proceeds of sale of all fractional shares sold (net of applicable withholding taxes). In effecting the sale of any Common Shares for Fractional Shareholders, Computershare will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor Computershare will be liable for any loss arising out of any sale of such Common Shares relating to the manner or timing of such sales, the prices at which Common Shares are sold or otherwise. The sale price of Common Shares sold on behalf of such persons will fluctuate with the market price of the Common Shares and no assurance can be given that any particular price will be received upon any such sale.

Procedure for the Recapitalization to Become Effective

Procedural Steps

The following procedural steps must be taken in order for the Recapitalization to become effective:

1. the Company will seek the approval of Recapitalization by the Delegates and the Class B Shareholders in the manner described in this Circular;

2. the Convertible Note Exchange must be approved by Noteholders in accordance with the terms of the Trust Indenture;

3. all necessary regulatory consents and approvals must be obtained;

4. the refinancing of the Company's existing asset-backed revolving loan facility and term loan shall have been completed, subject only to the completion of the Recapitalization (see THE RECAPITALIZATION — Background to the Recapitalization");

5. the Articles of Continuance in the form prescribed by the CBCA must be filed with and approved by the Director under the CBCA; and

6. the Director must issue a Certificate of Continuance confirming the effectiveness of the Continuance.

Upon the Continuance, Computershare will issue share certificates representing the outstanding Common Shares to the Class A Shareholders, Class B Shareholders and Noteholders entitled thereto.

Discretion Not to Proceed

Notwithstanding the foregoing, each of the Resolutions authorizes the Board, without further notice to or approval of any of the Delegates, the Class B Shareholders or the Noteholders not to proceed with the Recapitalization at any time prior to the filing of Articles of Continuance with the Director under the CBCA if in the opinion of the Board it is no longer in the best interests of the Company to do so.

Regulatory Approvals

Implementation of the Recapitalization requires that certain regulatory approvals be obtained prior to the Effective Date. It is anticipated that the Company will make application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Recapitalization. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Company.

The Class B Shares are listed on the TSX. It is a condition to the completion of the Recapitalization that the TSX approve the listing of the Common Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Provided that conditional approval is obtained, the listing of Common Shares to be issued in connection with the Recapitalization on the TSX will be subject to the ongoing requirements of the TSX.

Issuance of Replacement Share Certificates

Upon completion of the Continuance, Class A Shareholders and Class B Shareholders will be deemed for all purposes to be holders of Common Shares as of the Effective Time. **Upon completion of the Recapitalization, the certificates that represented Class A Shares and Class B Shares immediately prior to the Effective Time will be cancelled by the Company and will cease to represent any rights with respect to the Company.** As soon as practicable following the Effective Time, the Company will mail to each Class A Shareholder and each Class B Shareholder a certificate representing the Common Shares to which he or she is entitled upon Continuance, less any fractional Common Shares which shall be dealt with in the manner described herein.

Convertible Note Exchange

Immediately following completion of the Continuance, the issued and outstanding Convertible Notes will be exchanged for Common Shares and Noteholders will become holders of Common Shares as of the Effective Date, in either case without further act or formality. Because the Convertible Notes were originally issued as a book-entry only issue, the only holder of a physical certificate in respect of the Convertible Notes is CDS. The Company expects that CDS will tender the certificate representing the entire issue of Convertible Notes on the closing of the Recapitalization and, thereafter, the Company will issue Common Share certificates to CDS or directly to Noteholders in accordance with directions provided to the Company by CDS.

Rights Offering

The Company intends to file shortly a preliminary short form prospectus qualifying the distribution to the registered holders of Common Shares of rights ("**Rights**") to purchase an aggregate of approximately $150,000,000 of Common Shares. Subject to applicable regulatory approvals, it is expected that a final prospectus will be filed shortly after the Effective Date pursuant to which Rights will be distributed to the Common Shareholders on the record date for the Rights Offering, which is expected to be seven trading days following the filing of the final prospectus. The purchase price in respect of Common Shares issued on exercise of the Rights will be determined by the underwriters referred to below, based on a discount off of the trading price of the Common Shares during the period from the Effective Date until the filing of the final prospectus and will be set out in the final prospectus.

The Company has entered into a standby purchase agreement with a syndicate of underwriters (the "**Underwriters**") led by BMO Nesbitt Burns Inc., pursuant to which the Underwriters will agree to purchase all of the Common Shares that are not otherwise purchased pursuant to the exercise of the Rights under the Rights Offering Circular.

The obligations of the Underwriters under the standby purchase agreement may be terminated at the discretion of the Underwriters, if (i) any inquiry, investigation or other proceeding is commenced by a governmental entity in relation to the Pool or any of its subsidiaries, or in relation to any of the directors or officers of the Pool or any of its subsidiaries, any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights or Common Shares; (ii) any order is issued by a governmental entity, or if there is any change of law, either of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights or the Common Shares; (iii) any material adverse change in the business, operations or prospects of the Pool occurs; (iv) any catastrophe of national or international consequence occurs or any law or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, seriously adversely affects, or will seriously adversely affect, the financial markets in Canada, or which results in or will result in a material adverse change to the Pool; (v) the Pool fails to obtain (A) final

listing approval from the TSX for the Common Shares within 10 business days of the completion of the Recapitalization: (B) final listing approval from the TSX for the Rights at least two days prior to the date named as the record date in the final prospectus; and (C) conditional listing approval from the TSX in respect of the Common Shares issuable upon exercise of the Rights and the Common Shares purchased by the Underwriters prior to or on closing; (vi) the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than one business day for any reason by the TSX at any time following their initial listing at any time prior to closing; (vii) the Recapitalization and the refinancing of the Company's asset-backed and term loans as described above have not been completed by March 31, 2005; (viii) the final prospectus has not been filed on or before April 18, 2005; or (ix) if the Rights Offering is otherwise terminated or cancelled or the closing has not occurred on or before the earlier of: (A) 45 days after the date on which the exercise price for the Rights is determined; and (B) May 31, 2005.

The closing of the Rights Offering is not a condition precedent to the effectiveness of the Recapitalization and there can be no assurance that the Rights Offering will be successfully completed following the completion of the Recapitalization.

Farm Leadership Co-operative

A key component to the Recapitalization is the maintenance of the Pool's traditional relationship with farmers. Farmers have always played an important and unique role in the operations of the Pool, and the Pool values their contributions. As part of the restructuring process the Pool will establish, and form a contractual relationship with, a new co-operative entity (the "**Farm Leadership Co-operative**" or "**FLC**"). The primary objectives of the Farm Leadership Co-operative will include the following:

(a) to provide a structure under which farmers can maintain, proactively, an ongoing role for farmer representatives in the business of the Pool;

(b) to provide a vehicle by which farmers will have the opportunity to identify and put forward candidates for nomination for election to the Pool's Board;

(c) to support the professional development and leadership growth of farmer producers;

(d) to establish a framework for the collaboration and interaction between representatives of the Farm Leadership Co-operative and the Pool at the corporate and local level on matters of importance and value between them; and

(e) to create a structure that supports producers' issues and allows them to contribute to the development of the agricultural landscape in Western Canada.

In order to assist FLC in meeting its objectives, the Pool will enter into a Funding Agreement with FLC pursuant to which the Pool will commit to providing operational funding (including funding for regular quarterly meetings of the FLC) to the FLC in an amount approved by the Board. Although the details of the Funding Agreement remain the subject of negotiations between the Pool and Delegates and producer stakeholders, one of the core responsibilities of FLC will be to establish a process by which FLC will be entitled to present between four and sixteen qualified individuals to the Pool's Nominating/Corporate Governance Committee, who will select a minimum of four to be included as nominees for election to the Pool's Board by the holders of the Common Shares.

The Pool believes that its relationship with the Farm Leadership Co-operative will provide an effective mechanism through which farmers will continue to participate in the governance of the Pool into the future.

Composition of Board of Directors

After the Effective Date, the Board will initially be comprised of 12 members made up as follows:

Name	Municipality	Office	Term of Office	Principal Occupation Last Five Years	Common Shares Held[*]
Terry Baker	Denzil, SK	President Director	2004-2005 2001-2006	President Farmer	2207
Vic Bruce	Tuxford, SK	Director	2002-2006	Farmer	6,000
Ryan Anderson	Melfort, SK	Director	1998-2005	Farmer	870
Leonard Haukeness	Estevan, SK	Director	2004-2006	Farmer	500
Rick Jensen	Webb, SK	Director	2004-2005	Farmer	1,837
Douglas Kitchen	Nashville, TN	Lead Director Board Advisor	2003-2005 2000-2003	[1]Managing Director, Rosenthal Collins Group	-
Harold Milavsky	Calgary, AB	Director	2003-2005	[2]Chairman, Quantico Capital Corporation	-
Gary Colter	Mississauga, ON	Director	2003-2005	[3]President & CEO, CRS Inc.(2002-) Vice-Chairman, KPMG Canada (2001-2002) Global Managing Partner, Financial Advisory Services KPMG International (1998-2000)	-
Herb Pinder, Jr.	Saskatoon, SK	Director	2003-2005	[4]President, Goal Group of Companies	-
Dallas Howe	Calgary, AB	Director	2005	[5]Chair, Potash Corporation of Saskatchewan (2003-) [6] General Manager, GE Medical Systems Information Technology (2002-) [7] CEO, BDM Information Systems Ltd.	54
Thomas Birks	Montréal, PQ	Director	2005	[8] President, Birinco Inc.	-
Mayo Schmidt	Regina, SK	Chief Executive Officer, Director	CEO - 2000- Director - 2005	Chief Executive Officer (2000 -)	40,900

Notes:

[1] Rosenthal Collins Group is a large commodities clearing house.

[2] Quantico Capital Corporation's main business is real estate ownership development and management.

[3] CRS Inc., undertakes corporate restructuring and strategic management consulting.

[4] Goal Group of Companies acts on behalf of professional athletes.

[5] Potash Corporation of Saskatchewan is one of the world's largest producers of fertilizer products including potash, nitrogen and phosphate.

[6] GE Medical Systems Information Technology, a division of General Electric Company is a provider of corporate healthcare and pharmacy information systems.

[7] BDM Information Technologies, a private company founded by Mr. Howe, was acquired by GE Healthcare Information Technologies in 2002

[8] Birinko is a small merchant bank with investment portfolio ranging from private equity to passive investments

[*] Common Shareholdings are pro forma, based on the Company's understanding of the number of Class B Shares held on January 31, 2005.

The above directors will serve until the first annual meeting of the holders of the Common Shares, at which time the size of the Board will be reduced to 11 members, who will be elected by the holders of the Common Shares. The Nominating/Corporate Governance Committee will recommend a slate of nominees to the Board for inclusion in the management information circular to be circulated to the shareholders (see "—Farm Leadership Co-operative").

The Company expects that following Continuance, the Board and the Nominating/Corporate Governance Committee will put in place a governance process and committee structure that is fully compliant with applicable regulatory requirements and consistent with the governance practices of other, widely-held senior Canadian public companies.

Lock-up Agreements

Noteholders holding in aggregate 37.7% of the aggregate principal amount of Convertible Notes outstanding as of January 31, 2005 have entered into Lock-up Agreements pursuant to which each Noteholder has agreed that:

(a) it will vote the Securities subject to the Lock-Up Agreement in favour of the Convertible Note Resolution to the extent that it is entitled to vote thereon, and it will not take any action to impede or delay the Recapitalization;

(b) it will properly tender its Convertible Notes in accordance with the terms of the Recapitalization; and

(c) during the period commencing on the date of its respective Lock-up Agreement and continuing until the earlier of the Effective Date and the date on which the such Noteholder terminates the Lock-up Agreement in accordance with its terms, it will not sell or assign any or all of its Convertible Notes to any individual or entity who does not agree to be bound by the terms of such Lock-up Agreement.

Each of the Lock-up Agreements provides that the Noteholder party thereto may terminate its Lock-up Agreement upon written notice to the Company if:

(a) the Delegate Meeting is not held by February 28, 2005;

(b) the Class B Shareholders Meeting is not held by March 31, 2005;

(c) the Convertible Note Meeting is not held by March 31, 2005;

(d) at any time prior to the holding of the meetings referred to above, in the opinion of such Noteholder, acting reasonably, there is no reasonable prospect of the Recapitalization becoming effective;

(e) the terms of the Recapitalization do not conform in all material respects with the terms described in the Lock-up Agreements; or

(f) if the Recapitalization is not completed by April 30, 2005.

Description of Share Capital Following Continuance

If the Resolutions are passed and the Company proceeds with its Continuance under the CBCA, the Company's authorized capital will consist of an unlimited number of Common Shares having the right to dividends if, as and when declared by the Board, to one vote per Common Share at meetings of the shareholders of the Company and, upon liquidation, dissolution or winding-up, to receive on a pro rata basis the remaining assets of the Company.

For illustrative purposes, had the Recapitalization taken place on January 31, 2005 the Company would have had issued and outstanding 35,171,580 Common Shares on that date on a pro forma basis.

Shareholder Rights Plan

Following completion of the Recapitalization, the Board intends to assess whether it would be necessary or desirable to put a shareholder rights plan in place. If based on this assessment and the advice of its financial and legal advisers, the Board determines it to be in the best interests of the Common Shareholders, the Board will take such action as it determines appropriate in the circumstances.

Small Shareholder Program

If the Recapitalization and Rights Offering proceed, there will, in all likelihood, be a substantial number of Common Shareholders holding less than 100 Common Shares, which in some cases, may be prohibitively expensive to sell through a brokerage firm. To assist such shareholders, the Company intends to establish, subject to regulatory approval, a Small Shareholder Program for registered holders of Common Shares who after closing of the Rights Offering hold fewer than 100 Common Shares. This voluntary program will enable eligible holders during a 90-day period after the closing of the Rights Offering to sell all but not less than all of their Common Shares, or purchase additional Common Shares to raise their total holdings to 100 Common Shares, in each case, without paying a brokerage commission. Further details regarding the Small Shareholder Program will be announced after the Effective Date.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied, the Company intends to submit the Articles of Continuance for registration with Industry Canada to be registered with an Effective Date on or about March 24, 2005. It is not possible, however, to state with certainty when the Effective Date will occur and actual timing will depend on a number of factors.

The Continuance will become effective upon the filing with the Director of the Articles of Continuance, together with such other material as may be required by the Director and the issuance by the Director of the Certificate.

The Company expects that the closing of the Rights Offering will occur on or before May 31, 2005.

Expenses of the Recapitalization

The estimated costs to be incurred by the Company relating to the Recapitalization including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Circular are expected to be, in the aggregate, approximately $4.6 million.

Legal Matters

Certain legal matters relating the Recapitalization are to be passed upon by MacPherson Leslie & Tyerman LLP and Torys LLP, on behalf of the Company.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Pool (i) as at July 31, 2004 and (ii) as at October 31, 2004, both actual and as adjusted to reflect Recapitalization (including the refinancing of the senior secured bank term loan). This capitalization table does not reflect the proposed Rights Offering.

	July 31, 2004	October 31, 2004	October 31, 2004 after giving effect to Recapitalization (including the refinancing of the senior secured bank term loan)
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt[1]			
Class A Shares	$ 1,783	$ 1,782	$ -
Senior secured bank term loan	80,251	78,730	-
Senior term loan [2]	-	-	100,000
Senior Subordinated Notes	132,188	134,020	134,020
Convertible Subordinated Notes debt component	27,735	28,775	-
Members' term loans	4,300	4,311	4,311
Subsidiaries' and proportionate shares of joint ventures' debt:	15,349	14,341	14,341
Total long-term debt	261,606	261,959	252,672
Shareholders' equity			
Contributed surplus	177	177	177
Convertible Notes - equity component	128,635	129,831	-
Class B Shares[3]	81,287	85,104	-
Common Shares[4][5]	-	-	263,946
Retained earnings (deficit)[5]	(19,221)	(39,864)	(62,961)
Total shareholders' equity	190,878	175,248	201,162
Total capitalization	$452,484	$437,207	$453,834

Notes:

(1) The general terms of the debt in the above table are set out in note 16 of the Consolidated Financial Statements.

(2) It is a condition of the Recapitalization that the Company's existing $78.7 million senior secured bank term loan be replaced with the new $100 million term loan that the Company is presently negotiating (the "Senior term loan") (See "The Recapitalization - Background to the Recapitalization"). The remainder of the funds from the Senior term loan would be added to working capital.

(3) Does not include 2,263,460 (July 31, 2004) and 2,106,368 (October 31, 2004) Class B Shares issuable pursuant to the Company's management stock option plan and new member's stock option plan.

(4) Effective on Continuance, all of the issued and outstanding options under the management stock option plan and new member's stock option plan will be automatically adjusted such that an option to purchase 20 Class B Shares will become an option to purchase one Common Share at an exercise price equal to 20 times the exercise price payable prior to Continuance for a Class B Share under the option. On a pro forma basis, as of October 31, 2004, options to purchase 105,318 Common Shares would be outstanding having a weighted average exercise price of $81.60 per Common Share, ranging from a high of $327 per Common Share to a low of $5.90 per Common Share.

(5) The carrying value of the Common Shares will represent primarily the aggregate of all of the former carrying values of each of the Class A Shares, Class B Shares, Convertible Notes- debt component and Convertible Notes-equity component, with the following exceptions:

   (a) All or a portion of the Class A Shares may be redeemed for their par value of $25 par value share. The carrying value of the portion of Class A Shares not redeemed for cash will be reflected as Common Shares. In giving effect to the Recapitalization, it has been assumed that no Class A Shareholders will redeem their Class A Shares for their $25 par value prior to the Continuance.

(b) Both the Deficit and Common Shares amounts are increased by the incremental value of the consideration provided for in the Recapitalization to the Convertible Noteholders to induce early conversion. The Recapitalization provides for an effective exchange price of $0.38 per Common Share compared to the voluntary exchange price in the Trust Indenture of $0.4489899 for each Class B Share. The lower exchange price results in the issuance of approximately an additional 3.5 million shares, after the 1 for 20 share consolidation, above the level the Noteholders would have received under the Trust Indenture. For the purposes of the table above, these 3.5 million incremental shares have been valued at the $0.33 trading value of the Class B Shares as determined on February 4, 2005 multiplied by a factor of 20 (based on the face value of the Convertible Notes outstanding as of January 31, 2005).

(c) The value of the new Common Shares are reduced by the estimated expenses associated with the Recapitalization of approximately $4.643 million.

(6) As of January 31, 2005, the Company had issued and outstanding 70,953 Class A Shares, 242,796,237 Class B Shares and $173,089,376 aggregate principal amount of Convertible Notes.

INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL FEDERAL INCOME TAX CONSEQUENCES. CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSIDERATIONS IN RESPECT OF THE RECAPITALIZATION HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

In the opinion of MacPherson Leslie & Tyerman LLP, counsel to the Company, the following is, as of the date of this Circular, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of the Recapitalization generally applicable to holders who, for the purposes of the Tax Act, and at all relevant times, are resident in Canada, deal at arm's length with the Company, are not affiliated with the Company and hold their Class A Shares and Securities, and will hold the Common Shares, as capital property. For this purpose, related persons are deemed not to deal with each other at arm's length. A person and a corporation are related if the person controls the corporation or is a member of a related group that controls the corporation. It is a question of fact whether persons not related to each other are dealing with each other at arm's length. The Class A Shares, Securities and Common Shares will generally be considered to be capital property for this purpose unless either the holder acquires or holds such Class A Shares, Securities and Common Shares in the course of carrying on a business, or the holder acquires such Class A Shares, Securities and Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Class A Shares, Securities and Common Shares might not otherwise qualify as capital property may, in certain circumstances, elect to have such Class A Shares, Securities and Common Shares and all other "Canadian securities", as defined in the Tax Act, owned in the taxation year in which the election is made and in subsequent years treated as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposed amendments to the Tax Act publicly released by the Department of Finance (Canada) ("Tax Proposals") prior to the date hereof, and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Recapitalization or the holding of the Class A Shares, Securities or Common Shares and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it

address any provincial, territorial or foreign tax considerations which may be different from those discussed herein.

The Tax Act contains "mark-to-market" provisions relating to securities held by certain financial institutions. This summary does not take into account such mark-to-market rules. This summary is also not applicable to a holder that is a "financial institution" for this purpose, a "specified financial institution" as defined in the Tax Act, or a holder an interest in which would be a "tax shelter investment" under the Tax Act. Such holders should consult their own tax advisors.

Exchange of Class A Shares for Common Shares

Generally, a holder who exchanges all of such holder's Class A Shares for Common Shares will recognize neither a capital gain nor a capital loss as a result of the exchange. Such holder will be deemed to have disposed of the Class A Shares for proceeds of disposition equal to the holder's adjusted cost base in respect of such Class A Shares immediately before the exchange and to have acquired the Common Shares received on the exchange at a cost equal to such proceeds of disposition. The cost of the Common Shares so acquired will generally be averaged with the adjusted cost base to the holder of any other Common Shares held by the holder at that time as capital property.

Exchange of Class B Shares for Common Shares

Generally, a holder who exchanges all of such holder's Class B Shares for Common Shares will recognize neither a capital gain nor a capital loss as a result of the exchange. Such holder will be deemed to have disposed of the Class B Shares for proceeds of disposition equal to the holder's adjusted cost base in respect of such Class B Shares immediately before the exchange and to have acquired the Common Shares received on the exchange at a cost equal to such proceeds of disposition. The cost of the Common Shares so acquired will generally be averaged with the adjusted cost base to the holder of any other Common Shares held by the holder at that time as capital property.

Exchange of Convertible Notes for Common Shares

A holder will be considered to have disposed of a Convertible Note upon the exchange of the Convertible Note for Common Shares. On the disposition of a Convertible Note, a holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest that has accrued on the Convertible Note to that time except to the extent that such interest has otherwise been included in the holder's income for the year or a preceding taxation year. Where a holder has disposed of the Convertible Note for consideration equal to its fair market value, there may be deducted in computing the holder's income for the year the amount by which the total of all interest included in computing such holder's income for the year or a preceding taxation year in respect of the Convertible Note exceeds the total amount of all interest received or receivable in the year or a preceding taxation year by such holder that may reasonably be considered interest in respect of the Convertible Note and the total amount of all interest such holder was required to include in computing income that accrued on the Convertible Note in respect of the period prior to its date of acquisition by such holder. The Company is of the view that the fair market value of a Convertible Note will be an amount equal to the fair market value at the time of the exchange of the Common Shares received on the exchange. The Company believes such determination of fair market value is reasonable; however, such determination will not be binding on CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation.

Any amount paid by the Company as a penalty or bonus because of the repayment of all or part of the principal amount of a Convertible Note before its maturity will be deemed to be received by the holder as

interest on the Convertible Note and will be required to be included in computing the holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value of payment of, interest that, but for the payment, would have been paid or payable by the Company on the Convertible Note for a taxation year ending after the repayment of such amount.

Generally, the exchange of a Convertible Note for Common Shares will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of the Convertible Note. Any such capital gain (or capital loss) will be subject to the treatment described below under the heading "Taxation of Capital Gains and Capital Losses". A holder's proceeds of disposition of a Convertible Note will be an amount equal to the fair market value at the time of the exchange of the Common Shares received on the exchange. A holder will be considered to have acquired Common Shares at a cost equal to their fair market value at the time of the exchange. The cost of the Common Shares so acquired will generally be averaged with the adjusted cost base to the holder of any other Common Shares held by the holder at that time as capital property.

Holding and Disposition of Common Shares

Dividends and deemed dividends on Common Shares will be required to be included in a holder's income for purposes of the Tax Act. Such dividends received by a holder that is an individual will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. A holder that is a corporation will be required to include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Generally, a holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of a Common Share equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the holder of such Common Share, and any reasonable costs of disposition. Any such capital gain (or capital loss) will be subject to the treatment described below under the heading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a "Taxable Capital Gain") realized by a holder in a taxation year will be required to be included in the holder's income in the year. One-half of the amount of any capital loss (an "Allowable Capital Loss") realized by a holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or in any subsequent year against net Taxable Capital Gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If a holder of a Class A Share, Class B Share or Common Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Class A Shares, Class B Shares or Common Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A holder that is throughout the year a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of interest. Taxable Capital Gains and dividends received or deemed to be received (other than dividends that are deductible in computing taxable income).

Minimum Tax on Individuals

A capital gain realized, or a dividend received or deemed to be received by a holder that is an individual may give rise to a liability for alternative minimum tax.

Eligibility for Investment

Provided that the Common Shares are listed on a prescribed stock exchange in Canada (which includes the TSX), the Common Shares would, if issued on the date hereof, be qualified invesments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. The Common Shares would not, if issued on the date hereof, be foreign property for the purposes of the Tax Act.

INTEREST OF CERTAIN PERSONS IN THE RECAPITALIZATION

None of the Company's directors or senior officers, or their associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Circular. To the knowledge of the management of the Company, directors and senior officers of the Company own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 11 Class A Shares and approximately 68,252 Class B Shares

Other than in their capacity as Class B Shareholders or optionholders, no director or senior officer is expected to benefit from the Recapitalization.

OTHER MATTERS COMING BEFORE THE MEETINGS

Management knows of no other matters to come before any of the Meetings other than those referred to in the Notices of Meeting. Should any other matters properly come before any of the Meetings, the Securities entitled to vote at such Meeting and represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company which have been filed with the various provincial securities commissions or similar regulatory authorities in each of the provinces of Canada, unless otherwise indicated below, are specifically incorporated by reference and are an integral part of this Circular:

(a) Annual Information Form of the Pool dated November 1, 2004 (the "Annual Information Form"), including Management's Discussion and Analysis for the year ended July 31, 2004 (the "Management's Discussion and Analysis");

(b) Annual Financial Statements of the Pool for the year ended July 31, 2004, including Consolidated balance sheets of the Pool as at July 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings (deficit) and cash flow for the year ended July 31, 2004 and the six month periods ended July 31, 2003 and January 31, 2003 and related notes, together with the auditors' report thereon, contained therein; and

(c) Interim Report of the Pool dated December 14, 2004 including the comparative interim unaudited consolidated financial statements for the three month period ended October 31, 2004 and the management's discussion and analysis in respect of such period (collectively, the "Interim Report").

All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the date of the Meetings shall be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4411). For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Director, Investor Relations and Communications of Saskatchewan Wheat Pool at the above-mentioned address and telephone number.

FORWARD LOOKING STATEMENTS

Certain statements in this Circular and the information incorporated herein are forward looking and reflect Saskatchewan Wheat Pool's expectations regarding future results of operations, financial condition and achievements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under "Risk Factors" in Saskatchewan Wheat Pool's Annual Information Form dated November 1, 2004; weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the company's financial leverage and funding requirements; credit risk;

foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

INFORMATION FOR U.S. SECURITYHOLDERS

The Common Shares to be issued to the Securityholders in connection with the Recapitalization have not been registered under the 1933 Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(9) thereof. The Securities will not be listed for trading on any United States stock exchange, and any offers to resell or resales into the United States of Common Shares received in connection with the Recapitalization or by persons who, immediately prior to or after the Recapitalization were or are "affiliates" of the Company are subject to restrictions under the 1933 Act. Non-affiliates will be subject to resale restrictions under the 1933 Act to the extent that the securities being exchanged by such persons are subject to resale restrictions immediately prior to the Recapitalization. The solicitations of proxies for the Class B Meeting and the Convertible Note Meeting are not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. Securityholders should be aware that such requirements are different from that of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma consolidated capitalization table of the Company and the audited and unaudited historical financial statements of the Company included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of the Company contained herein has been in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in Canadian dollars.

U.S. Tax considerations applicable to U.S. Securityholders have not been included in this Circular. U.S. Securityholders are advised to consult their tax advisors to determine the particular tax consequence to them of the Recapitalization.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction outside the United States, that the experts named in this Circular are residents of countries other than the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States.

THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURANCY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this Circular have been approved by the Board.

SOLICITATION OF PROXIES

Solicitation of proxies by management will be primarily by mail. but may also be in person or by telephone. In addition, the Pool has retained Kingsdale Shareholder Services Inc. to solicit proxies from the Class B Shareholders and Noteholders at an agreed cost of $100,000, plus additional costs relating to telephone calls and out-of-pocket expenses. The cost of solicitation will be borne by the Company.

GLOSSARY OF TERMS

The following is a glossary of certain terms under in this Circular including the Summary and, unless otherwise indicated therein, the Appendices to this Circular:

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in *The Securities Act, 1988* (Saskatchewan);

"**Articles of Continuance**" means the articles of continuance in substantially the form set out in the attached Appendix 3 in respect of the continuance of the Company under the CBCA to be filed with the Director under subsection 187(3) of the CBCA after the Resolutions have been approved and all other conditions to the effectiveness of the Recapitalization have been met;

"**Board**" means the board of directors of the Company;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Regina, Saskatchewan, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depository for Securities or its agent;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 187(4) of the CBCA giving effect to the Continuance;

"**CIBC Mellon**" means CIBC Mellon Trust Company, the trustee of the Convertible Notes;

"**Circular**" means this management information circular and proxy statement of the Company dated February 7, together with all appendices and schedules hereto;

"**Class A Shareholder**" means a registered holder of outstanding Class A Shares;

"**Class A Shares**" means the Class "A" Voting Shares in the capital of the Company;

"**Class B Meeting**" means the annual and special meeting of Class B Shares to be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 9:00 a.m. (Regina time) and any adjournment or postponement thereof;

"**Class B Resolution**" means the special resolution of the Class B Shareholders to approve the Recapitalization, substantially in the form attached as Schedule B to this Circular;

"**Class B Shareholder**" means a registered holder of outstanding Class B Shares or immediately prior to the Effective Date any person who surrenders to the Transfer Agent certificates representing Class B Shares duly endorsed for transfer to such person;

"**Class B Shares**" means the Class "B" Non-Voting Shares in the capital of the Company;

"**Closing**" means the concurrent closing of the transactions contemplated by the Recapitalization;

"**Common Shares**" means common shares in the capital of the Company to be authorized and issued pursuant to and following the Continuance;

"**Computershare**" means Computershare Investor Services Inc., the Company's registrar and transfer agent for the Class B Shares;

"**Continuance**" means the continuance of the Company under the CBCA as contemplated and further described in this Circular;

"**Convertible Note Exchange**" means the exchange of the Convertible Notes for Common Shares as contemplated by the Convertible Note Resolution;

"**Convertible Note Meeting**" means the extraordinary meeting of Convertible Notes to be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 1:30 p.m. (Regina time);

"**Convertible Note Resolution**" means the extraordinary resolution of the Noteholders to approve the exchange of the Convertible Notes for Common Shares immediately following the effectiveness of the Continuance, substantially in the form attached as Schedule C to this Circular;

"**Convertible Notes**" means the 9% Convertible Subordinated Notes due November 30, 2008 issued by the Company;

"**Delegate**" means a delegate of the Company elected by the Class A Shareholders in accordance with the By-laws of the Company and the 1995 Act;

"**Delegate Meeting**" means the extraordinary meeting of Delegates to be held at the Delta Regina, 1919 Saskatchewan Drive, Regina, Saskatchewan on February 21, 2005 at 9:00 a.m. (Regina time) and any adjournment or postponement thereof;

"**Delegate Resolution**" means the extraordinary resolution of the Delegates to approve the Recapitalization, substantially in the form attached as Schedule A to this Circular;

"**Director**" means the Director of corporations duly appointed under the CBCA;

"**Effective Date**" means the date set forth in the Certificate issued by the Director under the provisions of the CBCA giving effect to the continuance of the Company under the CBCA;

"**Effective Time**" means 12:01 a.m. (Regina time) on the Effective Date;

"**Fairness Opinion**" means the fairness opinion of TD Securities dated February 7, 2005 to the Board, a copy of which is attached as Appendix I to this Circular;

"**Farm Leadership Co-operative**" or "**FLC**" means the proposed co-operative to be created by the Company under *The Co-operatives Act* (Saskatchewan) which will be the vehicle by which the Company's farm customers will participate in the governance of the Pool;

"**Formal Valuation**" means the formal valuation of the Convertible Notes dated February 7, 2005 conducted by TD Securities;

"**Holders**" means, collectively, the Class A Shareholders, the Class B Shareholders and the Noteholders;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada) as amended, including the regulations promulgated thereunder;

"**Lock-Up Agreements**" means the lock-up agreements entered into by certain Securityholders, pursuant to which such Securityholders agreed, among other things, to vote in favour of the Recapitalization at the Meetings;

"**Meetings**" means, collectively, the Delegate Meeting, the Class B Meeting and the Convertible Note Meeting and any adjournment or postponement thereof; "**Meeting**" means, as the context requires, the Delegate Meeting, the Class B Meeting or the Convertible Note Meeting, and any adjournment or postponement thereof;

"**Non-Resident**" means (i) a person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership of the purposes of the Tax Act;

"**person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Recapitalization**" means collectively, the Continuance, the Convertible Note Exchange and the other related transactions contemplated by this Circular, not including the Rights Offering;

"**Record Date**" means the close of business on February 17, 2005;

"**Resolutions**" means, collectively, the Delegate Resolution, the Class B Resolution and the Convertible Note Resolution; "**Resolution**" means, as the context requires, the Delegate Resolution, the Class B Resolution or the Convertible Note Resolution;

"**Rights Offering**" means the distribution by the Company to the holders of the Common Shares of record on the Effective Date of certain rights Common Shares by way of final short form prospectus, as further described in the Circular;

"**Securities**" means, collectively, the Class B Shares and the Convertible Notes (but does not include the Class A Shares); and "**Security**" means, as the context requires, a Class B Share or a Convertible Note;

"**Securityholders**" means, collectively, the Class B Shareholders and the Noteholders (but does not include the Class A Shareholders); "**Securityholder**" means, as the context requires, a Class B Shareholder or a Noteholder;

"**Transfer Agent**" means Computershare Investor Services Inc.;

"**TD Securities**" means TD Securities Inc.;

"**Trust Indenture**" means the trust indenture dated March 14, 2003 made between the Company and CIBC Mellon Trust Company as supplemented by the First Supplemental Indenture dated as of March 14, 2003 pursuant to which the Convertible Notes were issued;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America;

"**U.S. Securityholder**" means a Class B Shareholder or Noteholder, as the case may be, who is at the Effective Time located in the United States;

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended; and

"**1995 Act**" means *The Saskatchewan Wheat Pool Act, 1995*, as amended.

AUDITORS' CONSENT

We have read the management information circular of Saskatchewan Wheat Pool (the "Company") dated February 7, 2005 relating to the proposed recapitalization of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2004 and 2003, and the consolidated statements of earning and retained earnings (deficit) and cash flows for the year ended July 31, 2004, the six month period ended July 31, 2003 and the six month period ended January 31, 2003. Our report is dated October 26, 2004.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Regina, Saskatchewan
February 7, 2005

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Mayo Schmidt
Chief Executive Officer

(Signed) Wayne Cheeseman
Chief Financial Officer

February 7, 2005

SCHEDULE A

Form of Delegate Resolution

BE IT RESOLVED, AS AN EXTRAORDINARY RESOLUTION OF THE DELEGATES OF SASKATCHEWAN WHEAT POOL CLASS "A" VOTING SHARES THAT:

1. The application by the Company to the Director, under the *Canada Business Corporations Act* (the "**CBCA**"), for authorization to continue under the CBCA having the name "Saskatchewan Wheat Pool Inc.", and to effect such continuance (the "**Continuance**"), be and is hereby approved;

2. The changing of each of the Company's Class "A" Voting Shares and Class "B" Non-Voting Shares into a single class of shares to be designated "Common Shares", such change to be done on the basis of 3.62 Common Shares in respect of each Class "A" Voting Share not redeemed prior to the Continuance and one Common Share to be issued in respect of each 20 Class "B" Non-Voting Shares outstanding at the time of continuance, all as more particularly described (including without limitation insofar as fractional shares are concerned) in the Company's management information circular dated February 7, 2005 (the "Circular"), be and is hereby approved;

3. The application, pursuant to the CBCA, for a Certificate of Continuance continuing the Company as if it had been incorporated thereunder, including the filing of Articles of Continuance in the form attached as Exhibit 3 to the Circular which will effect changes to the constating documents of the Company to reflect the changes to the Company's authorized capital of the Company described above and to conform the constating documents to the CBCA be and is hereby approved;

4. Holders of the Class "A" Voting Shares and the Class "B" Non-Voting Shares will be deemed for all purposes to be holders of Common Shares of the Company as of the effective time of the continuance and the certificates that represented such shares immediately prior to such effective time will be deemed and will be cancelled and will cease to represent any rights with respect to the Company.

5. It is hereby declared that effective upon the issuance of Articles of Continuance under the CBCA, the provisions of *The Saskatchewan Wheat Pool Act*, 1995, as amended, shall cease to apply to the Company;

6. The petitioning of the Legislature of the Province of Saskatchewan for the repeal of *The Saskatchewan Wheat Pool Act, 1995* be and is hereby approved;

7. The exchange of the Company's convertible subordinated notes due November 30, 2008 ("**Convertible Notes**") into Common Shares effective immediately after the filing of the Articles of Continuance referred to in paragraph 2 above, on the basis of 131.57894737 Common Shares to be issued in exchange for each $1,000 aggregate principal amount of under Convertible Notes be and is hereby approved;

8. The following individuals are hereby approved as the initial directors of the continued Company, who will hold office until the first meeting of Common Shareholders held pursuant to the CBCA:

(a) Terry Baker;
(b) Vic Bruce;
(c) Ryan Anderson;
(d) Leonard Haukeness;
(e) Rick Jensen;
(f) Douglas Kitchen;
(g) Harold Milavsky
(h) Gary Colter
(i) Herb Pinder, Jr.
(j) Dallas Howe
(k) Thomas Birks; and
(l) Mayo Schmidt.

and shall be set forth in the Notice of Directors which accompanies the application for the Certificate of Continuance.

9. To the extent any provisions of the existing by-laws of the Company are inconsistent with these resolutions, such by-laws are are hereby deemed to be amended in order to allow full force and effect to be given to these resolutions.

10. The Company be, and is hereby, authorized and directed to do all such things and acts and to execute and deliver all such agreements, instruments and documents as may be necessary or desirable in order to give effect to and, generally carry out the intent of these resolutions, including without limitation, to execute, deliver and file appropriate Articles of Continuance and a supporting Notice of Directors and Notice of Registered Office (collectively, the "**Continuance Documents**");

11. Any director or officer of the Company (each an "**Authorized Signatory**") be, and is hereby, authorized and directed to execute and deliver, in the name and on behalf of the Company, under seal or otherwise, all agreements, instruments and documents which are the subject of these resolutions, including without limitation, the Continuance Documents, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Signatory in such person's discretion, which approval shall be conclusively evidenced by the execution and the delivery of such agreements, instruments and documents, including, without limitation, the Continuance Documents and, to the extent that any such agreements, instruments and documents were executed prior to the date hereof, the execution thereof by any such Authorized Signatory be, and is hereby, approved, ratified and confirmed;

12. Each Authorized Signatory be, and is hereby, authorized and directed to take all such further actions, to execute and deliver such further agreements, instrument and documents and to do all such other acts and things, in the name and on behalf of the Company, under seal or otherwise, as in such person's opinion may be necessary or desirable to give effect to and, generally, carry out the intent of these resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments and documents and the doing of such other acts and things; and

13. The directors of the Company be and are hereby authorized and empowered not to proceed with the implementation of the transactions and actions approved hereby, without further approval or notice to the Company and its shareholders, if in the opinion of the Board it is no longer in the best interests of the Company to do so.

SCHEDULE B

Form of Class B Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE HOLDERS OF THE COMPANY'S CLASS "B" NON-VOTING SHARES THAT:

1. The application by the Company to the Director, under the *Canada Business Corporations Act* (the "**CBCA**"), for authorization to continue under the CBCA having the name "Saskatchewan Wheat Pool Inc.", and to effect such continuance, be and is hereby approved;

2. The changing of each of the Company's Class "A" Voting Shares and Class "B" Non-Voting Shares into a single class of shares to be designated "Common Shares", such change to be done on the basis of 3.62 Common Shares in respect of each Class "A" Voting Share not redeemed prior to the Continuance and one Common Share to be issued in respect of each 20 Class "B" Non-Voting Shares outstanding at the time of continuance, all as more particularly described (including without limitation insofar as fractional shares are concerned) in the Company's management information circular dated February 7, 2005 (the "Circular"), be and is hereby approved;

3. The application, pursuant to the CBCA, for a Certificate of Continuance continuing the Company as if it had been incorporated thereunder, including the filing of Articles of Continuance in the form attached as Exhibit 3 to the Circular which will effect changes to the constating documents of the Company to reflect the changes to the Company's authorized capital of the Company described above and to conform the constating documents to the CBCA be and is hereby approved;

4. Holders of the Class "A" Voting Shares and the Class "B" Non-Voting Shares will be deemed for all purposes to be holders of Common Shares of the Company as of the effective time of the continuance and the certificates that represented such shares immediately prior to such effective time will be deemed and will be cancelled and will cease to represent any rights with respect to the Company.

5. It is hereby declared that effective upon the issuance of Articles of Continuance under the CBCA, the provisions of *The Saskatchewan Wheat Pool Act, 1995*, as amended, shall cease to apply to the Company;

6. The petitioning of the Legislature of the Province of Saskatchewan for the repeal of *The Saskatchewan Wheat Pool Act, 1995* be and is hereby approved;

7. The exchange of the Company's Convertible Subordinated Notes due November 30, 2008 ("**Convertible Notes**") into Common Shares effective immediately after the filing of the Articles of Continuance referred to in paragraph 2 above, on the basis of 131.57894737 Common Shares to be issued in exchange for each $1,000 aggregate principal amount of the Convertible Notes be and is hereby approved;

8. The following individuals are hereby approved as the initial directors of the continued Company, who will hold office until the first meeting of Common Shareholders held pursuant to the CBCA;

(a) Terry Baker;
(b) Vic Bruce;
(c) Ryan Anderson;
(d) Leonard Haukeness;
(e) Rick Jensen;
(f) Douglas Kitchen;
(g) Harold Milavsky
(h) Gary Colter
(i) Herb Pinder, Jr.
(j) Dallas Howe
(k) Thomas Birks; and
(a) Mayo Schmidt.

and shall be set forth in the Notice of Directors which accompanies the application for the Certificate of Continuance.

9. The Company be, and is hereby, authorized and directed to do all such things and acts and to execute and deliver all such agreements, instruments and documents as may be necessary or desirable in order to give effect to and, generally carry out the intent of these resolutions, including without limitation, to execute, deliver and file appropriate Articles of Continuance and a supporting Notice of Directors and Notice of Registered Office (collectively, the "**Continuance Documents**");

10. Any director or officer of the Company (each an "**Authorized Signatory**") be, and is hereby, authorized and directed to execute and deliver, in the name and on behalf of the Company, under seal or otherwise, all agreements, instruments and documents which are the subject of these resolutions, including without limitation, the Continuance Documents, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Signatory in such person's discretion, which approval shall be conclusively evidenced by the execution and the delivery of such agreements, instruments and documents, including, without limitation, the Continuance Documents and, to the extent that any such agreements, instruments and documents were executed prior to the date hereof, the execution thereof by any such Authorized Signatory be, and is hereby, approved, ratified and confirmed;

11. Each Authorized Signatory be, and is hereby, authorized and directed to take all such further actions, to execute and deliver such further agreements, instrument and documents and to do all such other acts and things, in the name and on behalf of the Company, under seal or otherwise, as in such person's opinion may be necessary or desirable to give effect to and, generally, carry out the intent of these resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments and documents and the doing of such other acts and things; and

12. The directors of the Company be and are hereby authorized and empowered not to proceed with the implementation of the transactions and actions approved hereby, without further approval or notice to the Company and its shareholders, if in the opinion of the Board it is no longer in the best interests of the Company to do so.

SCHEDULE C

Form of Convertible Note Resolution

EXTRAORDINARY RESOLUTION OF THE HOLDERS OF 9% Convertible Subordinated Notes due November 30, 2008 (collectively, the "Convertible Notes")

RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT THE NOTEHOLDERS APPROVE, DIRECT, SANCTION AND AUTHORIZE, THE FOLLOWING:

1. Pursuant to and in accordance with section 8.11(m) of the Trust Indenture dated as of March 14, 2003 between Saskatchewan Wheat Pool and CIBC Mellon Trust Company (the "Trust Indenture"), and with effect immediately upon the continuance (the "Continuance") of Saskatchewan Wheat Pool under the *Canada Business Corporations Act* as described in the Management Information Circular of Saskatchewan Wheat Pool dated as of February 7, 2005, the Convertible Notes (including, without limitation, any and all accrued and unpaid interest and other rights and entitlements associated with, arising from, or relating to the Convertible Notes) are hereby exchanged, and deemed to be exchanged, for common shares ("Common Shares") in the capital of Saskatchewan Wheat Pool Inc. on the basis of 131.57894737 Common Shares (the "Exchanged Shares") for each $1,000 principal amount of Convertible Notes (such exchange of Convertible Notes being referred to as the Convertible Note Exchange"); and

2. CIBC Mellon Trust Company is hereby authorized and directed to cancel and deliver to Saskatchewan Wheat Pool the Convertible Notes (including, without limitation, any and all accrued and unpaid interest and other rights and entitlements associated with, arising from, or relating to the Convertible Notes) in exchange for the Exchanged Shares; and

3. CIBC Mellon Trust Company is hereby authorized and directed to enter into and deliver such releases, discharges, amendments, confirmations, acknowledgements and other documentation and arrangements whatsoever as Saskatchewan Wheat Pool may request to give effect to this Extraordinary Resolution and the terms of the Convertible Note Exchange, including without limitation releases, discharges, amendments, confirmations, acknowledgements and other documentation in relation to the (i) Trust Indenture, (ii) First Supplemental Trust Indenture dated as of March 14, 2003, and (iii) Amended and Restated Security Trust Acknowledgement and Agreement made between the Company and The Canada Trust Company, in each case as they may relate to the Convertible Notes; and

4. All other persons are hereby authorized and directed to enter into such agreements and arrangements as may be requested by Saskatchewan Wheat Pool to give effect to the terms of this Extraordinary Resolution and the Convertible Note Exchange.

RESOLVED FURTHER THAT the foregoing Extraordinary Resolution shall be revoked and of no further force and effect on March 31, 2005 if the Convertible Note Exchange has not occurred and the Common Shares to be issued in connection therewith have not been issued on or before such date.

APPENDIX 1

Fairness Opinion

 **Securities**

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

February 7, 2005

The Board of Directors
Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

To the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Saskatchewan Wheat Pool (the "Pool", or the "Company") has proposed a reorganization of the Pool's capitalization through the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* (the "Continuance") with a single class of common shares (the "Common Shares") and the exchange of the Pool's Convertible Subordinated Notes (the "Convertible Notes") into Common Shares (the "Convertible Note Exchange"). In connection with the Continuance, the existing Class "A" Voting Shares (the "Class A Shares") and Class "B" Non-Voting Shares (the "Class B Shares") of the Pool will be changed into Common Shares. The Continuance, the Convertible Note Exchange and related transactions are collectively referred to as the "Recapitalization".

The following are the major steps and specific terms of the Recapitalization: (i) the changing of the Company's existing Class A Shares into Common Shares on the basis of 3.62 Common Shares for each Class A Share, which would be equivalent to converting a Class A Share based on the $25 par value divided by the February 4, 2005 Class B Share 20-day volume-weighted average trading price of $0.345 followed by a 1-for-20 share consolidation (the "Consolidation Ratio"), subject to the right of holders of Class A Shares (the "Class A Shareholders") to redeem their Class A Shares at any time prior to the date of Continuance, at a redemption price of $25, the par value of the Class A Shares; (ii) the changing of the Company's existing Class B Shares into Common Shares on the basis of one Common Share for every 20 Class B Shares, which would be equivalent to converting Class B Shares on a one-for-one basis followed by a share consolidation at the Consolidation Ratio; (iii) immediately following the Continuance, the exchange of the Convertible Notes into Common Shares at an exchange ratio of 131.57894737 Common Shares for each $1,000 principal of Convertible Notes (the "Consideration"), which would be equivalent to a conversion price of $0.38 per share prior to giving effect to the Consolidation Ratio, compared to a conversion price of approximately $0.449 per share, under the existing terms of the Convertible Notes. The above description is summary in nature. The specific terms and conditions of the Recapitalization are to be described in a management information circular (the "Management Information Circular") which is to be mailed to stakeholders of the Company in connection with the Recapitalization.

In addition to describing the transactions forming a part of the Recapitalization in detail, the Management Information Circular will also discuss the Pool's intention to: (i) raise an aggregate of $150 million by

way of a rights offering (the "Rights Offering") pursuant to which the Company will distribute rights (the "Rights") to the holders of Common Shares to purchase additional Common Shares at a subscription price (the "Subscription Price") to be established shortly after the closing of the Recapitalization. supported by a standby commitment from a syndicate of underwriters to purchase all of the Common Shares not otherwise purchased pursuant to the exercise of the Rights under the Rights Offering at the Subscription Price; and (ii) establish a new co-operative entity (the "Farm Leadership Co-operative") to provide a structure under which. among other things. farmers and producers can maintain, proactively, an ongoing role for farmer representatives in the business of the Pool and put forward candidates for nomination for election to the board of directors (the "Board of Directors") of the Pool. The Recapitalization. Rights Offering. and the establishment of the Farm Leadership Co-operative are collectively referred to as the "Restructuring".

The Board of Directors has retained TD Securities to prepare and deliver to the Board of Directors: (i) a formal valuation (the "Valuation") of the Convertible Notes in accordance with the requirements of Ontario Securities Commission Rule 61-501 and its Companion Policy and Policy Statement No. Q-27 of the Authorité des marchés financiers (collectively. the "Policies"); and (ii) an opinion (the "Fairness Opinion") regarding the fairness of the Consideration to be offered to holders of Convertible Notes in connection with the Convertible Note Exchange to Class A Shareholders and holders of Class B Shares (the "Class B Shareholders" and. collectively with the Class A Shareholders. the "Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE BOARD OF DIRECTORS

TD Securities was engaged by the Board of Directors pursuant to an engagement agreement (the "Engagement Agreement") dated September 8. 2004. On February 7. 2005, at the request of the Board of Directors. TD Securities orally delivered the Fairness Opinion. This Fairness Opinion provides the same opinion. in writing. as of February 7. 2005. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $650,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition. the Company has agreed to indemnify TD Securities. in certain circumstances, against certain expenses. losses. claims. actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Recapitalization or on the conclusions reached in the Valuation or the Fairness Opinion.

Subject to the terms of the Engagement Agreement. TD Securities consents to the inclusion of the Fairness Opinion in the Management Information Circular. with a summary thereof. in a form acceptable to TD Securities. and to the filing thereof by the Company with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance. mergers and acquisitions. equity and fixed income sales and trading. investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities. each of whom is experienced in merger, acquisition. divestiture. valuation and fairness opinion matters. The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the

Investment Dealers Association of Canada (the "Association") but the Association has not been involved in the preparation or review of this Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are used in the Policies) of the Company, the Shareholders, or any of their respective affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Board of Directors, neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Restructuring.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, nor have they acted as lead or co-lead manager on any offering of Class B Shares or other securities of the Company, or had a material financial interest in any transaction involving the Company or any Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Fairness Opinion.

Prior to the Pool's restructuring in March 2003 (the "2003 Restructuring"), The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, had participated in several credit facilities provided to the Company. All securities received by TD Bank pursuant to the 2003 Restructuring have since been sold except for an immaterial amount of Class B Shares representing less than 1% of the outstanding Class B Shares. Neither TD Securities nor TD Bank or any of their respective affiliates is currently a lender to the Pool.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Restructuring, the Company, or other Interested Parties.

Having reviewed all such circumstances, TD Securities believes that it is independent within the meaning of the Policies in the preparation of the Fairness Opinion. The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion or the outcome of the Restructuring and TD Securities has no material financial interest in the completion of the Restructuring. No understandings or agreements exist between TD Securities and the Company or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any Interested Party, and TD Bank may provide banking services to the Company or any Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. February 6, 2005 draft of the Management Information Circular;

2. February 3, 2005 draft of a letter to Class A Shareholders regarding the Recapitalization (the "Member Letter");

3. February 3, 2005 draft of the standby purchase agreement related to the Rights Offering;

4. February 6, 2005 draft of the preliminary short form prospectus (the "Rights Prospectus") relating to the Rights Offering;

5. audited financial statements of the Company as at and for the years ended July 31, 2001, 2002, 2003, and 2004

6. unaudited interim financial statements of the Company as at and for the three month periods ended October 31, 2002, January 31, 2003, April 30, 2003, October 31, 2003, January 31, 2004, April 30, 2004, and October 31, 2004;

7. annual reports of the Company for the years ended July 31, 2001, 2002, 2003, and 2004;

8. quarterly reports of the Company for the three month periods ended October 31, 2002, January 31, 2003, April 30, 2003, October 31, 2003, January 31, 2004, April 30, 2004, and October 31, 2004;

9. annual information forms of the Company for the years ended July 31, 2001, 2002, 2003, and 2004;

10. the management information circular of the Company dated January 9, 2003, regarding the proposed exchange of 7.25% Notes due February 24, 2004 and 6.60% Notes due July 18, 2007 for Senior Subordinated Notes due July 31, 2008, Convertible Notes and Warrants to purchase Class B Shares;

11. unaudited historical and projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of the Company prepared by management of such entities and/or management of the Company for each of the years ending July 31, 2003, through July 31, 2008;

12. discussions with senior management of the Company with respect to the information referred to above and other issues deemed relevant, including the grain handling and marketing and the agricultural products industries, the Company's competitive position and long-term prospects, the Restructuring, and the impact on the Company's prospects whether the Restructuring is completed or not;

13. discussions with the Company's auditors and legal counsel;

14. discussions with members of the Strategic & Business Planning Committee of the Board of Directors of the Company;

15. various research publications prepared by equity research analysts and credit rating agencies regarding the grain industry and public companies deemed relevant;

16. public information relating to the business, operations, financial performance and stock trading history of the Company, and other selected public companies considered relevant;

17. public information with respect to certain other transactions of a comparable nature considered relevant; and

18. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

With the Board of Directors' acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by the Company and its personnel, advisors, or otherwise, including the certificate identified below (collectively, the "Information"). The Fairness Opinion is conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Senior officers of the Company have represented to TD Securities in a certificate dated February 7, 2005, among other things, that to the best of their knowledge, information and belief after due inquiry (i) the Company has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to the Pool or any of its subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) which would reasonably be expected to affect materially the Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph (iv) below, the information and data provided to TD Securities by or on behalf of the Pool in respect of the Pool and its subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) in connection with the Restructuring is or, in the case of historical information and data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was provided; (iii) to the extent that any of the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities by the Pool; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Pool, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, the Pool or any of its subsidiaries made in the preceding 24 months and in the possession or control of the Pool other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to the Pool which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no offers for or proposed transactions involving all or a material part of the properties or assets owned by, or the securities of, the Pool or any of its subsidiaries made in the preceding 24 months which have not been disclosed to TD Securities; (vii) the Pool has complied in all material respects with the letter agreement between TD Securities and the Pool dated September 8, 2004, including the terms and conditions of Schedule A thereto; (viii) there is no plan or proposal by the Pool for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or

otherwise) of the Pool or any of its subsidiaries which has not been disclosed to TD Securities; (ix) the Pool has no knowledge of any material non-public information concerning the securities of the Pool. or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of the Pool and its subsidiaries, considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to TD Securities by the Pool.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Restructuring can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Restructuring are valid and effective, the Member Letter and the Management Information Circular will be distributed to the holders of Class A Shares, Class B Shares and Convertible Notes as applicable in accordance with the applicable laws, and the disclosure in the Member Letter and the Management Information Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, the Company or its affiliates. Among other things, TD Securities has assumed the accuracy and fair representation of and relied upon the audited financial statements of the Pool. All financial figures in this Fairness Opinion are in Canadian dollars unless otherwise stated.

The Fairness Opinion has been provided for the use of the Board of Directors and is not intended to be, and does not constitute, a recommendation that any holders of Convertible Notes or Class B Shares vote in favour of the Recapitalization. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Board of Directors without the express prior written consent of TD Securities. The Fairness Opinion does not address the relative merits of the Restructuring as compared to other transactions or business strategies that might be available to the Pool, nor does it address the underlying business decision of the Company to propose the Restructuring. In considering fairness, from a financial point of view, TD Securities considered the Restructuring from the perspective of Class A Shareholders or Class B Shareholders generally and did not consider the specific circumstances of any particular Shareholder. In addition, TD Securities did not consider the relative impact of the Restructuring on holders of Class A Shares, Class B Shares, and Convertible Notes. TD Securities has not been asked to provide an opinion regarding the fairness, from a financial point of view, of the Redemption Alternative (as defined below) or the Common Shares Alternative (as defined below) and the Fairness Opinion should not be construed as such. In addition, the Fairness Opinion is not intended to be and does not constitute a recommendation that any Class A Shareholders utilize the Redemption Alternative or the Common Shares Alternative. The Fairness Opinion is rendered as of February 7, 2005, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Fairness Opinion after such date. In preparing the Fairness Opinion TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Convertible Notes or other securities of the Company, or any business combination or other extraordinary transaction involving the Company, nor did TD Securities negotiate with any party in connection with any such transaction involving the Company.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

APPROACH TO FAIRNESS

In assessing fairness, from a financial point of view, TD Securities considered, among other things, whether the benefits of implementing the Restructuring would provide sufficient compensation to the Shareholders for the dilution caused by the Convertible Note Exchange. One quantitative measure of this test is to consider whether the value of cash and/or securities received by Shareholders pursuant to the Restructuring is greater than the value of the Class A Shares and Class B Shares they currently hold. TD Securities considered utilizing the net asset value ("NAV") analysis of the Convertible Notes and the NAV analysis of the Consideration determined in the Valuation to consider whether this test was met and concluded that such an approach would not be appropriate in the circumstances. As described in the Valuation, the NAV analysis of the Consideration reflects only the impact of the Recapitalization and not the additional steps involved in the Restructuring. In addition, the values determined in the NAV analyses in the Valuation represent en bloc values, that is, values that an acquiror of the Company would be expected to pay in an open auction of the Company consistent with the determination of fair market value required by the Policies. Individual Shareholders are not in a position to immediately realize such en bloc values for their Class A Shares and Class B Shares. Given that the Fairness Opinion is being rendered in the context of a restructuring and not a change in control of the Company, TD Securities concluded that it would be more appropriate to consider a comparison of the values before and after the Restructuring based on values that an individual Shareholder could immediately realize, taking into account the impact of all of the steps in the Restructuring.

Fairness from a Class A Shareholder Perspective

Class A Shares are not transferable, so Class A Shareholders who want to monetize the value of these shares today can only redeem them at $25 per share. In connection with the Recapitalization, Class A Shareholders will receive the Member Letter from the Pool giving them the opportunity to instruct the Pool to redeem their Class A Shares for $25 in cash per share if the Recapitalization is approved (the "Redemption Alternative"). A Class A Shareholder who does not utilize the Redemption Alternative will have his, her or its Class A Share changed into 3.62 Common Shares (the "Common Shares Alternative") upon implementation of the Recapitalization. Because of market price fluctuations, transactional expenses associated with the sale of Common Shares and/or Rights ("Transaction Costs"), and the treatment of fractional Common Shares and/or Rights to acquire fractional Common Shares (as described in the Management Information Circular and the Rights Prospectus), there can be no assurance that Class A Shareholders who receive the Common Shares Alternative by choice or by failing to respond to the Member Letter will ultimately receive at least $25 of cash proceeds upon monetizing all Common Shares and Rights received. However, Class A Shareholders who are concerned about the financial value of their Class A Shares will have the opportunity to ensure they receive $25 per Class A Share in cash by utilizing the Redemption Alternative.

Fairness from a Class B Shareholder Perspective

Class B Shares are listed for trading on the Toronto Stock Exchange (the "TSX"). In considering fairness from a Class B Shareholder perspective, TD Securities believes that it is appropriate to consider the anticipated settled trading value of the Common Shares after completion of the Restructuring compared to the current trading value of the Class B Shares adjusted for the Consolidation Ratio and the impact of the

Rights Offering. The anticipated settled trading value of a Common Share excludes the effect of changes in securities markets, interest rates, exchange rates, and economic and general business and financial conditions which generally influence the price of securities. The Restructuring is expected to provide the Pool with a number of qualitative benefits that would be expected to influence the anticipated settled trading value of a Common Share, including, but not limited to, the following: (i) reduced financial leverage and corresponding reduction in risk of financial breach or default; (ii) the ability to further access equity markets when appropriate; (iii) a more traditional corporate shareholder voting structure while preserving a mechanism for producer input through the Farm Leadership Co-operative; and (iv) greater potential to realize a premium upon a change in control of the Company. TD Securities considered the potential impact that the benefits of the Restructuring would be expected to have on the Pool's settled trading multiples, and taking into account sensitivity analysis on the variables used in the analysis, concluded that it was reasonable to expect that the anticipated settled trading value of the Common Shares would be at least equal to the current trading value of the Class B Shares adjusted for the Consolidation Ratio and the impact of the Rights Offering.

IMPACT ON SMALL SHAREHOLDERS

TD Securities considered the impact of the Restructuring on Shareholders who receive a small number of Common Shares and Rights pursuant to the Restructuring (a "Small Shareholder"), such as a Class A Shareholder who does not hold any Class B Shares and does not utilize the Redemption Alternative, or a Class B Shareholder who currently holds less than a board lot (i.e. 100 Class B Shares). Such Shareholders may be negatively impacted by Transaction Costs and the treatment of fractional Common Shares and/or Rights. TD Securities believes that these factors should be considered by Class A Shareholders in deciding whether or not to utilize the Redemption Alternative.

A Small Shareholder seeking to sell his Common Shares or Rights may find that the associated Transaction Costs are significant relative to the value of the securities held. The impact of Transaction Costs is particularly relevant to Class A Shareholders who would not incur any such costs upon monetizing their Class A Shares prior to the Restructuring through the redemption feature of the Class A Shares. If the Restructuring is completed, the Company intends to establish, subject to regulatory approval, a small shareholder program (the "Small Shareholder Program") to assist registered Small Shareholders with either selling all of their Common Shares or raising their total holdings to 100 Common Shares without paying Transaction Costs. If implemented, the Small Shareholder Program would remain open for a 90 day period and there can be no assurance that a similar program would be offered in the future.

As described in the Management Information Circular, former Class A Shareholders and Class B Shareholders will not be issued fractional Common Shares pursuant to the Recapitalization. Fractional Common Shares will be gathered up by the Company's registrar and transfer agent and sold on the TSX with the proceeds distributed pro rata to the Shareholders who would otherwise receive the fractional Common Shares. There can be no assurance that any particular price will be received as a result of this procedure, and for a Small Shareholder the percentage of such Shareholder's total holdings represented by fractional Common Shares may be significant.

The Subscription Price and the number of Rights to be issued for each Common Share held on the record date for the Rights Offering have not yet been determined. If the Subscription Price is set at a significant discount to the market trading price of the Common Shares, a holder of Common Shares who does not either sell or exercise the holder's Rights would be expected to realize a significant reduction in the trading value of his, her or its holdings. As discussed above, a Small Shareholder may find that the Transaction Costs associated with selling the holder's Rights are prohibitively expensive. If a Small Shareholder elects to exercise Rights, the Small Shareholder may still realize a meaningful diminution in

value if the Rights he, she or it is unable to exercise for fractional Common Shares are significant relative to the total number of Rights received.

TD Securities did not consider the foregoing Small Shareholder considerations in arriving at its conclusion regarding the fairness, from a financial point of view, of the Consideration to be offered to holders of Convertible Notes in connection with the Convertible Note Exchange to the Class A Shareholders and Class B Shareholders of the Pool.

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of February 7, 2005, the Consideration to be offered to holders of Convertible Notes in connection with the Convertible Note Exchange is fair, from a financial point of view, to the Class A Shareholders and Class B Shareholders of the Pool.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

APPENDIX 2

Form of Articles of Continuance

INDUSTRY CANADA

CANADA BUSINESS CORPORATIONS ACT

FORM 11

ARTICLES OF CONTINUANCE
(SECTION 187)

1 – Name of Corporation

Saskatchewan Wheat Pool Inc.

2 – The province or territory in Canada where the registered office to be situated

Saskatchewan

3 – The classes and the maximum number of shares that the corporation is authorized to issue

A single class of an unlimited number of common shares which shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions more particularly described in the attached Schedule "A".

4 – Restrictions, if any, on share transfers

Nil

5 – Number (or minimum and maximum number) of directors

A minimum of 5 and a maximum of 15 directors

6 – Restrictions, if any, on business the corporation may carry on

Nil

7 – (1) If change of name effected, previous name

Saskatchewan Wheat Pool

(2) Details of incorporation

The Corporation was incorporated on March 25, 1924 pursuant to a private act of the Saskatchewan legislature entitled *An Act to incorporate Saskatchewan Co-operative Wheat Producers Limited* (the "Original Act"). Several amendments and consolidations occurred following the enactment of the Original Act, ultimately resulting in a share capital reorganization in 1996 which was authorized under *The Saskatchewan Wheat Pool Amendment Act, 1995*. Immediately following the reorganization in 1996, the Corporation was "continued" under another private act of the Saskatchewan Legislature, entitled *The Saskatchewan Wheat Pool Act, 1995*.

The Corporation now submits this Form 11 for continuance under the *Canada Business Corporations Act*. pursuant to subsection 3(2) of *The Saskatchewan Wheat Pool Act, 1995*.

8 – Other provisions, if any

Please see the attached Schedule "B"

Date ◆, 2005	Signature	Capacity of Chief Executive Officer
For Departmental Use Only Corporation No.	Printed Name Mayo Schmidt	

SCHEDULE "A" TO THE ARTICLES OF CONTINUANCE OF

SASKATCHEWAN WHEAT POOL INC.

The Common Shares shall, as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

1. Voting Rights

The holders of the Common Shares shall be entitled to receive notice of, to attend and to cast one vote per Common Share held at all meetings of shareholders of the Corporation except meetings at which only holders of some other specified class or series are, at law or pursuant to the articles of the Corporation, entitled to vote.

2. Dividends

The holders of the Common Shares shall be entitled to receive any dividends declared by the board of directors on the Common Shares.

3. Liquidation

The holders of the Common Shares shall be entitled to receive, equally on a share-for-share basis, the remaining assets of the Corporation in the event of liquidation, dissolution, or winding-up of the Corporation or other distribution of assets and property of the Corporation among its shareholders for the purpose of winding-up its affairs.

SCHEDULE "B" TO THE
ARTICLES OF CONTINUANCE OF

SASKATCHEWAN WHEAT POOL INC.

8 – Other provisions, if any:

(a) Effective as of the date of these Articles of Continuance (the "Effective Date"), *The Saskatchewan Wheat Pool Act, 1995* will cease to apply to the corporation.

(b) On the Effective Date, all of the Class "A" Voting Shares and Class "B" Non-Voting Shares of the Corporation which were issued and outstanding immediately prior to the filing of these Articles of Continuance shall be changed into common shares in the capital of the Corporation on the basis of 3.62 common shares in respect of each Class "A" Voting Share and one common share in respect of every twenty Class "B" Non-Voting Shares.

(c) On the Effective Date, the certificates that represented Class "A" Voting Shares and Class "B" Non-Voting Shares of the Corporation immediately prior to the Effective Date will be deemed for all purposes to have been cancelled by the Corporation and will cease to represent any rights with respect to the Corporation.

(d) The Corporation shall maintain its head office at the City of Regina, in the Province of Saskatchewan, or at any other place in Saskatchewan that the directors of the Corporation may determine.

(e) The Corporation has a lien on a share registered in the name of a shareholder or the shareholder's legal representative for any debt of that shareholder to the Corporation.

(f) Subject to the *Canada Business Corporations Act*, the board of directors may, between annual general meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders of the Corporation.

Any questions and requests for assistance may be directed to the
Information and Proxy Solicitation Agent at the telephone number and location set out below:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-749-5464
Toll Free Facsimile: 1-866-545-5580
Facsimile: 416-867-2271


POOL
Saskatchewan Wheat Pool

FORM OF PROXY

Special Meeting of Class "B" Non-Voting Shareholders of Saskatchewan Wheat Pool

This proxy is solicited by management of Saskatchewan Wheat Pool (the "Company") for use at the Annual and Special Meeting of the holders of the Class B Shares of the Company to be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 9:00 a.m. (Regina time), and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

The undersigned holder of Class "B" Non-Voting Shares ("Class B Shares") of the Company hereby appoints Terry Baker, Chairman and President of the Board of Directors of the Company, or, failing him, Douglas Kitchen, Lead Director and Vice-Chair of the Board of the Directors of the Company OR instead of either of the foregoing ______________________________, (print the name of the person you are appointing as your proxyholder if this person is other than Terry Baker or Douglas Kitchen), as my proxy with full power of substitution, to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) at his or her discretion on all other matters that may properly come before the Meeting.

(1) CONTINUANCE OF THE COMPANY, FILING OF ARTICLES OF CONTINUANCE, REPEAL OF SASKATCHEWAN WHEAT POOL ACT, 1995, APPOINTMENT OF INITIAL SLATE OF DIRECTORS AND EXCHANGE OF CONVERTIBLE SUBORDINATED NOTES AND RELATED MATTERS

The Board of Directors recommends a vote FOR the passage of the special resolution (the "Resolution") set forth in Schedule B to the Management Information Circular of the Company to authorize the continuance of the Company under the Canada Business Corporations Act, the petitioning of the Saskatchewan Legislature to repeal The Saskatchewan Wheat Pool Act, 1995, the appointment of the initial slate of directors of the Company upon continuance, the exchange of the Company's Convertible Subordinated Notes into Common Shares and other related matters.

FOR ☐ AGAINST ☐ THE RESOLUTION

(2) TO CONSIDER AND TAKE ACTION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS THEREOF.

FOR ☐ AGAINST ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.

If the officers named in this proxy are appointed by the undersigned and no direction is made, such officers will vote and vote for proposal 1. If a person other than the officers named is appointed and no direction is made, such person may vote such shares at his/her discretion. If any amendment or variation to the matters identified above are proposed at the Meeting, discretionary authority is hereby conferred with respect thereto. Management is not aware of any other matter to come before the Meeting not disclosed above.

AUTHORIZED SIGNATURE(S) - SIGN HERE

THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this form of proxy will be voted as recommended by Management.

____
Signature of Shareholder / Authorized Officer

____
Name of Shareholder (Please PRINT clearly)

Dated this__________day of______________, 2005.


1234567890

NOTES OF PROXY

1. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a shareholder, to attend and act on your behalf at the Annual and Special Meeting of the Class "B" Non-Voting shares of Saskatchewan Wheat Pool. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). The shares represented by this form of proxy may be voted in the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting.
2. If the Class "B" Non-Voting shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.
3. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, ON, L5R 4G5, by 4:00 p.m. E.D.T., on Tuesday, March 22, 2005 or by delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.
4. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your 12 digit number located below on this form. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you plan to attend the meeting or designate another person to attend on your behalf.

   To vote via the Internet, go to www.proxyvotecanada.com and follow the simple instructions.

   You may send your completed and signed proxy by facsimile to 905-507-7793 or 514-281-8911.
5. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.
6. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.
7. Proxy will be voted as directed.

12345R E:C 00

SASKATCHEWAN WHEAT POOL
ATTN: MR. JOHN SAMPLE
123 FINANCE STREET
SUITE 1234
ANYCITY PR A1A 1A1

1234567890

Name: SASKATCHEWAN WHEAT POOL
Desc: SASKATCHEWAN WHEAT POOL
Acct: 00ABCDDD000D00A CUSIP: 12345A123
Lang: E:C 12345A
FINS: T123 123456
CONTROL NUMBER: 1234 5678 9000


POOL
Saskatchewan Wheat Pool

FORM OF PROXY

Extraordinary Meeting of Holders of Convertible Subordinated Notes of Saskatchewan Wheat Pool

This proxy is solicited by management of Saskatchewan Wheat Pool (the "Company") for use at the Extraordinary Meeting of the holders of the Convertible Subordinated Notes due November 30, 2008 (**"Convertible Notes"**) of the Company to be held at the Queensbury Centre, Salon 2 & 3, Regina Exhibition Park, Regina, Saskatchewan on March 23, 2005 at 1:30 p.m. (Regina time), and at any adjournments thereof (the **"Meeting"**), in the same manner, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

The undersigned holder of Convertible Notes hereby appoints Terry Baker, Chairman and President of the Board of Directors of the Company, or, failing him, Douglas Kitchen, Lead Director and Vice-Chair of the Board of the Directors of the Company OR instead of either of the foregoing ____________________, [print the name of the person you are appointing as your proxyholder if this person is other than Terry Baker or Douglas Kitchen], as my proxy with full power of substitution, to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) at his or her discretion on all other matters that may properly come before the Meeting.

(1) EXCHANGE OF CONVERTIBLE SUBORDINATED NOTES AND RELATED MATTERS

The Board of Directors recommends a vote FOR the passage of the extraordinary resolution (the "Resolution") set forth in Schedule C to the Management Information Circular of the Company to approve, direct, sanction and authorize the exchange of the Convertible Notes into Common Shares and other related matters.

FOR ☐ AGAINST ☐ THE RESOLUTION

(2) TO CONSIDER AND TAKE ACTION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS THEREOF.

FOR ☐ AGAINST ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned noteholder.

If the officers named in this proxy are appointed by the undersigned and no direction is made, such officers will vote and vote for proposal 1. If a person other than the officers named is appointed and no direction is made, such person may vote such notes at his/her discretion. If any amendment or variation to the matters identified above are proposed at the Meeting, discretionary authority is hereby conferred with respect thereto. Management is not aware of any other matter to come before the Meeting not disclosed above.

AUTHORIZED SIGNATURE(S) - SIGN HERE

THIS SECTION <u>MUST</u> BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this form of proxy will be voted as recommended by Management.

____

Signature of Noteholder / Authorized Officer

____

Name of Noteholder (Please PRINT clearly)

Dated this__________day of__________, 2005.


1234567890

NOTES OF PROXY

1. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a holder of the convertible notes, to attend and act on your behalf at the Extraordinary Meeting of the holders of the Subordinated Convertible Notes of Saskatchewan Wheat Pool. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). The convertible notes represented by this form of proxy may be voted in the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting.
2. If the convertible notes are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.
3. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, ON, L5R 4G5, by 4:00 p.m. E.D.T., on Tuesday, March 22, 2005 or by delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.
4. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your 12 digit number located below on this form. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you plan to attend the meeting or designate another person to attend on your behalf.

   To vote via the Internet, go to www.proxyvotecanada.com and follow the simple instructions.

   You may send your completed and signed proxy by facsimile to 905-507-7793 or 514-281-8911.
5. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.
6. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.
7. Proxy will be voted as directed.

12345R E:C 00

SASKATCHEWAN WHEAT POOL
ATTN: MR. JOHN SAMPLE
123 FINANCE STREET
SUITE 1234
ANYCITY PR A1A 1A1

1234567890

Name: SASKATCHEWAN WHEAT POOL
Desc: SASKATCHEWAN WHEAT POOL
Acct: 00ABCD0000000A CUSIP: 12345A123
Lang: E:C 12345A
FINS: T123 123456
CONTROL NUMBER: 1234 5678 9000

 **Securities**

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

February 7, 2005

The Board of Directors
Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

To the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Saskatchewan Wheat Pool (the "Pool", or the "Company") has proposed a reorganization of the Pool's capitalization through the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* (the "Continuance") with a single class of common shares (the "Common Shares") and the exchange of the Pool's Convertible Subordinated Notes (the "Convertible Notes") into Common Shares of the Pool (the "Convertible Note Exchange"). In connection with the Continuance, the existing Class "A" Voting Shares (the "Class A Shares") and Class "B" Non-Voting Shares (the "Class B Shares") of the Pool will be changed into Common Shares. The Continuance, the Convertible Note Exchange and related transactions are collectively referred to as the "Recapitalization".

The following are the major steps and specific terms of the Recapitalization: (i) the changing of the Company's existing Class A Shares into Common Shares on the basis of 3.62 Common Shares for each Class A Share, which would be equivalent to converting a Class A Share based on the $25 par value divided by the February 4, 2005 Class B Share 20-day volume-weighted average trading price of $0.345 followed by a 1-for-20 share consolidation (the "Consolidation Ratio"), subject to the right of holders of Class A Shares (the "Class A Shareholders") to redeem their Class A Shares at any time prior to the date of Continuance, at a redemption price of $25, the par value of the Class A Shares; (ii) the changing of the Company's existing Class B Shares into Common Shares on the basis of one Common Share for every 20 Class B Shares, which would be equivalent to converting Class B Shares on a one-for-one basis followed by a share consolidation at the Consolidation Ratio; (iii) immediately following the Continuance, the exchange of the Convertible Notes into Common Shares at an exchange ratio of 131.57894737 Common Shares for each $1,000 principal of Convertible Notes (the "Consideration"), which would be equivalent to a conversion price of $0.38 per share prior to giving effect to the Consolidation Ratio, compared to a conversion price of approximately $0.449 per share, under the existing terms of the Convertible Notes. The above description is summary in nature. The specific terms and conditions of the Recapitalization are to be described in a management information circular (the "Management Information Circular") which is to be mailed to stakeholders of the Company in connection with the Recapitalization.

The board of directors of the Pool (the "Board of Directors") has retained TD Securities to prepare and deliver to the Board of Directors: (i) a formal valuation (the "Valuation") of the Convertible Notes in accordance with the requirements of Ontario Securities Commission Rule 61-501 and its Companion Policy and Policy Statement No. Q-27 of the Autorité des marchés financiers (collectively, the "Policies"); and (ii) an opinion (the "Fairness Opinion") regarding the fairness of the Consideration to be offered to holders of Convertible Notes in connection with the Convertible Note Exchange to Class A

Shareholders and holders of Class B Shares (the "Class B Shareholders" and, collectively with the Class A Shareholders, the "Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE BOARD OF DIRECTORS

TD Securities was engaged by the Board of Directors pursuant to an engagement agreement (the "Engagement Agreement") dated September 8, 2004. On February 7, 2005, at the request of the Board of Directors, TD Securities orally delivered the Valuation. This Valuation provides the same opinion, in writing, as of February 7, 2005. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $650,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Recapitalization and related transactions described in the Management Information Circular or on the conclusions reached in the Valuation or the Fairness Opinion.

Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuation in the Management Information Circular, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by the Company with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Valuation is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are used in the Policies) of the Company, the Shareholders, or any of their respective affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Board of Directors, neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Recapitalization and related transactions described in the Management Information Circular.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, nor have they acted as lead or co-lead manager on any offering of Class B Shares or other securities of the Company, or had a material financial interest in any transaction involving the Company or any Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Valuation.

Prior to the Pool's restructuring in March 2003 (the "2003 Restructuring"), The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, had participated in several credit facilities provided to the Company. All securities received by TD Bank pursuant to the 2003 Restructuring have since been sold except for an immaterial amount of Class B Shares representing less than 1% of the outstanding

Class B Shares. Neither TD Securities nor TD Bank or any of their respective affiliates is currently a lender to the Pool.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Recapitalization and related transactions described in the Management Information Circular, the Company, or other Interested Parties.

Having reviewed all such circumstances, TD Securities believes that it is independent within the meaning of the Policies in the preparation of the Valuation. The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion or the outcome of the Recapitalization and related transactions described in the Management Information Circular, and TD Securities has no material financial interest in the completion of the Recapitalization and related transactions described in the Management Information Circular. No understandings or agreements exist between TD Securities and the Company or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any Interested Party, and TD Bank may provide banking services to the Company or any Interested Party.

SCOPE OF REVIEW

In connection with the Valuation, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. February 6, 2005 draft of the Management Information Circular;
2. February 3, 2005 draft of a letter to Class A Shareholders regarding the Recapitalization (the "Member Letter");
3. audited financial statements of the Company as at and for the years ended July 31, 2001, 2002, 2003, and 2004
4. unaudited interim financial statements of the Company as at and for the three month periods ended October 31, 2002, January 31, 2003, April 30, 2003, October 31, 2003, January 31, 2004, April 30, 2004, and October 31, 2004;
5. annual reports of the Company for the years ended July 31, 2001, 2002, 2003, and 2004;
6. quarterly reports of the Company for the three month periods ended October 31, 2002, January 31, 2003, April 30, 2003, October 31, 2003, January 31, 2004, April 30, 2004, and October 31, 2004;
7. annual information forms of the Company for the years ended July 31, 2001, 2002, 2003, and 2004;

8. the management information circular of the Company dated January 9, 2003, regarding the proposed exchange of 7.25% Notes due February 24, 2004 and 6.60% Notes due July 18, 2007 for Senior Subordinated Notes due July 31, 2008, Convertible Notes and Warrants to purchase Class B Shares;

9. unaudited historical and projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of the Company prepared by management of such entities and/or management of the Company for each of the years ending July 31, 2003, through July 31, 2008;

10. discussions with senior management of the Company with respect to the information referred to above and other issues deemed relevant, including the grain handling and marketing and the agricultural products industries, the Company's competitive position and long-term prospects, the Recapitalization and related transactions described in the Management Information Circular, and the impact on the Company's prospects whether the Recapitalization and such transactions are completed or not;

11. discussions with the Company's auditors and legal counsel;

12. discussions with members of the Strategic & Business Planning Committee (the "Committee") of the Board of Directors of the Company;

13. various research publications prepared by equity research analysts and credit rating agencies regarding the grain industry and public companies deemed relevant;

14. public information relating to the business, operations, financial performance and stock trading history of the Company, and other selected public companies considered relevant;

15. public information with respect to certain other transactions of a comparable nature considered relevant; and

16. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

The Valuation has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA") but the IDA has not been involved in the preparation or review of this Valuation. In a direction to TD Securities dated February 7, 2005, as contemplated by IDA bylaw 29.22, the Committee concluded that the perceived detriment to the Pool of the disclosure of certain sensitive information (the "Sensitive Information") outweighs the benefit of disclosure of the Sensitive Information to the readers of the Valuation and directed TD Securities not to disclose the Sensitive Information. Accordingly, TD Securities has complied with the direction of the Committee.

PRIOR VALUATIONS

The Company has represented to TD Securities that there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, the Pool or any of its subsidiaries made in the preceding 24 months and in the possession or

control of the Pool other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to the Company which it does not have within its possession or control, notice of which has not been given to TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

With the Board of Directors' acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by the Company and its personnel, advisors, or otherwise, including the certificate identified below (collectively, the "Information"). The Valuation is conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Senior officers of the Company have represented to TD Securities in a certificate dated February 7, 2005, among other things, that to the best of their knowledge, information and belief after due inquiry (i) the Company has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to the Pool or any of its subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) which would reasonably be expected to affect materially the Valuation to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph (iv) below, the information and data provided to TD Securities by or on behalf of the Pool in respect of the Pool and its subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) in connection with the Recapitalization and related transactions described in the Management Information Circular is or, in the case of historical information and data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was provided; (iii) to the extent that any of the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities by the Pool; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Pool, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, the Pool or any of its subsidiaries made in the preceding 24 months and in the possession or control of the Pool other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to the Pool which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no offers for or proposed transactions involving all or a material part of the properties or assets owned by, or the securities of, the Pool or any of its subsidiaries made in the preceding 24 months which have not been disclosed to TD Securities; (vii) the Pool has complied in all material respects with the letter agreement between TD Securities and the Pool dated September 8, 2004, including the terms and conditions of Schedule A thereto; (viii) there is no plan or proposal by the Pool for any material change (as defined in the *Securities Act* (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of the Pool or any of its subsidiaries which has not been disclosed to TD Securities; (ix) the Pool has no knowledge of any material non-public

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	02/10/05
Re:	Exemption No: 82-5037	**Pages:**	155

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

There are 156 pages to this fax. I will fax it to you in three parts using the same fax cover. There are 9 separate documents, so to make it easier, I will note the page numbers that I'm sending to you on this fax cover sheet.

Thank you.

Pages 1-50

Pages 51-100

Pages 101-156

Grain Handling and Marketing

The Pool's grain handling and marketing business consists primarily of two components: (i) a western Canadian network of 43 high-throughput grain handling facilities and seven specialty crop cleaning and handling facilities with a total storage capacity of approximately 1.2 million metric tonnes; and (ii) wholly-owned port terminals in Vancouver, B.C. and Thunder Bay, Ontario, and a 24% ownership interest in a port terminal affiliate, Prince Rupert Grain Ltd., located in Prince Rupert, B.C., with a total storage capacity of approximately 0.8 million metric tonnes.

In Canada, the Canadian Wheat Board acts as the central selling agency for the export of wheat and barley and for the sale of domestic wheat and barley for human consumption (the "Board Grains"). Non-Board Grains ("Non-Board Grains") include canola, flax, mustard, peas, canary seed, oats, rye and feed wheat. The Pool's main revenues are volume driven and are derived from tariffs charged to producers for elevation and cleaning of Board Grains and for sales of Non-Board Grains. In fiscal 2004, the volume of grain handled by the Pool was approximately 64% Board Grains and 36% Non-Board Grains, compared to 54% and 46% respectively for the previous year. Grain processing, handling, storage fees and services, as well as the sale of by-products are other revenue sources for the Company.

Grain shipments from the Company's primary elevator system were 6.4 million tonnes in 2004, compared to 4.8 million tonnes in 2003. Volumes for the Company's port terminals, including its proportionate interest in grain handled by Prince Rupert Grain Ltd., were 4.5 million tonnes in 2004 compared to 2.4 million tonnes in 2003.

The Pool conducts a portion of its Grain Handling and Marketing Business through strategic alliances such as a marketing agreement with Alfred C. Toefper (Canada), which allows access to new markets, such as China and India offering considerable growth potential. The Company also has an agreement with a large Japanese trading company, which has strong relationships with key oilseed processors in Japan.

Prior to July 2001, the Pool completed its renewal strategy for its primary elevator network and the consolidation of its elevator network in Saskatchewan. The primary benefit of the strategy is the ability to manage the Company's network as an integrated pipeline. Integrated pipeline management focuses on destination marketing and margin enhancement by having the end-use customer demand drive the supply. This is facilitated through the establishment of direct links, strategic alliances and supply agreements with end-use customers. Included in this strategy is the ability to high-speed load and unload railcars, which maximizes multi-car incentives from the railway companies and minimizes transportation and shipping costs. There is also an increase in capacity to store and blend grains in all the high-throughput facilities as well as an increase in drying and cleaning capabilities in 24 facilities.

Agri-Products

The Pool's agri-products segment includes its retail ("Pool Retail") and fertilizer operations ("Fertilizer Operations").

Pool Retail

Pool Retail sells seed, fertilizers, crop protection products, and agricultural equipment to producers through a network of farm service centers, retail service outlets located at grain handling facilities, anhydrous ammonia facilities and liquid and dry bulk fertilizer blending operations. Of the 100 retail outlets, five are located in Alberta, five in Manitoba and 90 in Saskatchewan. The Pool has a strategic alliance with Farm Credit Canada, a crown corporation which provides funding for producers to purchase

Pool Retail products. This program allows the Pool to reduce its working capital requirements; however, the Pool remains primarily responsible for customer defaults.

Seed Products
The western Canadian seed market is approximately $379 million annually. The seed industry consists of seed development, production, processing and treating, distribution and retailing. The Pool participates in all of these segments. Specifically, the Company adds value by identifying solutions to agronomic and grain quality problems that can be delivered either in or on seed. The Company has developed partnerships with other technology suppliers and plant breeding organizations. The Pool sells numerous proprietary and non-proprietary seed varieties. Canola is the largest single seed variety sold representing 40% to 50% of the annual market with wheat and barley the next most significant products at 10% to 15% each. In fiscal 2004, 69% of Pool Retail seed sales were proprietary varieties.

Crop Protection Products
The western Canadian market for crop protection products is comprised of four areas: herbicides, insecticides, fungicides and seed treatments. On an annual basis, sales of these products total approximately $1.09 billion. Although the Company participates in the manufacturing of these products, the main focus is distribution and retail. The Company's warehouses comply with the Agri-Chemical Warehouse Standards Protocol and the Company is considered an industry leader in the anhydrous ammonia business having set the standard for compliance with the newly legislated CEPA 200 regulations.

Fertilizer Products
Pool Retail sells a full range of fertilizer products primarily sourced through the Company's Fertilizer Operations as described below.

Agricultural Equipment
Agricultural equipment sold by the Pool includes augers, grain storage bins and fertilizer bins. These sales are facilitated through an "order to sale" program.

Fertilizer Operations

The Western Canadian fertilizer market is $1.41 billion annually. The Pool participates in this market through its Fertilizer Operations which are comprised of its 43% ownership position in Western Co-operative Fertilizers Limited ("WCFL") which in turn has a 34% ownership position in Canadian Fertilizer Limited ("CFL"), a fertilizer manufacturer. As a full service retailer with an ownership position in WCFL and, therefore CFL, the Pool is involved at each level of the value chain. WCFL is the primary supply source for all fertilizer sold by the Company. The Company's share of annual earnings from WCFL is based partially on its 43% ownership and partially on the volume of business the Company conducts with WCFL in that year. The Company's share of tonnes sold at WCFL was 528,000 during fiscal 2004 compared to 486,000 tonnes for fiscal 2003.

Agri-Food Processing

The Pool's agri-food processing segment includes Can-Oat Milling Products Inc. ("Can-Oat") and Prairie Malt Limited ("Prairie Malt").

Can-Oat

Can-Oat is a wholly-owned subsidiary of the Company that processes a full range of oat products including numerous types of rolled oats, whole oat flour and low bran oat flour. Can-Oat operates plants

in Portage la Prairie. Manitoba and Saskatoon, Saskatchewan. Can-Oat is a supplier to industrial cereal and baked good manufacturers. Can-Oat exports approximately 95% of its production with the main destination being the United States, but also has marketing efforts in Mexico as well as Central and South America. The majority of oat products are transported by railcar and by truck. Can-Oat is Canada's largest oat miller with an annual capacity of oat products of 175,000 tonnes. During fiscal 2004, approximately 148,000 tonnes of oat products were sold, compared to 158,000 tonnes for fiscal 2003.

Prairie Malt

Prairie Malt is a 42.38% owned affiliate of the Company that processes barley into malt primarily for the brewery industry. Prairie Malt operates a plant in Biggar, Saskatchewan. Prairie Malt's customers are located in Canada, the United States, Mexico, the Pacific Rim, South America and Latin America. Malt is transported either by truck or railcar with the majority of railcar shipments going to Canadian ports where it is then loaded onto ships bound for offshore markets. Prairie Malt has an annual plant capacity of 235,000 tonnes and during fiscal 2004, the Pool's share of malt barley volume sold was approximately 75,000 tonnes, compared to 68,000 tonnes for fiscal 2003.

Historical Financial Information

The following table summarizes the Pool's consolidated operating results for the 6 months ended January 31, 2003, the 6 months ended July 31, 2003, the 2004 fiscal year ended July 31, 2004, the last twelve months ("LTM") ended October 31, 2004 and the 3 months ended October 31, 2003 and 2004.

	Pre-2003 Reorganization	Post-2003 Reorganization				
	6 Months Ended Jan. 31, 2003	6 Months Ended Jul. 31, 2003	Year Ended Jul. 31, 2004 [4]	LTM Ended Oct. 31, 2004 [4]	3 Months Ended Oct. 31, 2003	3 Months Ended Oct. 31, 2004
($ millions unless otherwise noted)						
Revenue	$687.5	$653.0	$1,407.3	$1,352.6	$283.4	$228.7
EBITDA [1]	0.3	23.0	87.3	76.2	9.0	(2.1)
EBIT [2]	(21.0)	11.5	62.8	51.3	3.0	(8.5)
Net Income (Loss) From Continuing Operations Per Share [3]						
Basic and Fully Diluted	$(0.82)	$(0.20)	$(0.01)	$(0.04)	$(0.07)	$(0.09)
Net Income (Loss) Per Share						
Basic and Fully Diluted	$(0.92)	$(0.27)	$(0.07)	$(0.09)	$(0.08)	$(0.09)

(1) Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest and taxes.
(3) Excludes loss from discontinued operations which included the Company's Heartland Pork, Heartland Feeds and Aquaculture operations which were sold for cash proceeds of $22.1 million during fiscal 2004.
(4) EBITDA and EBIT exclude $6.2 million in provision recoveries.

The following table summarizes the Pool's consolidated balance sheet as at July 31, 2004 and October 31, 2004:

($ millions unless otherwise noted)	Jul. 31, 2004	Oct. 31, 2004
Cash and Short-Term Investments	$43.2	$21.5
Cash in Trust	1.2	2.5
Other Current Assets	280.1	326.6
Investments	5.1	5.0
Property, Plant and Equipment	266.8	264.9
Other Long-Term Assets	8.2	7.9
Future Income Taxes	95.6	97.5
Total Assets	$700.2	$725.9
Short-Term Debt	$57.9	$44.5
Class A Shares	1.8	1.8
Other Current Liabilities	150.7	205.6
Long-Term Debt	251.9	253.2
Other Long-Term Liabilities	41.0	39.7
Future Income Taxes	6.0	5.8
Shareholders' Equity	190.9	175.3
Total Liabilities and Shareholders' Equity	$700.2	$725.9

As at October 31, 2004, the Pool had 71,266 Class A Shares outstanding, 241.7 million Class B Shares outstanding and $173.6 million aggregate principal amount of Convertible Notes outstanding. As at January 31, 2005, the Pool had 70,953 Class A Shares outstanding, 242.8 million Class B Shares outstanding and $173.1 million aggregate principal amount of Convertible Notes outstanding.

Class B Shares Trading Information

The Class B Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol SWP.NV.B. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX:

	Closing Prices ($)		Volume
Period	High	Low	(000's)
January 2004	0.47	0.40	36,519
February 2004	0.43	0.37	22,810
March 2004	0.40	0.36	21,518
April 2004	0.42	0.31	26,469
May 2004	0.37	0.32	17,912
June 2004	0.41	0.34	14,555
July 2004	0.45	0.38	23,674
August 2004	0.49	0.40	30,207
September 2004	0.41	0.34	21,669
October 2004	0.41	0.35	16,617
November 2004	0.36	0.31	9,012
December 2004	0.38	0.32	19,134
January 2005	0.38	0.32	8,937
February 1 to February 4, 2005	0.34	0.33	1,427
January 1, 2004, to February 4, 2005	0.49	0.31	240,460

The closing price of the Class B Shares on the TSX on February 4, 2005, one trading day prior to announcement of the terms of the Recapitalization, was $0.33.

DEFINITION OF FAIR MARKET VALUE

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Convertible Notes to reflect the liquidity of the Convertible Notes, the effect of the Recapitalization, or the fact that the Convertible Notes held by individual holders do not form part of a controlling interest.

Similarly, TD Securities has made no downward adjustment to the fair market value of the Consideration to reflect the liquidity of the Consideration or the fact that the Consideration received by individual holders of Convertible Notes does not form part of a controlling interest. TD Securities has considered the effects of the Recapitalization in its valuation of the Consideration as the value of the Consideration fundamentally depends upon these effects, but has made no explicit downward adjustment to reflect such effects.

APPROACH TO VALUE

The Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Convertible Notes and the range of fair market value of the Consideration. The Policies require that a formal valuation include a valuation of any non-cash consideration being offered as part of the

Recapitalization subject to the Policies, except in certain circumstances outlined in the Policies. TD Securities has therefore determined the fair market value of the Consideration as part of the Valuation. Fair market value of the Convertible Notes and the Consideration were analyzed on a going-concern basis and were expressed as an amount per $1,000 principal amount.

TD Securities relied primarily on the net asset value ("NAV") approach to determine the fair market value of the Convertible Notes and of the Consideration. This approach involves attributing values to each of the Company's assets and liabilities, using assumptions and methodologies appropriate in each case and reflects the different risks, growth prospects and profitability of each of the Pool's major assets. Except where noted, appropriate valuation methodologies were applied to each asset and liability to determine going concern private market sale values of such assets and liabilities. These values were then adjusted to determine the value of the Convertible Notes and of the Consideration as described below.

VALUATION METHODOLOGIES

In determining the going concern private market sale values of the Pool's assets and liabilities, TD Securities relied primarily upon two valuation methodologies:

1. comparable precedent transactions analysis; and
2. discounted cash flow ("DCF") analysis.

TD Securities placed equal emphasis on these two approaches. TD Securities also reviewed the market trading multiples of selected grain handling and agri-products companies that it considered relevant to determine whether a public market trading analysis might imply values which exceed values determined by the above methodologies. Based on this review, TD Securities concluded that the public market trading analysis implied values that were generally below the values determined by the other methodologies. Given the foregoing and the fact that market trading prices generally reflect minority discount values. TD Securities did not rely on this methodology.

Comparable Precedent Transactions Analysis

TD Securities identified and reviewed 12 recent comparable precedent transactions involving companies in the grain products and related industries in North America which were pending or had been concluded and for which there was sufficient public information to derive valuation multiples. Ideally, comparable precedent transactions considered would be comparable in terms of operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to EBITDA to be the primary valuation multiple when applying the comparable precedent transactions methodology to the Pool's major assets. TD Securities considered enterprise value to revenue and enterprise value to EBIT to be secondary multiples when applying the comparable precedent transactions methodology to these assets. TD Securities selected appropriate value benchmarks and applied them to the relevant financial parameters of the Pool's major assets.

Discounted Cash Flow Analysis

The DCF methodology reflects the growth prospects and risks inherent in each asset by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the asset. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities' DCF analysis of the Pool's

major assets involved discounting to a present value the projected unlevered after tax free cash flows from December 31, 2004, until July 31, 2008, including terminal values determined as at July 31, 2008.

TD Securities Base Case Forecast

As a basis for the development of its comparable precedent transactions analysis and DCF analysis, TD Securities reviewed unaudited projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of the Company prepared by management of such entities and/or management of the Company for each of the years ending July 31, 2005, through July 31, 2008 (the "Management Forecast"). TD Securities also reviewed the relevant underlying assumptions (on an asset by asset basis) including, but not limited to, grain receipts and shipments (tonnes), market share, pipeline margin, Agri-Products and Agri-Food Processing sales growth, operating costs, and capital expenditures. These assumptions were reviewed in comparison to sources considered relevant including detailed discussions with the Pool's senior management. From this review TD Securities developed its own base case forecast (the "TD Securities Base Case Forecast"), formed independently with the benefit of its understanding of the assumptions behind the Management Forecast.

Benefits to a Purchaser of Acquiring 100% of the Convertible Notes

TD Securities reviewed and considered whether any distinctive material value would accrue to a purchaser of 100% of the Convertible Notes. TD Securities concluded that there would be synergies available to certain grain industry participants who would potentially acquire 100% of the Convertible Notes in connection with other transactions in order to achieve a business combination with the Pool. Specifically, TD Securities considered synergies that might accrue as a result of: (i) savings of direct costs resulting from being a publicly-listed entity; (ii) reduced operating costs and capital expenditures resulting from facility rationalizations, operational efficiencies, or higher asset utilization; and (iii) savings of other corporate expenses including, but not limited to, senior management, legal, finance, and human resources expenses. In assessing the amount of synergies to include in the Valuation, TD Securities considered the amount of synergies that could be achieved by a number of grain industry participants and the amount of synergies the successful acquiror might pay for in an open auction of the Company. TD Securities concluded that the successful acquiror might pay for 50% of the synergies available to several other grain industry participants. Based on discussions with management, TD Securities selected the following synergy assumptions and corresponding amounts to include in the Valuation:

	100% of Synergies Achievable by Several Grain Industry Participants		Amount Reflected in the Valuation	
Major Asset	**Annual Synergies**	**One-Time Costs**	**Annual Synergies**	**One-Time Costs**
($ millions unless otherwise noted)				
Grain Handling and Marketing	$16.0	$8.0	$8.0	$4.0
Pool Retail	6.0	3.0	3.0	1.5
Corporate Expenses	8.0	4.0	4.0	2.0
Total	$30.0	$15.0	$15.0	$7.5

TD Securities reflected the amounts indicated above in the DCF analysis of the identified major assets. One-time costs were assumed to be incurred at outset. Annual synergy amounts were assumed to be fully achieved beginning in fiscal 2006, with synergies prior to this assumed to be achieved at 50% of the annual synergy amounts. TD Securities believes that the multiples selected for the comparable precedent transactions analysis and for the terminal values in the DCF analysis adequately reflected the impact of

synergies in these calculations and did not include synergy amounts in the base EBITDA numbers utilized in these calculations.

Summary of TD Securities Base Case Forecast

The following is a summary of the TD Securities Base Case Forecast:

	Jan. 1 to Jul. 31,	Year Ending Jul. 31,		
	2005F	2006F	2007F	2008F
($ millions unless otherwise noted)				
Revenue	$958.0	$1,761.4	$1,783.2	$1,810.0
EBITDA	55.7	101.2	101.4	101.8
EBIT	39.5	72.3	70.7	70.2
Capital Expenditures	9.6	27.7	27.7	27.7
Unlevered After-Tax Free Cash Flow [1]	(39.2)	17.3	44.3	47.5

(1) Includes amount of synergies an acquiror would be expected to pay for in an open auction of the Company as discussed under "Benefits to a Purchaser of Acquiring 100% of the Convertible Notes"

VALUATION OF THE CONVERTIBLE NOTES

Net Asset Value Analysis

The NAV approach involves ascribing a separate value for each asset and liability of the Company, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV. There are 6 key components to the Pool's NAV:

1. wholly-owned major assets;
2. partially-owned major assets;
3. corporate expenses;
4. tax attributes;
5. other assets and liabilities; and
6. number of shares/Convertible Notes outstanding.

Wholly-Owned Major Assets

TD Securities applied both comparable precedent transactions analysis and DCF analysis in determining the values of the Pool's wholly-owned major assets, which include Grain Handling and Marketing, Pool Retail and Can-Oat.

As discussed below, TD Securities' NAV analysis utilizes the December 31, 2004, book value or market value of the components of the Company's net debt as well as certain other assets and liabilities. TD Securities noted that the working capital balances associated with the Pool's major assets are seasonal in nature, and that this seasonality affects the Company's net debt balance throughout the year. With respect to TD Securities' comparable precedent transactions analysis of the Pool's wholly-owned major assets, TD Securities concluded that it would be appropriate to include in the values of the Pool's wholly-owned major assets an adjustment for the surplus or deficit of working capital as at December 31, 2004, compared to TD Securities' assumed normalized working capital amounts. These normalized working

capital amounts were determined based on a monthly analysis of working capital for the fiscal 2004 to 2006 period. With respect to the DCF analysis of the Pool's wholly-owned major assets, TD Securities concluded that the analysis explicitly reflected changes in working capital from December 31, 2004, onward in the cash flows to be discounted and therefore no further adjustment would be required.

Comparable Precedent Transactions Analysis of the Pool's Wholly-Owned Major Assets

The comparable precedent transactions involving companies in the grain products and related industries in North America which were identified and reviewed by TD Securities are summarized below:

Date	Target / Acquiror	Enterprise Value ($ millions)	Enterprise Value/ LTM Revenue	Enterprise Value/ LTM EBITDA	Enterprise Value/ LTM EBIT
Jul-04	Riviana Foods Inc. / Ebro Puleva SA	US$383	0.88x	8.8x	11.3x
Dec-03	American Rice Inc. / SOS Cuetera SA	US$53	0.38x	15.1x	Nmf
Oct-03	United Agri Products / Apollo Management LP	US$600	0.24x	na	Na
Feb-03	ACH's Rice Specialties business / Riviana Foods Inc.	US$24	0.69x	na	Na
Jul-02	Minnesota Corn Processors LLC / Archer Daniels Midland	US$760	1.28x	11.2x	37.7x
Jul-01	Agricore Cooperative / United Grain Growers (1)	823	0.26x	8.5x	22.9x
Jun-99	Canbra Foods / James Richardson Intl.	95	0.48x	14.1x	Nmf
Jul-98	Dekalb Agra / Central Soya, The Andersons, Hoosier Propane	US$10	0.31x	na	na
Sep-97	Moorman Manufacturing co. / Archer Daniels Midland	US$296	0.25x	na	na
May-97	United Grain Growers / Archer Daniels Midland (2)	322	0.18x	8.2x	13.3x
Sep-95	Canada Malting Co. Ltd. / ConAgra Foods Inc.	506	1.25x	7.4x	10.2x
Jul-95	Kraft Foods Specialty Oils / Associated British Foods	US$165	0.29x	na	na
Average			**0.54x**	**10.5x**	**19.1x**
Average (Excluding High/Low)			**0.50x**	**10.2x**	**15.8x**

(1) Based on UGG's closing stock price of $12.00 on July 27, 2001, one day prior to announcement of the transaction. Based on an estimated settled trading price of approximately $10.50 following the announcement of the transaction the multiples were EV / Sales - 0.25x, EV / EBITDA - 8.2x, EV / EBIT - 22.0x

(2) United Grain Growers ("UGG") and Archer Daniels Midland ("ADM") formed a strategic alliance pursuant to which ADM purchased 4.8 million common shares of UGG for cash consideration of $77.3 million and subject to certain subsequent transactions, including the conversion of a UGG convertible debenture held by ADM and the use of a portion of the cash consideration received by UGG to repurchase common shares, ADM would hold a 45% interest in UGG. Multiples calculated based on the $16.00 per share cash purchase price of the common shares acquired.

The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to the Pool's wholly-owned major assets involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to the Pool's wholly-owned major assets. Given differences in the business mix, market dynamics, growth prospects and risks inherent in the comparable precedent transactions identified, TD Securities did not consider any specific comparable precedent transactions to be directly comparable to any of these assets. However, TD Securities believes that the United Grain Growers acquisition of Agricore Cooperative resulting in the formation of Agricore United represents the most comparable transaction available for Grain Handling and Marketing and Pool Retail and therefore placed greater emphasis on this transaction. Based on this conclusion and a review of all of the comparable precedent transactions identified, TD Securities selected appropriate valuation multiples and applied such multiples to the corresponding metrics for the Pool's wholly-owned major assets. The following is a summary of TD Securities' comparable precedent transactions analysis of Grain Handling and Marketing, Pool Retail, and Can-Oat:

	Grain Handling and Marketing		**Pool Retail**		**Can-Oat**	
Value Driver/Value	**Low**	**High**	**Low**	**High**	**Low**	**High**
($ millions unless otherwise noted)						
EV/EBITDA						
2004A	8.0x	9.0x	9.0x	10.0x	8.0x	9.0x
2005E	7.5x	8.5x	8.5x	9.5x	7.5x	8.5x
2006E	7.0x	8.0x	8.0x	9.0x	7.0x	8.0x
EV/Revenue						
2004A	0.30x	0.40x	0.30x	0.40x	0.30x	0.40x
2005E	0.25x	0.35x	0.25x	0.35x	0.25x	0.35x
2006E	0.20x	0.30x	0.20x	0.30x	0.20x	0.30x
EV/EBIT						
2004A	11.5x	13.5x	10.5x	12.5x	11.5x	13.5x
2005E	11.0x	13.0x	10.0x	12.0x	11.0x	13.0x
2006E	10.5x	12.5x	9.5x	11.5x	10.5x	12.5x
Selected Enterprise Value	$450.0	$525.0	$125.0	$145.0	$100.0	$115.0
Normalized Working Capital Adjustment	(79.6)	(79.6)	7.0	7.0	(1.7)	(1.7)
Adjusted Enterprise Value	$370.4	$445.4	$132.0	$152.0	$98.3	$113.3

DCF Analysis of the Pool's Wholly-Owned Major Assets

Projected unlevered after tax free cash flows for the Pool's wholly-owned major assets developed from the TD Securities Base Case Forecast were discounted based on the weighted average cost of capital ("WACC") for the Company. The WACC for the Pool was calculated based upon the Company's after tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in the Pool and the grain handling and agricultural products industries. The cost of debt for the Pool was calculated based on the risk free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. TD Securities reviewed a range of unlevered betas for the Pool and a select group of comparable companies that have risks similar to the

Pool in order to select the appropriate beta for the Pool. The selected unlevered beta was levered using the assumed optimal capital structure for the Pool and was then used to calculate the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for the Pool were as follows:

Cost of Debt	
Risk Free Rate (10-Year Government of Canada Bonds)	4.3%
Borrowing Spread	2.75%
Pre Tax Cost of Debt	7.0%
Tax Rate	37.0%
After Tax Cost of Debt	4.4%
Cost of Equity	
Risk Free Rate (10-Year Government of Canada Bonds)	4.3%
Equity Risk Premium	5.0%
Unlevered Beta	0.60
Levered Beta	0.76
After Tax Cost of Equity	8.1%
WACC	
Optimal Capital Structure (% Debt)	30.0%
WACC	7.0%

Based upon the foregoing and taking into account sensitivity analyses on the variables discussed above and the assumptions used in the TD Securities Base Case Forecast, TD Securities determined the appropriate WACC for the Pool and its major assets to be in the range of 6.5% to 7.5%.

TD Securities developed terminal enterprise values for each wholly-owned major asset at the end of the forecast period using multiples of EBITDA based on a review of comparable precedent transactions and taking into account the growth prospects and risks for each asset beyond the terminal year. TD Securities considered the resulting implied growth rates into perpetuity of the unlevered after tax free cash flows following the end of the forecast period to be reasonable in the circumstances.

The following is a summary of TD Securities' DCF analysis of the Pool's wholly-owned major assets:

	WACC		Terminal Value EBITDA Multiple		Value	
Major Asset	**Low**	**High**	**Low**	**High**	**Low**	**High**
($ millions unless otherwise noted)						
Grain Handling and Marketing	6.5%	7.5%	7.0x	8.0x	$415.4	$489.0
Pool Retail	6.5%	7.5%	8.0x	9.0x	141.7	162.0
Can-Oat	6.5%	7.5%	7.0x	8.0x	99.4	114.1

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Major Asset/ Variable	Sensitivity	Impact on Enterprise Value (1)
($ millions unless otherwise noted)		
Grain Handling and Marketing		
WACC............................	+ 0.5%	- 7.9
	- 0.5%	+ 8.1
Terminal EBITDA Multiple....	+/- 0.5x	+/- 28.8
EBITDA..........................	+/- 5.0%	+/- 11.3
Pool Retail		
WACC............................	+/- 0.5%	+/- 2.3
Terminal EBITDA Multiple....	+/- 0.5x	+/- 7.9
EBITDA..........................	+/- 5.0%	+/- 3.4
Can-Oat		
WACC............................	+/- 0.5%	+/- 1.6
Terminal EBITDA Multiple....	+/- 0.5x	+/- 5.7
EBITDA..........................	+/- 5.0%	+/- 2.2

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

Partially-Owned Major Assets

TD Securities applied comparable precedent transactions analysis and DCF analysis in determining the values of the Pool's partially-owned major assets, which include Prairie Malt and Fertilizer Operations. Because these assets are not wholly-owned, adjustments were made to determine their contribution to the Pool's NAV.

Prairie Malt

In analyzing the value of the Pool's ownership interest in Prairie Malt, TD Securities initially determined the enterprise value of 100% of Prairie Malt based on comparable precedent transactions analysis and DCF analysis. TD Securities selected appropriate valuation parameters based on the information considered above in TD Securities' analysis of the Pool's wholly-owned major assets. Prairie Malt's total net debt was then deducted to determine an equity value range. The equity value range was then adjusted to reflect the Pool's ownership of Prairie Malt and a minority discount to determine Prairie Malt's contribution to the Pool's NAV. TD Securities believes that a minority discount should be applied to the value of Prairie Malt because an acquiror of the Pool would likely not be prepared to pay a price for the Company that reflects the Pool's share of the equity value of Prairie Malt because: (i) the Pool has no operational control of Prairie Malt; (ii) the Pool currently does not receive any cash flow from this asset; and (iii) the Pool's ability to monetize its investment in Prairie Malt is restricted by the terms of the Prairie Malt shareholders agreement. Based on the foregoing, TD Securities believes that a minority discount of 25% to 35% is appropriate in the circumstances.

The following is a summary of TD Securities' comparable precedent transactions analysis of Prairie Malt:

Value Driver/Value	Prairie Malt	
	Low	High
($ millions unless otherwise noted)		
EV/EBITDA		
2004A	8.0x	9.0x
2005E	7.5x	8.5x
2006E	7.0x	8.0x
EV/Revenue		
2004A	0.30x	0.40x
2005E	0.25x	0.35x
2006E	0.20x	0.30x
EV/EBIT		
2004A	11.5x	13.5x
2005E	11.0x	13.0x
2006E	10.5x	12.5x
Selected Enterprise Value Range (100%)	$70.0	$85.0
Net Debt	(11.6)	(11.6)
Equity Value	58.4	73.4
The Pool Ownership %	42.38%	42.38%
Minority Discount	25%	35%
Contribution to the Pool's NAV	$18.6	$20.2

The following is a summary of TD Securities' DCF analysis of Prairie Malt:

	WACC		Terminal Value EBITDA Multiple		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Value Driver	6.5%	7.5%	7.0x	8.0x		
Equity Value Range (100%)					$91.4	$104.7
Net Debt					(11.6)	(11.6)
Equity Value					79.8	93.1
The Pool Ownership %					42.38%	42.38%
Minority Discount					25%	35%
Contribution to the Pool's NAV					$25.4	$25.6

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Variable	Sensitivity	Impact on Contribution to NAV (1)
($ millions unless otherwise noted)		
WACC	+/- 0.5%	+/- 0.4
Terminal EBITDA Multiple	+/- 0.5x	+/- 1.5
EBITDA	+/- 5.0%	+/- 0.5

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

Fertilizer Operations

In analyzing the value of the Pool's ownership interest in Fertilizer Operations, TD Securities initially determined the enterprise value of 100% of Fertilizer Operations based on comparable precedent transactions analysis and DCF analysis. Fertilizer Operations' total net debt was then deducted to determine an equity value range, which was multiplied by the Pool's ownership percentage to determine Fertilizer Operations' contribution to the Pool's NAV assuming no minority discount.

TD Securities then considered the amount of minority discount that would be appropriate to apply to Fertilizer Operations and concluded that an acquiror of the Pool would not apply as significant a minority discount to Fertilizer Operations as to Prairie Malt because: (i) Fertilizer Operations is more of a "core" business for the Pool due to its relationship as a supplier to the Company's Pool Retail operations; (ii) the Pool has a greater degree of operational influence on Fertilizer Operations; (iii) Fertilizer Operations delivers significant cash flow to its shareholders, including the Pool, through patronage dividends; and (iv) the Pool has much greater ability to monetize its investment in Fertilizer Operations or buy out its partner's ownership position pursuant to the terms of the binding term sheet between the parties. Rather than select a minority discount that an acquiror of the Pool would be expected to apply to Fertilizer Operations, TD Securities concluded that such an acquiror would also consider the cash flow the Pool receives from Fertilizer Operations in determining the price it would be willing to pay for the Company. As noted above, the Pool receives substantial cash flow from Fertilizer Operations through patronage dividends, in contrast to prairie Malt which does not currently pay dividends to its shareholders. TD Securities therefore completed a separate DCF analysis of the patronage dividends projected to be paid by Fertilizer Operations to the Pool based on the TD Securities Base Case Forecast.

Based on consideration of all of the foregoing analysis and putting greater emphasis on the comparable precedent transactions analysis and DCF analysis of Fertilizer Operations with no minority discount compared to the DCF analysis of the Fertilizer Operations patronage dividends, TD Securities selected an appropriate value range for Fertilizer Operations' contribution to the Pool's NAV. TD Securities considered the implied minority discount that the selected value range represented when compared to the values determined by the comparable precedent transactions analysis and DCF analysis with no minority discount and concluded that the implied minority discount is reasonable in the circumstances.

The following is a summary of TD Securities' comparable precedent transactions analysis of Fertilizer Operations assuming no minority discount:

Value Driver/Value	WCFL	
	Low	High
($ millions unless otherwise noted)		
EV/EBITDA		
2004A	9.0x	10.0x
2005E	8.5x	9.5x
2006E	8.0x	9.0x
EV/Revenue		
2004A	0.30x	0.40x
2005E	0.25x	0.35x
2006E	0.20x	0.30x
EV/EBIT		
2004A	10.5x	12.5x
2005E	10.0x	12.0x
2006E	9.5x	11.5x
Selected Enterprise Value Range (100%)	$300.0	$350.0
Net Debt	(7.1)	(7.1)
Equity Value	292.9	342.9
The Pool Ownership %	43.0%	43.0%
Contribution to the Pool's NAV (Assuming No Minority Discount)	$126.0	$147.5

The following is a summary of TD Securities' DCF analysis of Fertilizer Operations assuming no minority discount:

	WACC		Terminal Value EBITDA Multiple		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Value Driver	6.5%	7.5%	8.0x	9.0x		
Enterprise Value					$296.0	$334.6
Net Debt					(7.1)	(7.1)
Equity Value					288.9	327.6
The Pool Ownership %					43.0%	43.0%
Contribution to the Pool's NAV (Assuming No Minority Discount)					$124.2	$140.8

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Variable	Sensitivity	Impact on Contribution to NAV [1]
($ millions unless otherwise noted)		
WACC	+/- 0.5%	+/- 2.0
Terminal EBITDA Multiple	+/- 0.5x	+/- 6.3
EBITDA	+/- 5.0%	+/- 12.6

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

The following is a summary of TD Securities' DCF analysis of the Fertilizer Operations patronage dividends:

	WACC		Terminal Value Multiple		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Value Driver/Value	6.5%	7.5%	8.0x	9.0x	$61.4	$69.4

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Variable	Sensitivity	Impact on Contribution to NAV [1]
($ millions unless otherwise noted)		
WACC	+/- 0.5%	+/- $1.0
Terminal EBITDA Multiple	+/- 0.5x	+/- 3.0
Patronage Dividends	+/- 5.0%	+/- 1.1

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

The following is a summary of TD Securities' selected value range for Fertilizer Operations' contribution to the Pool's NAV:

Approach	Comparable Precedent Transactions Analysis		DCF Analysis		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Contribution to the Pool's NAV (Assuming No Minority Discount)	$126.0	$147.5	$124.2	$140.8	$125.1	$144.2
DCF Analysis of Patronage Dividends			61.4	69.4	61.4	69.4
Selected Range					$110.0	$120.0
Discount to Proportionate Share					12.1%	16.8%

Corporate Expenses

TD Securities applied comparable precedent transactions analysis and DCF analysis in determining the impact of the Pool's unallocated corporate expenses on NAV. Multiples selected in the comparable precedent transactions analysis and in the terminal enterprise value calculation in the DCF analysis represent the weighted average multiples used in the corresponding analysis of the Pool's wholly-owned major assets.

The following is a summary of TD Securities' comparable precedent transactions analysis of the Pool's Corporate Expenses:

Value Driver/Value	Corporate	
	Low	High
($ millions unless otherwise noted)		
EV/EBITDA		
2004A	8.2x	9.2x
2005E	7.7x	8.7x
2006E	7.2x	8.2x
Selected Enterprise Value Range	$(175.0)	$(200.0)

The following is a summary of TD Securities' DCF analysis of the Pool's Corporate Expenses:

	WACC		Terminal Value EBITDA Multiple		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Value Driver/Value	6.5%	7.5%	7.2x	8.2x	$(182.6)	$(208.4)

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Variable	Sensitivity	Impact on Enterprise Value (1)
($ millions unless otherwise noted)		
WACC	+/- 0.5%	+/- $2.9
Terminal EBITDA Multiple	+/- 0.5x	+/- 10.0
EBITDA	+ 5.0%	+3.6
EBITDA	- 5.0%	-4.2

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

Tax Attributes

The Pool has significant tax loss carryforwards and undepreciated capital cost ("UCC") balances available to shelter future income taxes. TD Securities estimated a normalized amount of UCC for the Company's wholly-owned major assets and reflected these amounts in the values determined for these assets. Indications of value were then determined for the Pool's excess UCC balances and tax loss carryforwards (collectively the "Tax Attributes") utilizing a separate levered DCF analysis. The total

amount of Tax Attributes available to shelter future income taxes and reflected in this analysis was $537.5 million as at December 31, 2004.

To determine the cash flow impact of utilizing the Pool's Tax Attributes, TD Securities utilized the TD Securities Base Case Forecast to determine the Pool's earnings before tax ("EBT") for the forecast period and grew the terminal year EBT thereafter at an assumed growth rate. Because the Tax Attributes are used to shelter income taxes after first deducting interest expense, the appropriate discount rate for the Tax Attributes DCF analysis is the cost of equity. TD Securities selected a cost of equity range of 7.2% to 9.1% to be consistent with its selected WACC range of 6.5% to 7.5%.

The following is a summary of TD Securities' DCF Analysis of the Pool's Tax Attributes:

	Cost of Equity		EBT Growth Rate		Value	
	Low	High	Low	High	Low	High
($ millions unless otherwise noted)						
Value Driver/ Value	7.2%	9.1%	1.0%	3.0%	$105.4	$120.3

TD Securities utilized the foregoing values in the NAV analysis of the Pool. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

Variable	Sensitivity	Impact on Enterprise Value [1]
($ millions unless otherwise noted)		
Cost of Equity	+ 0.5%	- $3.4
	- 0.5%	+ 3.5
EBT Growth Rate	+ 0.5%	+ 0.5
	- 0.5%	- 0.6

(1) Impact is calculated with respect to the mid-point of TD Securities' value range.

Other Assets and Liabilities

The Pool's net debt (excluding the Convertible Notes) was also reflected in TD Securities' NAV analysis. The Company's Senior Subordinated Notes were included at their current redemption value based on the assumption that an acquiror of the Company would redeem such debt. Other debt and the Pool's cash and equivalents were included at their book value as at December 31, 2004, adjusted to reflect completion of the Company's new asset backed loan facility and senior secured notes financings. The Pool's proportionate share of Fertilizer Operations and Prairie Malt net debt was reflected in the analysis of the value of these assets and is therefore excluded from the net debt shown in the "Summary of NAV Analysis" section below.

The Pool's other assets consist of a litigation receivable, the Company's pension surplus and certain other assets. TD Securities reflected the book value of such assets as at December 31, 2004, in its NAV analysis.

The Pool's other long-term liabilities include a provision for reclamation costs, deferred revenue, restructuring provision, retirement allowances, environmental and other long-term liabilities. TD Securities reflected the book value of such liabilities as at December 31, 2004, in its NAV analysis.

Number of Shares/Convertible Notes Outstanding

Under the NAV approach, the sum of total assets less total liabilities yields the NAV or aggregate equity value of the Pool. In order to determine the value of the Convertible Notes using this approach, the aggregate equity value must be allocated between the Pool's Class A Shares, Class B Shares, and Convertible Notes. Based on the amount of equity value available to be allocated in the NAV analysis, TD Securities concluded that the Convertible Notes would be "in-the-money" and that, in an open auction of the Company, an acquiror would most likely expect the Convertible Notes to be converted pursuant to their existing terms at $0.449 per share and thereafter receive the same consideration as the Class B Shares. TD Securities has therefore reflected this assumption in its NAV analysis. With respect to the treatment of Class A Shares in an open auction of the Company, TD Securities considered that, based on the importance to an acquiror of achieving Class A Shareholder consent to the transaction and the small aggregate redemption value of all Class A Shares outstanding, such an acquiror would be willing to offer a substantial premium to the redemption amount in an attempt to induce Class A Shareholders to support the transaction. However, Class A Shares are not transferable and therefore could not be directly sold to the acquiror. The acquiror could still offer a premium to redemption value as part of a plan of arrangement transaction that would require the support of the Board of Directors, Class A Shareholders, and holders of Convertible Notes. In such a circumstance, TD Securities concluded that the foregoing parties may support transaction terms that delivered the same premium to redemption amount to Class A Shareholders as Class B Shareholders received to the market price of Class B Shares and has reflected this assumption in its NAV analysis. Based on the foregoing assumptions, TD Securities allocated the aggregate equity value between the Pool's Class A Shares, Class B Shares, and Convertible Notes and expressed the resulting value of the Convertible Notes as an amount per $1,000 principal amount.

Summary of NAV Analysis

The following table summarizes TD Securities' NAV analysis:

	Comparable Precedent Transactions Analysis		DCF Analysis		Value [1]	
($ millions unless otherwise noted)	Low	High	Low	High	Low	High
Grain Handling and Marketing	$370.4	$445.4	$415.4	$489.0	$392.9	$467.2
Pool Retail	132.0	152.0	141.7	162.0	136.8	157.0
Fertilizer Operations [2]					110.0	120.0
Can-Oat	98.3	113.3	99.4	114.1	98.8	113.7
Prairie Malt [2]	18.6	20.2	25.4	25.6	22.0	22.9
Corporate Expenses	(175.0)	(200.0)	(182.6)	(208.4)	(178.8)	(204.2)
Tax Attributes					105.4	120.3
Other Assets					12.5	12.5
Enterprise Value					699.7	809.4
Less						
Net Debt [3]					(235.7)	(235.7)
Other Long-Term Liabilities					(34.9)	(34.9)
Equity Value					429.1	538.8
Class A Shares Redemption Value					(1.8)	(1.8)
Premium [4]					105%	158%
Adjusted Redemption Value					(3.7)	(4.6)
Equity Value to Class B Shares and Convertible Notes					425.4	534.2
Shares Outstanding					628.3	628.3
Equity Value per Share					$0.68	$0.85
Premium [4]					105%	158%
Number of Shares per $1,000 Principal Convertible Notes					2,227	2,227
Value of Convertible Notes per $1,000 Principal Amount					$1,508	$1,894

(1) Average of comparable precedent transactions analysis and DCF Analysis for the Pool's major assets.
(2) Contribution to the Pool's NAV.
(3) Excluding Convertible Notes and proportionate share of Fertilizer Operations and Prairie Malt net debt.
(4) Premium of equity value per share to the closing price of the Class B Shares on the TSX on February 4, 2005.

Valuation Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of February 7, 2005, the fair market value of the Convertible Notes is in the range of $1,508 to $1,894 per $1,000 principal amount.

VALUATION OF THE CONSIDERATION

TD Securities believes that it is appropriate to consider the value of the Consideration offered to holders of Convertible Notes at the time such holders receive the Consideration. At this point, the Recapitalization would be completed but the rights offering (the "Rights Offering") announced concurrently with the terms of the Recapitalization would not be completed. TD Securities has therefore considered the effects of the Recapitalization in its valuation of the Consideration but has not considered the effects of the Rights Offering.

To determine the value of the Consideration, TD Securities utilized the NAV approach using the same range of aggregate equity value applicable to the Class A Shares, Class B Shares, and Convertible Notes of the Pool determined in the Valuation of the Convertible Notes. This value was then adjusted to reflect the impact of implementing the Recapitalization under two scenarios: (i) assuming 100% redemption of Class A Shares; and (ii) assuming 100% changing of Class A Shares into Common Shares. The result of this analysis was a range of equity value per Common Share which was utilized to calculate a range of value for the Consideration expressed per $1,000 of principal amount.

The following table summarizes TD Securities' NAV analysis of the Consideration:

	100% Class A Redemption		100% Class A Change	
	Low	High	Low	High
($ millions unless otherwise noted)				
Equity Value	$429.1	$538.8	$429.1	$538.8
Recapitalization Expenses	(4.0)	(4.0)	(4.0)	(4.0)
Redemption of Class A Shares	(1.8)	(1.8)	(0.0)	(0.0)
Adjusted Equity Value	423.2	532.9	425.0	534.7
Common Shares Outstanding				
Class B Shares Outstanding	242.8	242.8	242.8	242.8
Consolidation Ratio	20:1	20:1	20:1	20:1
Common Shares Issued to Class B Shareholders	12.1	12.1	12.1	12.1
Common Shares Issued to Class A Shareholders	0.0	0.0	0.3	0.3
Convertible Notes Principal Amount	$173.1	$173.1	$173.1	$173.1
Exchange Ratio per $1,000 Principal Amount Equivalent Conversion Price	$0.380	$0.380	$0.380	$0.380
	/ 2.632	/ 2.632	/ 2.632	/ 2.632
Common Shares Issued to Holders of Convertible Notes	22.8	22.8	22.8	22.8
Total Common Shares Outstanding	34.9	34.9	35.2	35.2
Equity Value Per Common Share	$12.12	$15.26	$12.08	$15.20
Number of Common Shares per $1,000 Principal Amount of Convertible Notes	131.6	131.6	131.6	131.6
Value of Consideration per $1,000 Principal Amount	$1,595	$2,008	$1,590	$2,000
Value of Convertible Notes per $1,000 Principal Amount	1,508	1,894	1,508	1,894
Premium / (Discount)	5.8%	6.1%	5.4%	5.6%

VALUATION OF CONSIDERATION THE CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of February 7, 2005, the fair market value of the Consideration to be offered to holders of Convertible Notes in connection with the Convertible Note Exchange is in the range of $1,590 to $2,008 per $1,000 principal amount.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

STANDBY PURCHASE AGREEMENT

THIS AGREEMENT (the "**Agreement**") has been entered into as of February 7, 2005, by and among the Saskatchewan Wheat Pool ("**SWP**"), a corporation governed by *The Saskatchewan Wheat Pool Act, 1995*, a private Act of the Saskatchewan Legislature, BMO Nesbitt Burns Inc., a corporation existing under the laws of Canada, RBC Dominion Securities Inc., a corporation existing under the laws of Canada, Genuity Capital Markets, a partnership existing under the laws of Ontario, and National Bank Financial Inc., a corporation existing under the laws of Canada (BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Genuity Capital Markets and National Bank Financial Inc. being referred to collectively the "**Standby Purchasers**");

WHEREAS SWP proposes to effect the Recapitalization, which will result in SWP having a single class of Common Shares;

WHEREAS SWP proposes to effect an offering of Rights to the holders of record of its new Common Shares following the completion of the Recapitalization;

WHEREAS the Subscription Price and number of Rights to be issued to shareholders will be determined following the completion of the Recapitalization;

WHEREAS the Standby Purchasers wish to propose to purchase any and all of the Common Shares that are not otherwise purchased under the Rights Offering, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

ARTICLE 1
INTERPRETATION

1.1 **Definitions.** In this Agreement and in the recitals hereto, unless something in the subject matter is inconsistent therewith:

"**1933 Act**" means the United States *Securities Act of 1933*, as amended, including the rules and regulations adopted by the SEC thereunder, and "**Rule 144A**" means Rule 144A under the 1933 Act;

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended, including the rules and regulations adopted by the SEC thereunder;

"**Additional Subscription Privilege**" means the entitlement of a holder of Rights, who has exercised his Rights in full, to subscribe for additional Common Shares (if such are available) pursuant to the Rights Offering, as such entitlement will be further detailed in the Prospectus;

"**Business Day**" means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Toronto;

"Class A Shares" means the Class "A" Voting Shares of SWP;

"Class B Shares" means the Class "B" Non-Voting Shares of SWP;

"Closing Date" means two Business Days following the Expiry Time, or such other date as may be agreed by SWP and the Standby Purchasers;

"Common Shares" means the Common Shares in the share capital of SWP following completion of the Recapitalization;

"Exercise Price" means the exercise price attached to the Rights Offering, which shall be determined in the manner set forth in Section 2.3;

"Expiry Time" means 5:00 p.m. (Toronto time) on the date set forth in the Final Prospectus, such date and time being the date and time on which the Rights shall expire and become null and void and such date being expected to be on or about the 21st day following the date on which the Final Prospectus is mailed to holders of Shares as of the Record Date;

"Final Prospectus" means the final short form prospectus to be filed by SWP with the Securities Commissions in connection with the offer and sale of the Securities and in respect of which the Securities Commissions have issued a receipt (or analogous decision document) to SWP;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"Laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

"Material Adverse Change" means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations, or results of operations or prospects of SWP and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to SWP and its subsidiaries, on a consolidated basis;

"Material Subsidiaries" means each of Can-Oat Milling Inc., AgPro Grain Management Services Ltd., Western Co-operative Fertilizers Limited, Prairie Malt Limited, Prince Rupert Grain and the Lloydminster Pool Joint Venture;

"Misrepresentation" has the meaning ascribed to such term in Section 2 of the Securities Act;

"**Person**" means an individual, corporation, partnership, limited partnership, limited liability partnership. limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof;

"**Prospectus**" means, collectively, the preliminary short form prospectus to be filed on or about February 8, 2004 (the "**Preliminary Prospectus**") with the Securities Commissions in connection with the Rights Offering, including the offer and sale of the Securities, the Final Prospectus, and any Prospectus Amendment;

"**Prospectus Amendment**" means any amendment to the Preliminary Prospectus or the Final Prospectus;

"**Public Documents**" means (i) the annual information form of SWP dated November 1, 2004, including Management's Discussion and Analysis for the year ended August 31, 2004, (ii) the audited consolidated audited financial statements of SWP as at July 31, 2004 and 2003 and for the year ended July 31, 2004, and the six month periods ended July 31, 2003 and January 31, 2003 and related notes; (iii) the interim unaudited consolidated financial statements of SWP for the three month period ended October 31, 2004, together with the interim Management's Discussion and Analysis pertaining thereto, and (iv) the Recapitalization Circular.

"**Qualified Institutional Buyers**" has the meaning given to it under Rule 144A.

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**Regulation D**" means Regulation D under the 1933 Act;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Recapitalization**" means the transactions proposed and described in the Recapitalization Circular, consisting principally of: (i) the continuance of SWP into the Canada Business Corporations Act; (ii) the changing of SWP's Class A Shares and Class B Shares into Common Shares in the ratios and manner set forth in the Recapitalization Circular; (iii) the changing of SWP's name to "Saskatchewan Wheat Pool Inc."; and (iv) the exchange of SWP's Convertible Subordinated Notes due 2008 into Common Shares, in the ratio and manner set forth in the Recapitalization Circular.

"**Recapitalization Circular**" means the management information circular dated February 7, 2005 in respect of the meetings to be held in respect of the Recapitalization for each of (i) the Delegates representing the holders of the Class A Shares, (ii) the holders of the Class B Shares; and (iii) the holders of the Convertible Subordinated Notes due 2008 (such meetings referred to collectively as the "**Stakeholder Meetings**").

"**Record Date**" means the record date for the purpose of the Rights Offering that will be established by SWP in the Final Prospectus, which is expected to be no later than April 28, 2005;

"**Rights**" means the transferable rights to subscribe for Common Shares offered by SWP pursuant to the Rights Offering, with each holder of Common Shares receiving one (1) Right, each entitling the holder thereof to subscribe for a number of Common Shares equal to the Rights Ratio at the Subscription Price;

"**Rights Offering**" means the offering by SWP of Rights to the holders of Shares on the Record Date to purchase approximately (but not less than) $150,000,000 of Common Shares at the Subscription Price;

"**Rights Ratio**" means the number of Common Shares for which the holder may subscribe per Right held, such ratio to be determined in accordance with Section 2.3;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Qualifying Jurisdictions;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval (SEDAR) as further described within National Instrument 13-101 of the Canadian Securities Administrators;

"**Securities**" means, collectively, the Rights, the Common Shares issuable upon exercise of the Rights, and the Standby Shares;

"**Securities Act**" means *The Securities Act*, 1988 (Saskatchewan), as amended;

"**Securities Commissions**" means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions;

"**Securities Laws**" means the applicable securities Laws of each of the Qualifying Jurisdictions and, as applicable, the rules and policies of the TSX;

"**Shares**" means the Common Shares of SWP that are issued and outstanding as of the Record Date after giving effect to the Recapitalization;

"**Standby Purchasers**" means, collectively, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Genuity Capital Markets and National Bank Financial Inc.;

"**Standby Shares**" shall have the meaning set forth in Section 2.2;

"**Subscription Price**" shall mean the same price as the Exercise Price;

"**SWP**" means, prior to the completion of the Recapitalization, Saskatchewan Wheat Pool, a corporation governed by *The Saskatchewan Wheat Pool Act, 1995*, a private Act of the Saskatchewan Legislature, and following the completion of the Recapitalization, means Saskatchewan Wheat Pool Inc., a corporation continued under the *Canada Business Corporations Act*.

"Trading Observation Period" means the first ten trading days immediately following the completion of the Recapitalization during which the Common Shares have been listed and trading on the TSX, provided however that: (i) the Trading Observation Period shall be deemed not to have begun until at least three full trading days following the release of SWP's interim financial results for its second fiscal quarter of 2005; and (ii) the Trading Observation Period shall be deemed not to have been completed until such time as the Final Prospectus is cleared for filing and complete for filing with the exception of pricing-related information;

"TSX" means the Toronto Stock Exchange; and

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

1.2 **Headings, etc.** The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this agreement", "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3 **Plurality and Gender.** Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and the words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4 **Currency.** Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5 **Governing Law.** This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario respect of all matters arising out of this Agreement.

1.6 **Severability.** If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7 **Statutes.** Any reference to a statute, act or law shall include and shall be deemed to be a reference to such statute, act or law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

ARTICLE 2
STANDBY COMMITMENT

2.1 **Conduct of Rights Offering**. Subject to and in accordance with the terms hereof, SWP agrees to offer, in accordance with Securities Laws, the Rights and the Common Shares issuable upon the exercise of the Rights pursuant to the Prospectus to Persons that are the holders of record of Shares in the Qualifying Jurisdictions.

2.2 **Standby Commitment**. Subject to and in accordance with the terms hereof, the Standby Purchasers hereby severally agree to purchase from SWP, and SWP hereby agrees to sell to the Standby Purchasers, at the Exercise Price and on the Closing Date, all of the Common Shares that were not otherwise subscribed to in the Rights Offering by holders of Rights prior to the Expiry Time (and, for greater certainty, the Standby Purchasers shall purchase Common Shares hereunder only to the extent that such Common Shares were not otherwise subscribed to by a holder of Rights prior to the Expiry Time, including pursuant to his or her Additional Subscription Privilege), such commitment being made in the proportions set forth in Schedule A (the "**Standby Shares**").

2.3 **Price Determination.** The Exercise Price and the Rights Ratio shall be determined solely by the Standby Purchasers in their sole discretion, acting reasonably. The parties acknowledge that it is the current intention of the Standby Purchasers as of the date hereof to establish the Exercise Price as being equal to approximately 60% of the anticipated settled trading value of the Common Shares during the period between the Record Date and the Expiry Time. Immediately following the completion of the Trading Observation Period, the Standby Purchasers shall determine the Exercise Price and the Rights Ratio and shall provide SWP with written notice thereof. SWP agrees that it will, within one Business Day following receipt of such notice, file the Final Prospectus and will subsequently effect the Rights Offering.

2.4 **Timing of Rights Offering.** Subject to and in accordance with the terms hereof, SWP agrees that it will (i) file the Preliminary Prospectus on or about February 8, 2005; and (ii) file the Final Prospectus within one Business Day of receiving written notice regarding the determination of the Exercise Price from the Standby Purchasers in the manner contemplated in Section 2.3.

2.5 **Payment for Standby Shares.** Subject to and in accordance with the terms hereof, on the Closing Date, the Standby Purchasers shall pay, in immediately available funds by wire transfer to an account designated by SWP, or by certified cheque payable to SWP, the aggregate Subscription Price that is payable for the Standby Shares.

2.6 **Fees to Standby Purchasers**. SWP shall pay, and the Standby Purchasers shall be entitled to receive each of the following amounts, each amount payable in proportion to the respective commitments of the Standby Purchasers as set forth in Schedule A:

(a) a payment of $1.5 million immediately upon the execution of this Agreement; and

(b) an additional amount equal to

(i) 4% of the total gross proceeds of the Rights Offering as disclosed in the Final Prospectus; less

(ii) $1.5 million;

such additional amount to be payable:

(iii) at the closing of the Rights Offering;

(iv) upon termination by SWP pursuant to Section 9.1 at any time following the filing of the Final Prospectus; or

(v) upon termination by a Standby Purchaser of its obligations under this Agreement pursuant to Section 9.2 at any time following the filing of the Final Prospectus (unless such termination is pursuant to Section 9.2(d), in which case no such additional amount shall be payable);

and paid in each case in immediately available funds by wire transfer to an account(s) designated by BMO Nesbitt Burns Inc. on behalf of the Standby Purchasers, or by certified cheques payable to BMO Nesbitt Burns Inc. on behalf of the Standby Purchasers.

2.7 **Restrictions on Sale Outside the Qualifying Jurisdictions.** The Standby Purchasers agree not to distribute the Standby Shares in such manner as to require registration of the Standby Shares or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute the Purchased Shares only in the Qualifying Jurisdictions and in accordance with all applicable laws. In particular, the Standby Purchasers acknowledge that the Standby Shares have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except in accordance with Rule 144A. In this connection, the Standby Purchasers agree that they will not offer or sell any of the Standby Shares constituting a part of their allotment within the United States except, if applicable, for offers and sales in the United States by the U.S. affiliates of the Standby Purchasers in accordance with Section 2.9 below. Any agreements between the Standby Purchasers and the members of any banking or selling group will contain similar restrictions to those contained in this paragraph.

2.8 **Representations, Warranties and Covenants of SWP as to U.S. Sales.** The Corporation hereby represents, warrants and covenants to and with the Standby Purchasers that:

(a) SWP is a "foreign issuer" and reasonably believes that there is and will be at the time of the sale thereof, no "substantial U.S. market interest" with respect to the Class A Shares, Class B Shares and Common Shares as such terms are defined in Regulation S;

(b) none of SWP, its affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) or has engaged or will engage in any form of general solicitation or general advertising (as those terms are defined in Regulation D) with respect to the Standby Shares or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(c) the Standby Shares satisfy the requirements set forth in Rule 144A(d)(3) under the 1933 Act;

(d) so long as any Standby Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, SWP shall either:

(i) furnish to the SEC, all information required to be furnished in accordance with Rule 12g3-2(b) under the 1934 Act;

(ii) file reports and other information with the SEC under Section 13 or 15(d) of the 1934 Act; or

(iii) if it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the 1934 Act, then furnish to any holder of the Standby Shares and any prospective purchaser of the Standby Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Standby Shares to effect resales under Rule 144A); and

(e) SWP is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

2.9 **Representations and Warranties of the Standby Purchasers as to U.S. Sales.** Each of the Standby Purchasers represents and warrants to and with SWP that:

(a) it acknowledges that the Standby Shares have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Standby Shares constituting part of its allotment within the United States except in accordance with Regulation S or Rule 144A as provided in Sections 2.11 and 2.12 below. Accordingly, neither it, its affiliates nor any persons acting on their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) in the United States with respect to the Standby Shares; and

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Standby Shares, except with its affiliates, any selling group members or with the prior written consent of SWP.

2.10 **Selling Group Members.** The Standby Purchasers shall require each selling group member to agree, for the benefit of SWP, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the provisions of Sections 2.9(a) and 2.9(b) as if such provisions applied to such selling group member.

2.11 Covenants of the Standby Purchasers as to U.S. Sales. Each Underwriter covenants with SWP that:

(a) all offers and sales of the Standby Shares in the United States will be effected in accordance with all applicable U.S. broker-dealer requirements;

(b) its U.S. affiliate selling Standby Shares in the United States is a Qualified Institutional Buyer within the meaning of Rule 144A;

(c) it will not, either directly or through its U.S. affiliate, solicit offers for, or offer to sell, the Standby Shares in the United States by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(d) it will solicit (and will cause its U.S. affiliate to solicit) offers for the Standby Shares in the United States only from, and will offer the Standby Shares only to, persons who it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Standby Shares only from, and will offer the Standby Shares only to, persons that in purchasing such Standby Shares will be deemed to have represented and agreed as provided in Sections 2.12(a) through (c) below (to the extent such representations are applicable to the purchaser concerned);

(e) it will inform (and cause its U.S. affiliate to inform) all purchasers of the Standby Shares in the United States that the Standby Shares have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on Rule 144A; and

(f) the private placement memorandum for the offering of the Standby Shares in the United States shall contain disclosure in substantially the form of Exhibit I to this Agreement, and no other written material will be used in connection with the offering of the Standby Shares without the consent of SWP.

2.12 Standby Purchasers' U.S. Affiliate. Each Standby Purchaser agrees that:

(a) it will deliver, through its U.S. affiliate, a copy of each of the preliminary private placement memorandum and final private placement memorandum, including (i) the Preliminary Prospectus or Final Prospectus, as the case may be, relating to the Standby Shares, (ii) the documents incorporated by reference in the Prospectus and (iii) a U.S. covering memorandum for the U.S. offering to each person in the United States purchasing Standby Shares from it;

(b) it shall cause its U.S. affiliate to agree, for the benefit of SWP, to the same provisions as are contained in Sections 2.10 and 2.11; and

(c) at the closing of the sale of the Standby Shares, it, together with its U.S. affiliate selling Standby Shares in the United States, will provide a certificate, substantially in the form of Schedule B to this Agreement relating to the manner of the offer and sale of the Standby Shares in the United States.

ARTICLE 3
COVENANTS OF SWP

3.1 Subject to and in accordance with the terms hereof, SWP undertakes and agrees with and in favour of the Standby Purchasers that:

(a) **Recapitalization.** It shall make its best efforts to take all steps necessary in order to complete the Recapitalization as soon as reasonably possible, including (i) holding the Stakeholder Meetings in the manner contemplated in the Recapitalization Circular, and soliciting the requisite approvals from the holders of its securities; (ii) seeking and obtaining the necessary approvals and consents in respect of the Recapitalization, including listing approval from the Toronto Stock Exchange in respect of the Common Shares.

(b) **Refinancing.** It shall take all steps necessary in order to complete the refinancing of its existing operating facility maturing July 31, 2005 and its senior secured bank term loan maturing on July 31. 2008 on substantially the terms set forth in the commitment letter dated December 10, 2004 between SWP and GE Canada Finance Holding Company and the commitment letter dated December 13, 2004 between SWP and Amaranth LLC, respectively.

(c) **Preliminary Prospectus.** It shall prepare and, on or about February 8, 2005, it shall file with the Securities Commissions, the Preliminary Prospectus (in the English and French languages, as appropriate) relating to the proposed distribution of the Securities.

(d) **Final Prospectus and Qualification.** Following the completion of the Recapitalization and not more than that one Business Day following the determination of the Exercise Price in accordance with Section 2.3, SWP shall file with the Securities Commissions a Final Prospectus (in the English and French languages, as appropriate) relating to the proposed distribution of the Securities, and take all other steps and proceedings that may be necessary in order to qualify the distribution of the Securities in each of the Qualifying Jurisdictions in which the Final Prospectus has been filed.

(e) **Supplementary Material.** If required by Securities Laws, it shall prepare any amendments to the Prospectus or any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by it under the Securities Laws. It shall also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any Material Adverse Change.

(f) **Consents and Approvals.** It will use its reasonable best efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities and the entering into and performance by it of this Agreement (including, for greater certainty, the issuance of the Rights and the Common Shares issuable upon the exercise of such Rights, as well as the issuance to the Standby Purchasers of the Standby Shares).

(g) **Cease Trade Order or Other Investigation.** From the date hereof through the earlier of (i) the Closing Date and (ii) the termination of this Agreement, it will immediately notify the Standby Purchasers in writing of any written demand, request or inquiry (formal or informal) by any Securities Commission, the TSX or other Governmental Entity that concerns any matter relating to the affairs of SWP that may affect the Rights Offering, the transactions contemplated herein, or any other matter contemplated by this Agreement, or that relates to the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any securities of SWP. Any notice delivered to the Standby Purchasers as aforesaid shall contain reasonable details of the demand, request, inquiry, order or ruling in question.

(h) **TSX Listing.** It shall take all action as may be required and appropriate so that (i) the Common Shares are listed on the TSX immediately following the Recapitalization; and (ii) each of the Rights, the Common Shares issuable upon exercise of the Rights and the Standby Shares have been conditionally approved for listing on the TSX, subject to receipt of customary final documentation.

(i) **Securities Laws.** It shall take all action as may be necessary and appropriate so that the Rights Offering and the transactions contemplated in this Agreement will be effected in accordance with Securities Laws. It shall consult with the Standby Purchasers and their advisors upon their reasonable request regarding the manner in which the Rights Offering and the other transactions contemplated herein will comply with applicable Securities Laws, and it shall provide to the Standby Purchasers and their advisors copies of any documents that are to be submitted by it to any Securities Commission or other regulatory authority for such purpose prior to being so submitted and it shall give the Standby Purchasers and their advisors an opportunity to comment on same.

(j) **Obtaining of Report.** It will cause Computershare Investors Services Inc. to deliver to the Standby Purchasers, as soon as is practicable following the Expiry Time, details concerning the total number of Rights duly subscribed and paid for by holders of Rights under the Rights Offering, including those Rights subscribed and paid for pursuant to the Additional Subscription Privilege.

(k) **Use of Proceeds.** A minimum of $100 million of net proceeds received by SWP in connection with the Rights Offering and the sale and issuance by SWP of Standby Shares to the Standby Purchasers will be used to repay indebtedness, and to the extent any proceeds remain thereafter, such proceeds shall be used by SWP for its general corporate purposes.

(l) **Corporate Existence.** In the event of a merger, consolidation or sale of all or substantially all of its assets, SWP shall ensure that the surviving successor entity in such transaction assumes its obligations hereunder.

(m) **Due Diligence.** Prior to the filing of each of the Preliminary and Final Prospectus, SWP shall permit the Standby Purchasers to participate fully in the preparation of the Prospectus and shall allow the Standby Purchasers to conduct all due diligence investigations which they reasonably require in order to fulfill their obligations under Canadian securities Laws and in order to enable them responsibly to execute the

certificates in the Preliminary Prospectus and Final Prospectus required to be executed by them.

(n) **Commercial Copies.** It will cause commercial copies of the Prospectus in the English and French languages to be delivered to the Standby Purchasers without charge, in such numbers and in such cities as they shall reasonably request. Such delivery shall be effected as soon as possible, and, in any event, with respect to the Final Prospectus on or before a date one Business Day after receipt of an MRRS decision document issued by the Saskatchewan Securities Commission, in its capacity as principal regulator, pursuant to National Policy 43-201 evidencing that a receipt has been issued by each of the securities regulators in the Qualifying Jurisdiction for the Final Prospectus.

(o) **Mailing of Materials.** It will effect and complete the mailing of commercial copies of the Final Prospectus to each of the registered holders of the Common Shares as soon as practicable following the Record Date and to the beneficial holders of Common Shares in the manner contemplated by National Instrument 54-101 as soon as practicable following the Record Date.

ARTICLE 4
CHANGES

4.1 Material Change During Distribution. During the period from the date of this Agreement to the completion of distribution of the Standby Shares, SWP shall promptly notify the Standby Purchasers in writing of:

(a) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of SWP and its subsidiaries taken as a whole;

(b) any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus, including all documents incorporated by reference, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying (to the extent that such compliance is required) the Canadian securities Laws.

SWP shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Standby Purchasers, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change. However, SWP shall not file any Prospectus Amendment or other document without first obtaining approval from the Standby Purchasers, after consultation with the Standby Purchasers with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. SWP shall in good faith discuss with the Standby Purchasers any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which

is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

4.2 **Change in Securities Laws.** If during the period of distribution to the public of the Standby Shares, there shall be any change in the Securities Laws which, in the opinion of the Standby Purchasers, requires the filing of a Prospectus Amendment, SWP shall, to the satisfaction of the Standby Purchasers, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Provinces where such filing is required.

4.3 **Change in Closing Date.** If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Article 9, the Closing Date shall be, unless SWP and the Standby Purchasers otherwise agree in writing, the sixth Business Day following the later of:

(a) the date on which all applicable filings or other requirements of the Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate MRRS decision documents obtained for such filings and notice of such filings from SWP or SWP's Counsel have been received by the Standby Purchasers; and

(b) the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with Section 3.1(n),

however, in no event shall the Closing Date be later than the earlier of (i) 45 days after the date on which the Exercise Price is determined; and (ii) May 31, 2005.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SWP

5.1 SWP represents and warrants to the Standby Purchasers that:

(a) SWP has been duly incorporated and organized and is validly existing and in good standing under the Laws of Saskatchewan and has all requisite corporate power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.

(b) The authorized capital of SWP consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares, of which there were, as at January 31, 2005, 70,953 Class A Shares and 242,796,237 Class B Shares issued and outstanding. Except as described in this subsection (b) and other than the Standby Purchasers and the holders of the Convertible Notes, no person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from SWP, of any Shares or other securities of SWP, other than employee stock options granted pursuant to SWP's Management Stock Option Plan and options granted to members of the Pool pursuant to the New Member Stock Option Plan.

(c) Each of the Material Subsidiaries is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(d) All issued and outstanding shares of SWP have been duly authorized and validly issued, and are fully paid and non-assessable. When issued and delivered to the respective purchaser and paid for by the respective purchaser in accordance with the terms and conditions of the Rights Offering and/or the terms and conditions of this Agreement, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for restrictions on resale or transfer imposed by the Securities Commissions or the TSX. The issuance of the Securities will not be subject to any pre-emptive or similar rights (it being acknowledged by the Standby Purchasers that the number of Standby Shares that it may be entitled to receive pursuant to this Agreement will depend on the number of Common Shares issued to those Persons who have exercised Rights prior to the Expiry Time).

(e) The execution, delivery and performance by SWP of this Agreement:

(i) has been duly authorized by all necessary corporate action on its part;

(ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate its articles of incorporation or by-laws or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any material indenture, mortgage, agreement, contract or other material instrument to which SWP or any of its subsidiaries is a party or by which SWP or any of its subsidiaries or any of their respective properties or assets is bound; and

(iii) will not result in the violation of any applicable Law;

excluding such breaches, violations or conflicts that would not, individually or globally, effect a Material Adverse Change or have a material adverse effect on the Rights Offering or on the other transactions contemplated hereunder.

(f) This Agreement has been duly executed and delivered by SWP and constitutes a legal, valid and binding obligation of SWP, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g) SWP is a reporting issuer in good standing in all of the Qualifying Jurisdictions. SWP is in compliance with its continuous disclosure obligations under the Securities Laws.

(h) Each of the consolidated financial statements of SWP contained in the Public Documents, including each Public Document filed after the date hereof until the Closing Date, (i) complies or, when filed, will comply as to form in all material respects with the Securities Laws, (b) has been or, when filed, will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be

indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws) and (c) fairly represents, or when filed will fairly present, in all material respects, the consolidated financial position of SWP and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit footnotes which are not required in unaudited financial statements, but do contain all adjustments, necessary for the fair presentation of SWP's consolidated financial position, results of operations and cash flows. As of the time they were filed, or as subsequently amended or superseded by a filing prior to the date of this Agreement, none of the Public Documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(i) No consent, approval, order or authorization of, or declaration with any Governmental Entity or any third party is required by or with respect to SWP or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by SWP contemplated hereby, other than the consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions.

(j) At the time of its filing and as at the Closing Date, the Prospectus did and will comply with the requirements of the Securities Laws in the Qualifying Jurisdictions, and will comply with the requirements of the Securities Act; and at the time of its filing and as at the Closing Date, the information and statements contained therein are true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts (as such term is construed under the Securities Act) and do not omit any material facts relating to SWP and its subsidiaries taken as a whole and as concerns the Rights Offering and the transactions contemplated herein and did not or will not contain any Misrepresentation; provided that the foregoing shall not apply to any information or statements contained in the Prospectus relating to the Standby Purchasers which the Standby Purchasers have specifically approved in writing for inclusion in such Prospectus.

(k) At the Closing Date, the distribution of the Securities by SWP will comply with applicable Securities Laws.

(l) There are no legal or governmental proceedings pending, or to SWP's knowledge, threatened to which SWP or any of its subsidiaries is a party and which, if determined adversely, would have a material adverse effect on SWP and its subsidiaries, on a consolidated basis, other than proceedings accurately described in all material respects in the Public Documents and proceedings that would not have a material adverse effect on SWP and its subsidiaries, on a consolidated basis, or on the power or ability of SWP to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(m) SWP is not in violation of any of the rules and policies of the TSX, including the applicable listing requirements of the TSX, and its Class B Shares are currently listed thereon.

(n) There has been no Material Adverse Change since July 31, 2004.

(o) SWP is not in material violation of, and the execution and delivery of this Agreement and the performance by SWP of its obligations under this Agreement will not result in any material breach or violation of, or be in material conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents or by-laws of SWP or any resolution of the directors or shareholders of SWP or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to SWP;

5.2 **Survival.** All representations and warranties of SWP contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by the Standby Purchasers and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Purchasers.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF STANDBY PURCHASERS

6.1 **Representations.** The Standby Purchasers each represent and warrant, on a several and not a joint basis, to SWP that:

(a) Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and National Bank Financial Inc. is a corporation organized and existing under the Laws of Canada and that it has the power to enter into and perform its obligations under this Agreement. Genuity Capital Markets is a partnership existing under the Laws of Ontario and has the power to enter into and perform its obligations under this Agreement.

(b) The execution, delivery and performance by the Standby Purchasers of this Agreement:

(i) has been duly authorized by all necessary action on its part;

(ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) will not result in the violation of any applicable Law.

(c) This Agreement has been duly executed and delivered by the Standby Purchasers and constitutes a legal, valid and binding obligation of the Standby Purchasers, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws

of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) No consent, approval, order or authorization of, or declaration with, any Governmental Entity is required by or with respect to the Standby Purchasers or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by the Standby Purchasers contemplated hereby, other than consents, approvals, or authorizations that may be required by any Securities Commissions.

(e) The Standby Purchasers have, and on the Closing Date will have (regardless of the number of Rights that are exercised by the holders of Rights prior to the Expiry Time) sufficient funds to make and complete the payment for all of the Standby Shares and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person(s), and the Standby Purchasers acknowledge that they shall, in conjunction with SWP, be required in accordance with Section 6.1 of National Instrument 45-101 — *Rights Offerings*, to deliver evidence of the foregoing to the Securities Commissions at or prior to the time of filing of the preliminary prospectus with the Securities Commissions.

6.2 **Survival.** All representations and warranties of the Standby Purchasers contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, shall survive the completion of the purchase of Securities by the Standby Purchasers and shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of SWP.

ARTICLE 7
CLOSING AND CONDITIONS

7.1 The closing of the purchase by the Standby Purchasers and sale by SWP of the Standby Shares to be purchased by the Standby Purchasers hereunder shall be completed at the offices of MacPherson Leslie & Tyerman LLP, 1500 McCallum Hill Tower 11874 Scarth Street Regina, Saskatchewan at 3:30 p.m. (Saskatchewan time) on the Closing Date or at such other time and/or on such other date and/or at such other place as SWP and the Standby Purchasers may agree upon in writing. On such date, and upon payment being made by the Standby Purchasers in accordance with Section 2.5, definitive certificates representing the number of Common Shares that is equal to the number of Standby Shares to be purchased by the Standby Purchasers hereunder shall be delivered to the Standby Purchasers by SWP and such certificates shall be registered in the name of the Standby Purchasers or one or more designees of the Standby Purchasers, as applicable. SWP shall contemporaneously pay the standby commitment fee pursuant to Section 2.6(b)(iii) to BMO Nesbitt Burns Inc. on behalf of the Standby Purchasers.

7.2 The obligation of the Standby Purchasers to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a) SWP shall have successfully completed the Recapitalization in the manner contemplated in the Recapitalization Circular;

(b) There shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of SWP, pending or threatened, including, without limitation before any Governmental Entity, in respect of the Recapitalization or the Rights Offering;

(c) SWP shall have completed the refinancing of its existing operating facility maturing July 31, 2005 and its senior secured bank term loan on substantially the terms set forth in the commitment letter dated December 10, 2004 between SWP and GE Canada Finance Holding Company and the commitment letter dated December 13, 2004 between SWP and Amaranth LLC, respectively.

(d) SWP will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental and regulatory bodies required in connection with the Rights Offering and the purchase of Standby Shares by the Standby Purchasers as contemplated by this Agreement;

(e) The Rights and the Common Shares being listed on the TSX;

(f) The TSX having approved the listing of the Standby Shares and the Common Shares issuable upon the exercise of the Rights, subject to the filing of customary documents with the TSX;

(g) SWP shall have received from Farm Credit Canada written confirmation that it will not terminate the Memorandum of Agreement between each of them by reason of any rights it may have arising out of the Recapitalization;

(h) The Standby Purchasers shall have been delivered copies of Directors' and Officers' Questionnaires in form satisfactory to them completed and executed by each of the officers and each of the directors no later than two weeks following the filing of the Preliminary Prospectus, the contents of which shall not disclose, in the reasonable judgment of the Standby Purchasers, the existence of an undisclosed material fact pursuant to Section 4.1;

(i) The Standby Purchasers shall receive, with respect to such matters as it may reasonably request, a legal opinion dated as of the Closing Date from counsel to SWP as to matters of law (who may rely on the opinion of counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Saskatchewan and Alberta or the laws of Canada applicable therein, and who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of SWP);

(j) The Standby Purchasers shall have received at Closing a certificate or certificates dated the Closing Date and signed on behalf of SWP by the Chief Executive Officer and the Chief Financial Officer of SWP or such other officers of SWP acceptable to the Standby Purchasers, acting reasonably, addressed to the Standby Purchasers certifying for and on behalf of SWP after having made due enquiry and after having carefully examined the Prospectus, including all documents incorporated by reference that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendment (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of SWP and its subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of SWP or its subsidiaries which is material to SWP and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Standby Shares or any other securities of SWP has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(iii) SWP has duly complied with the terms, conditions and covenants of this Agreement on its part to be complied with up until Closing; and

(iv) the representations and warranties of SWP contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement; and

(v) such other matters as the Standby Purchasers may reasonably request.

(k) The Standby Purchasers shall have received (i) a long-form "comfort letter" from the external auditors to SWP dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the auditors within two Business Days of the date of the Final Prospectus) addressed to the Standby Purchasers, in form and substance satisfactory to the Standby Purchasers, acting reasonably, with respect to, inter alia, the financial and accounting data (both audited and unaudited) contained in or incorporated by reference in the Prospectus, and (ii) a bringdown letter in respect of the comfort letter dated as of the Closing Date (with a "cut-off date" no earlier than two Business Days before the Closing Date.)

(l) The terms of the Rights Offering shall not have been changed.

7.3 SWP agrees that the conditions contained in Section 7.2 will be complied with so far as the same relates to acts to be performed or to be caused to be performed by SWP and that it will use its reasonable best efforts to cause such conditions to be complied with.

ARTICLE 8
CONFIDENTIALITY AND PUBLIC ANNOUNCEMENT

8.1 **Confidentiality**. None of the parties hereto shall, without the prior consent of the other parties, disclose the terms of this Agreement, except that such disclosure may be made to any party's officers, directors, partners, advisors and employees who require such information for the purpose of consummating the transactions contemplated by this Agreement or as may otherwise be required by Law or the rules of the TSX.

8.2 **Public Announcement.** The parties hereto will make a public announcement regarding this Agreement contemporaneously with (or that shall be included within) the public announcement to be made by SWP regarding the Rights Offering.

ARTICLE 9
TERMINATION

9.1 **Termination by SWP.** If SWP, at any time, and in its sole discretion, decides not to proceed with the Rights Offering (including, without limitation, for any of the reasons set out in paragraph 9.2(a) through 9.2(e) hereof) it shall be entitled, by giving written notice to the Standby Purchasers, to terminate and cancel its obligations under this Agreement, without any liability on its part, subject to payment of the fee set forth in Section 2.6(b)(iv), if applicable, and in addition any obligations it may have under Section 12.1.

9.2 **Termination by the Standby Purchasers.** The Standby Purchasers shall each be entitled, by giving written notice to SWP at any time prior to the Expiry Time, to terminate and cancel, without any liability on its part, its obligations under this Agreement, if:

(a) any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to SWP or any of its subsidiaries, or in relation to any of the directors or officers of SWP or any of its subsidiaries, any of which suspends or ceases trading in the Rights or Shares or operates to prevent or restrict the lawful distribution of the Securities;

(b) if any order is issued by a Governmental Entity pursuant to applicable Laws, or if there is any change of Law, either of which suspends or ceases trading in the Rights or Shares or operates to prevent or restrict the lawful distribution of the Securities;

(c) any Material Adverse Change occurs;

(d) there should develop or occur or come into effect, any catastrophe of national or international consequence or, any Law or other occurrence of any nature whatsoever which, in the reasonable opinion of the Standby Purchasers, seriously adversely affects, or will seriously adversely affect, the financial markets in Canada, or which results in or will result in a Material Adverse Change;

(e) SWP fails to obtain (i) final listing approval from the TSX for the Common Shares within 10 Business Days of the completion of the Recapitalization; (ii) final listing approval from the TSX for the Rights at least two days prior to the date named as the Record Date in the Final Prospectus; and (iii) conditional listing approval from the TSX in respect of the Common Shares issuable upon exercise of the Rights and the Standby Shares prior to or on the Closing Date, subject to receipt of customary final documentation.

(f) the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than one Business Day for any reason by the TSX at any time following their initial listing at any time prior to the closing of the Rights Offering;

(g) the conditions to closing in favour of the Standby Purchasers referred to in Sections 7.2(a) and (c) above have not been satisfied on or before March 31, 2005;

(h) the Final Prospectus has not been filed in each of the Qualifying Jurisdictions on or before April 18, 2005; or

(i) if the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated at Article 6 hereof) has not occurred on or before the earlier of:

(i) 45 days after the date on which the Exercise Price is determined in accordance with Section 2.3; and

(ii) May 31, 2005.

9.3 Notwithstanding any other provision hereof, should SWP or the Standby Purchasers validly terminate this Agreement pursuant to, and in accordance with, this Article 9, the obligations of both SWP and the Standby Purchasers under this Agreement shall terminate and following the payment of any applicable balance of the standby commitment fee pursuant to Section 2.6(b)(iv) or (v), as the case may be, there shall be no further liability on the part of the Standby Purchasers to SWP or on the part of SWP to the Standby Purchasers hereunder (except for any liability of any party that exists at such time or that may arise thereafter pursuant to Article 10 hereof).

ARTICLE 10
INDEMNIFICATION

10.1 SWP covenants and agrees to protect, indemnify and hold harmless the Standby Purchasers for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred:

(a) by reason of or in any way arising, directly or indirectly, out of any Misrepresentation or alleged Misrepresentation in the Prospectus; and/or

(b) by reason of or in any way arising, directly or indirectly, out of any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission, or other competent authority in Canada or before or by any Governmental Entity, based upon or relating to the Rights Offering, the Recapitalization, or the other transactions contemplated in this Agreement including, without limitation, any actions taken or statements made by or on behalf of SWP in connection with the Rights Offering or the other transactions contemplated in this Agreement or any statement or omission or alleged statement or omission in the Prospectus, or any other document relating to the Rights Offering or the transactions contemplated in this Agreement; and/or

(c) the non-compliance or alleged non-compliance by SWP with any requirement of the Securities Laws or any other applicable Laws in connection with the Rights Offering or the other transactions contemplated in this Agreement, including SWP's non-compliance with any statutory requirement to make any document available for inspection; and/or

(d) by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of SWP contained herein.

10.2 The Standby Purchasers covenant and agree to protect, indemnify and hold harmless SWP for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of, or in any way arising, directly or indirectly, out of (i) any breach or default of or under any representation, warranty, covenant or agreement of the Standby Purchasers contained herein, or (ii) any information relating solely to the Standby Purchasers that the Standby Purchasers provided to SWP in writing or that results primarily from any action taken by the Standby Purchasers which is contrary to applicable Laws.

10.3 The indemnification by SWP contained in Section 9.1 will not apply in respect of any losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of or arising out of any Misrepresentation, order, inquiry, investigation or other matter or thing referred to herein which is based upon or results from any information relating solely to the Standby Purchasers that the Standby Purchasers provided to SWP in writing or that results primarily from any action taken by the Standby Purchasers which is contrary to applicable Laws.

10.4 In the event that any claim, action, suit or proceeding, including, without limitation, any inquiry or investigation (whether formal or informal), is brought or instituted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for herein, such person or corporation (an "**Indemnified Party**") shall promptly notify the person from whom indemnification is being sought (being either SWP under Section 9.1 or the Standby Purchasers under Section 9.2, as the case may be (the "**Indemnifying Party**")) and the Indemnifying Party shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such claim, action, suit or proceeding, and the Indemnifying Party shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, suit or proceeding.

10.5 In any such claim, action, suit or proceeding, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party unless:

(a) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such other counsel; or

(b) the named parties to any such claim, action, suit or proceeding (including any added, third or impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defenses).

10.6 Subject to Section 9.5, it is understood and agreed that the Indemnifying Party shall not, in connection with any such claim, action, suit or proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate legal firm for all persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for herein and such firm shall be designated in writing by the Indemnified Party (on behalf of itself and its directors, officers, employees and agents).

10.7 Notwithstanding anything herein contained, neither SWP nor the Standby Purchasers shall agree to any settlement of any such claim, action, suit or proceeding unless the other has

consented in writing thereto, and neither party shall be liable for any settlement of any such claim, action, suit or proceeding unless it has consented in writing thereto.

10.8 If the indemnification provided for in Article 9 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

10.9 The obligations of SWP and the Standby Purchasers under this Article 9 shall survive completion of any offerings described herein and the termination of this Agreement. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

10.10 To the extent any indemnification by an Indemnifying Party is prohibited or limited by law, the Indemnifying Party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Article 9 to the fullest extent permitted by law; provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 11
NOTICE

11.1 **Notice.** Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

(a) In the case of SWP:

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Attention: Chief Financial Officer and General Counsel
Fax: (306) 569-5133

With a copy to:

MacPherson Leslie & Tyerman LLP
1500 McCallum Hill Tower I
1874 Scarth Street
Regina SK S4P 4E9
Attention: Doug Ballou
Fax:

(b) In the case of the Standby Purchasers:

BMO Nesbitt Burns Inc. (on behalf of the Standby Purchasers)
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention: Mark Caiger
Fax: (416) 359-4118

With a copy to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, Ontario
M5X 1B8
Attention: Andrew Aziz and Doug Bryce
Fax: (416) 862-6666

11.2 **Receipt of Notice.** Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission, as the case may be, or if not a Business Day, on the next Business Day.

ARTICLE 12
MISCELLANEOUS

12.1 **Expenses.** SWP will be responsible for all expenses related to the Rights Offering, whether or not it is completed, including, without limitation, all fees and disbursements of its legal counsel, fees and disbursements of its accountants and auditors, all expenses related to roadshows and marketing activities and any marketing documents or materials (including, without limitation, slide presentations and videos, if any), printing costs, translation fees and filing fees. All fees and disbursements of legal counsel to the Standby Purchasers and the out-of-pocket expenses incurred by the Standby Purchasers shall be borne by the Standby Purchasers; provided that in the event that the Rights Offering does not proceed due to a decision by SWP to terminate the Agreement pursuant to Section 9.1 or pursuant to a termination of the Agreement by the Standby Purchasers pursuant to any of the provisions of Section 9.2, the Company will reimburse the Underwriters for their reasonable out-of-pocket and legal expenses.

12.2 Further Assurances. The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

12.3 Assignment. This Agreement may not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other parties hereto, provided, however, that the rights and obligations of the Standby Purchasers to purchase Standby Shares hereunder may be assigned in whole or in part to one or more affiliates designated in writing by the Standby Purchasers, which assignment shall not release the Standby Purchasers from its obligations hereunder.

12.4 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and there respective successors and permitted assigns.

12.5 Waiver. Failure by any party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by either party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

12.6 Amendments. No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

12.7 Counterparts and Facsimile. This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and such counterparts and facsimiles together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. This Agreement shall be deemed to have been entered into and to have become effective at the location at which the Standby Purchasers shall have signed an original, counterpart or facsimile version thereof, without regard to the place at which SWP shall have signed same.

12.8 Time. Time shall be of the essence of this Agreement.

12.9 Entire Agreement. This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

12.10 Language. The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English. Les parties aux présentes reconnaissent qu'à leur demande le présent document ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement sont rédigés en langue anglaise.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

SASKATCHEWAN WHEAT POOL

By: "Wayne Cheeseman"
Name: Wayne Cheeseman
Title: Chief Financial Officer

By: "Mayo Schmidt"
Name: Mayo Schmidt
Title: Chief Executive Officer

BMO NESBITT BURNS INC.

By: "Mark Caiger"
Name: Mark D. Caiger
Title: Vice-President

RBC DOMINION SECURITIES INC.

By: "Dennis Mulvihill"
Name: Dennis Mulvihill
Title:

GENUITY CAPITAL MARKETS

By: "Barry Goldberg"
Name: Barry I. Goldberg
Title: Principal

NATIONAL BANK FINANCIAL INC.

By: "Ronald MacMicken"

Name: Ronald A. MacMicken

Title:

SCHEDULE A

Allotment of Standby Commitment between Standby Purchasers

Standby Purchaser	Percentage of Offering Commitment
BMO Nesbitt Burns Inc.	42.5%
RBC Dominion Securities Inc.	25.0%
Genuity Capital Markets	22.5%
National Bank Financial Inc.	10.0%

EXHIBIT I

"The Securities offered hereby have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except that Securities may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A."

"Each U.S. purchaser hereof will, by its purchase of such Securities, be deemed to have represented and agreed for the benefit of the Corporation as follows:

(i) it is aware that the Securities have not been and will not be registered under the 1933 Act and the sale contemplated hereby is being made in reliance on Rule 144A to Qualified Institutional Buyers;

(ii) it is a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act and it is acquiring the Securities for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution of disposition of the Securities in violation of United States federal or state securities laws;

(iii) it understands that if it decides to offer, sell or otherwise transfer such Securities, such Securities may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S or (C) inside the United States in accordance with (x) Rule 144A to a person who the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (y) the exemption from registration under the 1933 Act provided by Rule 144, if available, or (z) another exemption from registration after, in the case of a transfer pursuant to (y) or (z), providing a legal opinion or other evidence of compliance with U.S. federal securities laws satisfactory to the Corporation; and

(iv) it understands that all Securities sold in the United States as part of this offering will be "restricted" securities within the meaning of Rule 144 under the 1933 Act and the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the following effect for so long as required by applicable law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144

UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO [the transfer agent] AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

provided that, if any such Securities are being sold under clause (iii)(B) above and the Corporation is a "foreign corporation" within the meaning of Regulation S at the time of such sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent for the Securities, to the following effect (or as the Corporation may from time to time prescribe):

> The undersigned (A) acknowledges that the sale of the ● securities, represented by certificate numbers ●, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933 (the "1933 Act") and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of Saskatchewan Wheat Pool Inc., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S;

provided, further, that, if any such Securities are being sold under clause (iii)(C)(y) above, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws."

(v) it is authorized to consummate the purchase of the Securities;

(vi) it acknowledges that it has not purchased the Securities as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any

seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(vii) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set out and described in paragraph (iii) above;

(viii) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(ix) it acknowledges that it has received a copy of the private placement memorandum, including the Canadian Final short Form Prospectus dated ______, and the documents incorporated therein by reference, for the offering of the Securities in the United States, and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in such offering documents and that it considered necessary in connection with its decision to invest in the Securities;

(x) it understands and acknowledges that the Corporation (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Securities are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transaction which could cause the Corporation not to be a foreign issuer; and

(xi) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the Standby Purchasers and the U.S. broker-dealer affiliates of the Standby Purchasers in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

EXHIBIT II
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of common shares of Saskatchewan Wheat Pool Inc. (formerly Saskatchewan Wheat Pool) (the "Securities") pursuant to the Standby Purchase Agreement dated ●, between Saskatchewan Wheat Pool and the Standby Purchasers named therein (the "Standby Purchase Agreement"), the undersigned does hereby certify for itself, each of the Underwriters and the U.S. affiliates of the Underwriters that sold Securities in the United States as follows:

(i) **[name of U.S. broker-dealer affiliate]** is a duly registered broker or dealer with the National Association of Securities Dealers, Inc. (the "NASD") and the United States Securities and Exchange Commission (the "SEC") and is in good standing with the NASD and SEC on the date hereof;

(ii) all offers and sales of Securities in the United States have been effected by **[name of U.S. broker-dealer affiliate]** in accordance with all applicable broker-dealer requirements;

(iii) each offeree was provided with a copy of the private placement memorandum, including the Canadian Final Short Form Prospectus dated ●, and the documents incorporated therein by reference, for the offering of the Securities in the United States;

(iv) immediately prior to our transmitting such private placement memorandum to the offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A) and, on the date hereof, we continue to believe that each person in the Untied States purchasing Securities from us is a Qualified Institutional Buyer;

(v) no form of general solicitation or general advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(vi) the offering of the Securities in the United States has been conducted by us in accordance with the Standby Purchase Agreement.

Terms used in this certificate have the meanings given to them in the Standby Purchase Agreement.

DATED ●.

BMO NESBITT BURNS INC.	**[U.S. AFFILIATE]**
By: ______________________	By: ______________________
Name:	Name:
Title:	Title: